CAPITAL CITY BANK GROUP

2025
ANNUAL REPORT



ANNUAL SHAREOWNERS' MEETING

APRIL 21, 2026 | 10 A.M. E.T.

ABOUT CAPITAL CITY BANK GROUP, INC.

Capital City Bank Group, Inc. (NASDAQ: CCBG) is one of the largest publicly traded financial holding companies headquartered in Florida and has approximately $4.4 billion in assets. We provide a full range of banking services, including traditional deposit and credit services, mortgage banking, asset management, trust, merchant services, bankcards and securities brokerage services. Our bank subsidiary, Capital City Bank, was founded in 1895 and now has 62 banking offices and 108 ATMs/ITMs in Florida, Georgia and Alabama. **www.ccbg.com**.



DEAR **SHAREOWNERS**

2025 was an exceptional year for Capital City as we delivered record performance and created meaningful value for our shareowners. Throughout the year, we remained true to the relationship banking model that has defined us for generations and to the disciplined fundamentals that drive consistent, reliable results.

Capital City stands in a position of strength. It is with great pride that I reflect on our progress and with confidence that I look ahead.

REFLECTING ON THE YEAR

This was a milestone year for Capital City. We achieved record financial results and successfully executed several planned strategic initiatives. Compared to 2024, earnings grew by 16%, reflecting contributions across the organization and disciplined execution by our teams. Tangible book value per share increased 14%, and our board demonstrated confidence in our performance by increasing the dividend by 14%.

I am proud of the financial outcomes and the value created for our shareowners. I am equally encouraged by our continued investments in client- and associate-focused initiatives, our associates' unwavering commitment to the communities we serve and the strategic leadership enhancements made during the year.

BALANCED GROWTH THROUGH DISCIPLINED EXECUTION

Our long-standing commitment to the fundamentals — strong core deposits, disciplined credit management, and prudent liquidity and capital stewardship — continued to drive balanced growth in 2025.

In comparison to 2024, average deposit balances grew by 1.5%, reflecting our bankers' focus on new client acquisition and deepening existing relationships. Credit quality remained strong, supported by disciplined underwriting and active portfolio management, and we strengthened our credit loss reserves to 1.22% of total loans.

Our liquidity and capital positions remain robust. The tangible capital ratio improved to 10.8% at year-end, and regulatory capital levels compare favorably to peers. These strengths provide flexibility to support future growth and strategic opportunities.

Throughout the year, we advanced initiatives designed to deepen household engagement

Cover photography by Ryan Gamma Photography. Photography by Colin Hackley Photography

and expand client relationships. By thoughtfully cross-solving and aligning our services to client needs, we continue to strengthen our role as a trusted financial partner. Combined with our service philosophy centered on exceeding expectations, this relationship-first approach drives loyalty and performance across our lines of business.

We also saw encouraging growth and return on investment in key expansion markets, including the Emerald Coast of Florida and the Northern Arc of Atlanta, Georgia. The opening of our banking office on West Bay Parkway in Panama City Beach in January 2025 marked our third expansion in that market since 2020 and reflects continued progress in our strategic market expansion.

OUR PEOPLE AND COMMUNITY COMMITMENT

Our strength is rooted in our people and the communities we serve. We remain deeply committed to supporting hardworking families, small businesses and local institutions that rely on us as a trusted financial partner.

Our associates proudly represent the Star, contributing thousands of volunteer hours each year to nonprofit and community-based organizations. Their dedication reinforces our culture and purpose. In addition, we provide financial support through grants and donations to organizations that strengthen the communities where we live and work.

LEADERSHIP FOR THE NEXT CHAPTER

In June 2025, we announced important leadership changes designed to strengthen continuity and position Capital City for continued success. Beth Corum was appointed president of Capital City Bank, and Tom Barron assumed the roles of president of Capital City Bank Group and chairman of the Capital City Bank Board of Directors.

I remain actively engaged as chairman and chief executive officer of Capital City Bank Group, focused on corporate strategy, governance and guiding long-term financial performance. These leadership enhancements reflect thoughtful succession planning and reinforce our commitment to stability and continuity.

LOOKING AHEAD

As we enter 2026, our priorities are clear: disciplined growth, sustained profitability and strategic initiatives that create long-term shareowner value. Our diversified revenue streams, strong credit discipline and prudent capital management position us for continued success.

For more than 130 years, Capital City has navigated economic cycles and industry change. What has endured is our commitment to relationships. We earn trust by understanding our clients, supporting their goals and consistently doing what is right for them. In an increasingly competitive and commoditized industry, this value proposition remains our most meaningful differentiator and the foundation of our success.

I extend my sincere appreciation to our shareowners for your confidence, to our clients for your trust and to our associates for your dedication. Together, we will continue building on our momentum and creating long-term value for all stakeholders.

As always, I welcome your comments and questions.

Your banker,

William G. Smith Jr.
Chairman and Chief Executive Officer

FINANCIAL HIGHLIGHTS

($ in Thousands, Except Per Share Data)

FOR THE YEAR	2025	2024	2023
Net Income	$61,557	$52,915	$52,258
PER COMMON SHARE DATA			
Net Income - Basic	$3.61	$3.12	$3.08
Net Income - Diluted	3.60	3.12	3.07
Book Value - Diluted	32.23	29.11	25.92
KEY RATIOS			
Return on Average Assets	1.42%	1.25%	1.22%
Return on Average Equity	11.51%	11.18%	12.40%
Net Interest Margin	4.28%	4.08%	4.05%
Total Risk-Based Capital	21.45%	18.64%	16.57%
Tier 1 Leverage	11.77%	11.05%	10.30%
Tangible Capital	10.79%	9.51%	8.26%
BALANCE SHEET DATA			
Average Loans[1]	$2,647,111	$2,733,767	$2,711,904
Average Earning Assets	4,010,875	3,897,580	3,933,800
Average Total Assets	4,347,577	4,234,603	4,278,686
Average Noninterest Bearing Deposits	1,319,336	1,336,601	1,507,657
Average Deposits	3,651,351	3,597,438	3,669,612
Average Shareowners' Equity	534,962	473,216	421,482

(1) Includes loans held for investment and held for sale

BOARD OF DIRECTORS

William G. Smith Jr.
Chairman and
Chief Executive Officer
Capital City Bank Group, Inc.
Serving Since 1982

Robert Antoine
Retired
Deloitte & Touche
Serving Since 2019

Thomas A. Barron
President
Capital City Bank Group, Inc.
Serving Since 1982

William F. Butler
Founder and Principal
Real Estate InSync (REI)
Serving Since 2021

Stanley W. Connally Jr.
Executive Vice President and
Chief Operating Officer
Southern Company
Serving Since 2017

Marshall M. Criser III
President
Piedmont University
Serving Since 2018

Kimberly A. Crowell
Chief Executive Officer and Co-Founder
Kalo Companies
Serving Since 2021

Bonnie J. Davenport
President and Founding Principal
BKJ, Inc. Architecture
Serving Since 2021

W. Eric Grant
Chief Executive Officer
Residential Elevators
Serving Since 2017

Laura L. Johnson
Chief Executive Officer
Coton Colors Company
Serving Since 2017

John G. Sample Jr.
Retired
Certified Public Accountant
Serving Since 2016

Ashbel C. Williams
Vice Chair
JP Morgan Asset Management
Serving Since 2021

SENIOR MANAGEMENT

William G. Smith Jr.
Chairman and
Chief Executive Officer
Capital City Bank Group, Inc.
47 years of service

Thomas A. Barron
President
Capital City Bank Group, Inc.
51 years of service

Bethany H. Corum
President
Capital City Bank
19 years of service

Jeptha E. Larkin
Chief Financial Officer
38 years of service

Thomas W. Allen
Executive Vice President
Real Estate Management
Retired December 31, 2025
17 years of service

Sharon Bradley
Chief Inclusion Officer
31 years of service

Marsha S. Crowle
Executive Vice President
Director of Compliance
8 years of service

Brooke W. Hallock
Chief Brand Officer
21 years of service

Matt Henderson
Chief Information
Security Officer
3 years of service

Erica Hunter
Senior Vice President
Internal Audit
Effective July 1, 2025
17 years of service

Lynne Jensen
Chief Technology Officer
21 years of service

Randall H. Lashua
Chief Retail Officer
Retired December 31, 2025
20 years of service

Ashley Leggett
Chief People Officer
17 years of service

William L. Moor Jr.
President
Wealth Management
38 years of service

Lee Nichols
Chief Credit Officer
21 years of service

Alicia Williams-Ronan
Chief Retail Officer
Effective October 1, 2025
20 years of service

B. Randall Sharpton
Executive Vice President
Internal Audit
Retired June 30, 2025
46 years of service

Gregory D. Shumate
Chief Executive Officer
Capital City Home Loans
19 years of service

Ramsay H. Sims
Chief Banking Officer
15 years of service

William G. Smith III
Chief Lending Officer
15 years of service

Cheryl B. Thompson
Executive Vice President
Banking Operations
21 years of service

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Capital City Bank Group, Inc.
(Exact name of Registrant as specified in its charter)

Florida	**0-13358**	**59-2273542**
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
217 North Monroe Street, Tallahassee, Florida		**32301**
(Address of principal executive offices)		(Zip Code)

(850) 402-7821
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	CCBG	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, $0.01 par value per share, held by non-affiliates of the registrant on June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $539,591,085 (based on the closing sales price of the registrant's common stock on that date). Shares of the registrant's common stock held by each officer and director and each person known to the registrant to own 10% or more of the outstanding voting power of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not a determination for other purposes.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 24, 2026
Common Stock, $0.01 par value per share	17,152,261

DOCUMENTS INCORPORATED BY REFERENCE
Portions of our Proxy Statement for the Annual Meeting of Shareowners held on April 21, 2026, are incorporated by reference in Part III.

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CAPITAL CITY BANK GROUP, INC.
ANNUAL REPORT FOR 2025 ON FORM 10-K

TABLE OF CONTENTS

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INTRODUCTORY NOTE

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "target," "vision," "goal," and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Forward-looking statements are based on current assumptions and expectations that are subject to change and may prove to be inaccurate. Our actual future results may differ materially from those set forth in our forward-looking statements.

In addition to those risks discussed in this Annual Report under Item 1A Risk Factors, factors that could cause our actual results to differ materially from those in the forward-looking statements, include, without limitation:

- Changes in trade, monetary, and fiscal policies and laws, including actual changes in interest rates and the Fed Funds rate and changes in international trade policies, tariffs and treaties affecting imports and exports, and their related impacts on macroeconomic conditions, customer behavior, funding costs and loan and securities portfolios;
- Inflation, interest rate, market and monetary fluctuations;
- Local, regional, national, and international economic conditions (including the value of the U.S. Dollar in relation to the currencies of other advanced and emerging market countries and the performance of both domestic and international equity and debt markets and valuation of securities traded on recognized domestic and international exchanges), and the impact they may have on us and our clients and our assessment of that impact;
- The costs and effects of legal and regulatory developments, the outcomes of legal proceedings or regulatory or other governmental inquiries, the results of regulatory examinations or reviews and the ability to obtain required regulatory approvals;
- The effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, and insurance) and their application with which we and our subsidiaries must comply;
- The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as other accounting standard setters;
- The accuracy of our financial statement estimates and assumptions;
- Changes in the creditworthiness, financial performance and/or condition of our borrowers;
- Changes in the mix of loan geographies, sectors and types or the level of non-performing assets and charge-offs;
- Changes in estimates of future credit loss reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;
- Changes in our liquidity position;
- Changes in our capital levels, capital requirements or our ability to maintain adequate regulatory capital ratios;
- The timely development and acceptance of new products and services as well as risks (including reputational and litigation) attendant thereto, and perceived overall value of these products and services by users;
- Changes in consumer spending, borrowing, and saving habits;
- Changes in deposit levels, deposit mix, pricing, or the availability and cost of other funding sources;
- Greater than expected costs or difficulties related to the integration of new products and lines of business;
- Technological changes;
- Risks associated with the development and use of artificial intelligence;
- The cost and effects of cyber incidents or other failures, interruptions, or security breaches of our systems or those of our customers or third-party providers;
- Fraud or misconduct by internal or external parties which we may not be able to prevent, detect or mitigate;
- Dispositions, acquisitions and integration of acquired businesses;
- Impairment of our goodwill or other intangible assets;
- Changes in the reliability of our vendors, internal control systems, or information systems;
- Our ability to increase market share and control expenses;
- Our ability to attract and retain qualified employees;
- Changes in our organization, compensation, and benefit plans;
- The soundness of other financial institutions;
- Volatility and disruption in national and international financial and commodity markets;
- Changes in the competitive environment in our markets and among banking organizations and other financial service providers;
- Action or inaction by the federal government, including as a result of any prolonged government shutdown or government intervention in the U.S. financial system;

- A deterioration of the credit rating for U.S. long-term sovereign debt, actions that the U.S. government may take to avoid exceeding the debt ceiling, and uncertainties surrounding the federal budget and economic policy;
- The effects of natural disasters (including hurricanes), widespread health emergencies (including pandemics), military conflict, terrorism, civil unrest, climate change or other geopolitical events;
- Our ability to declare and pay dividends;
- Structural changes in the markets for origination, sale and servicing of residential mortgages;
- Any inability to implement and maintain effective internal control over financial reporting and/or disclosure control;
- Potential claims, damages, penalties, fines, costs and reputational damage resulting from pending or future litigation, regulatory proceedings and enforcement actions;
- Negative publicity and the impact on our reputation; including the speed and scale at which information can spread through social media or digital channels, which could amplify adverse market or customer reactions; and
- The limited trading activity and concentration of ownership of our common stock.

However, other factors besides those listed in Item 1A Risk Factors or discussed in this Annual Report and our other filings with the Securities and Exchange Commission (the "SEC") also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update or revise any forward-looking statement, except as required by applicable law.

PART I

Item 1. Business

<u>About Us</u>

General

Capital City Bank Group, Inc. ("CCBG") is a financial holding company headquartered in Tallahassee, Florida. CCBG was incorporated under Florida law on December 13, 1982, to acquire five national banks and one state bank that all subsequently became part of CCBG's bank subsidiary, Capital City Bank ("CCB" or the "Bank"). The Bank commenced operations in 1895. In this report, the terms "Company," "we," "us," or "our" mean CCBG and all subsidiaries included in our consolidated financial statements.

CCBG is one of the largest publicly traded financial holding companies headquartered in Florida and has approximately $4.4 billion in assets. We provide a full range of banking services, including traditional deposit and credit services, mortgage banking, asset management, trust, merchant services, bankcards, securities brokerage services and financial advisory services, including the sale of life insurance, risk management and asset protection services. The Bank has 62 banking offices and 108 ATMs/ITMs in Florida, Georgia, and Alabama. Through Capital City Home Loans, LLC ("CCHL"), we have 28 additional offices in the Southeast for our mortgage banking business. The majority of the revenue, approximately 81%, is derived from our Florida market areas while approximately 17% and 2% of the revenue is derived from our Georgia and other market areas, respectively.

Below is a summary of our financial condition and results of operations for the past three fiscal years, which we believe is a sufficient period for understanding our general business development. Our financial condition and results of operations are more fully discussed in our Management's Discussion and Analysis on page 44 and our consolidated financial statements on page 69.

Dollars in millions

Year Ended December 31,	Assets	Deposits	Shareowners' Equity	Revenue[1]	Net Income
2025	$4,385.8	$3,662.3	$552.9	$286.7	$61.6
2024	$4,324.9	$3,672.0	$495.3	$270.6	$52.9
2023	$4,304.5	$3,701.8	$440.6	$252.7	$52.3

[1]Revenue represents interest income plus noninterest income

Dividends and management fees received from the Bank are CCBG's primary source of income. Dividend payments by the Bank to CCBG depend on the capitalization, earnings and projected growth of the Bank, and are limited by various regulatory restrictions, including compliance with a minimum Common Equity Tier 1 Capital conservation buffer. See the section entitled "Regulatory Considerations" in this Item 1 and Note 17 in the Notes to Consolidated Financial Statements for a discussion of the restrictions.

Item 6 contains other financial and statistical information about us.

Subsidiaries of CCBG

CCBG's principal asset is the capital stock of CCB, our wholly owned banking subsidiary, which accounted for nearly 100% of consolidated assets and net income attributable to CCBG at December 31, 2025. CCBG previously maintained an insurance subsidiary, Capital City Strategic Wealth, LLC, which was sold in August 2025. CCB has three primary subsidiaries, Capital City Trust Company and Capital City Banc Investments, Inc. (or "Capital City Investments") which are wholly owned, and CCHL which became wholly owned effective January 1, 2025.

Operating Segment

We have one reportable segment with two principal services: Banking Services and Wealth Management Services. Banking Services are operated at CCB, and Wealth Management Services are operated under two divisions (Capital City Trust Company and Capital City Investments). Revenues from these principal services for the year ended 2025 totaled approximately 92.8% and 7.2% of our total revenue, respectively. In 2024 and 2023, Banking Services (CCB) revenue was approximately 92.6% and 93.5% of our total revenue for each respective year.

Capital City Bank

CCB is a Florida-chartered full-service bank engaged in the commercial and retail banking business. Significant services offered by CCB include:

- *Business Banking* – We provide banking services to corporations and other business clients. Credit products are available for a wide variety of general business purposes, including financing for commercial business properties, equipment, inventories and accounts receivable, as well as commercial leasing and letters of credit. We also provide treasury management services, and, through a marketing alliance with Elavon, Inc., merchant credit card transaction processing services.

- *Commercial Real Estate Lending* – We provide a wide range of products to meet the financing needs of commercial developers and investors, residential builders and developers, and community development. Credit products are available to purchase land and build structures for business use and for investors who are developing residential or commercial property.

- *Residential Real Estate Lending* – We provide an array of loan products through our subsidiary, CCHL, to help meet the home financing needs of consumers, including conventional permanent and construction-to-permanent (fixed, adjustable, or variable rate) financing arrangements as well as FHA, VA and USDA rural development loan products. CCHL also offers both fixed and adjustable-rate residential mortgage (ARM) loans. CCHL offers these products through its network of locations. We do not offer subprime residential real estate loans

- *Retail Credit* – We provide a full-range of loan products to meet the needs of consumers, including personal loans, automobile loans, boat/RV loans, home equity loans, and through a marketing alliance with ELAN, we offer credit card programs.

- *Institutional Banking* – We provide banking services to meet the needs of state and local governments, public schools and colleges, charities, membership and not-for-profit associations including customized checking and savings accounts, cash management systems, tax-exempt loans, lines of credit, and term loans.

- *Retail Banking* – We provide a full-range of consumer banking services, including checking accounts, savings programs, interactive/automated teller machines (ATMs/ITMs), debit/credit cards, night deposit services, safe deposit facilities, online banking, and mobile banking.

Capital City Home Loans, LLC

Capital City Home Loans, LLC, or CCHL, originates, sells and services residential mortgage loans through its retail origination channel. CCHL provides an array of the aforementioned loan products to meet the needs of our consumers within the areas that we operate. CCHL is an approved Title II, non-supervised direct endorsement mortgagee with the United States Department of Housing and Urban Development (HUD). In addition, CCHL is an approved issuer with the Government Federal National Mortgage Association (GNMA), as well as an approved seller and servicer with the Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC).

Capital City Trust Company

Capital City Trust Company, or the Trust Company, provides asset management for individuals through agency, personal trust, IRA, and personal investment management accounts. Associations, endowments, and other nonprofit entities hire the Trust Company to manage their investment portfolios. Additionally, a staff of well-trained professionals serves individuals requiring the services of a trustee, personal representative, or a guardian. The market value of trust assets under discretionary management exceeded $1.326 billion at December 31, 2025, with total assets under administration exceeding $1.375 billion.

Capital City Investments

We offer our customers retail investment products through LPL Financial. LPL offers a full line of retail securities products, including U.S. Government bonds, tax-free municipal bonds, stocks, mutual funds, unit investment trusts, annuities, life insurance and long-term health care. Non-deposit investment and insurance products are: (i) not FDIC insured; (ii) not deposits, obligations, or guarantees by any bank; and (iii) subject to investment risk, including the possible loss of principal amount invested. The market value of total asset under administration exceeded $1.541 billion at December 31, 2025.

Capital City Strategic Wealth, LLC.

Capital City Strategic Wealth, LLC provides a multi-disciplinary strategic planning approach that requires examining all facets of our clients' financial lives through our business, estate, financial, insurance and business planning, tax planning, and asset protection advisory services. Insurance sales within this division include life, health, disability, long-term care, and annuity solutions. This subsidiary was sold in August 2025. Revenues were not material to the Company's ongoing operations or future financial results.

Lending Activities

One of our core goals is to support the communities in which we operate. We seek loans from within our primary market area, which is defined as the counties in which our banking offices are located. We will also originate loans within our secondary market area, defined as counties adjacent to those in which we have banking offices. There may also be occasions when we will have opportunities to make loans that are out of both the primary and secondary market areas, including participation loans. These loans are only approved if the underwriting is consistent with our criteria and generally the project or applicant's primary business is in or near our primary or secondary market areas. Approval of all loans is subject to our policies and standards described in more detail below.

We have adopted comprehensive lending policies, underwriting standards and loan review procedures. Management and our Board of Directors reviews and approves these policies and procedures on a regular basis (at least annually).

Management has also implemented reporting systems designed to monitor loan originations, loan quality, concentrations of credit, loan delinquencies, nonperforming loans, and potential problem loans. Our management and the Credit Risk Oversight Committee periodically review our lines of business to monitor asset quality trends and the appropriateness of credit policies. In addition, we establish total borrower exposure limits and monitor concentration risk. As part of this process, the overall composition of the portfolio is reviewed to gauge diversification of risk, client concentrations, industry group, loan type, geographic area, or other relevant classifications of loans. Specific segments of the portfolio are monitored and reported to our Board on a quarterly basis, and we have strategic plans in place to supplement Board approved credit policies governing exposure limits and underwriting standards. We recognize that exceptions to the below-listed policy guidelines may occasionally occur and have established procedures for approving exceptions to these policy guidelines.

Residential Real Estate Loans

We originate 1-4 family, owner-occupied residential real estate loans for sale in the secondary market. Historically, a vast majority of residential loan originations are fixed-rate loans which are sold in the secondary market on a non-recourse basis. We will frequently sell loans and retain the servicing rights. Note 4 – Mortgage Banking Activities in the Notes to Our Consolidated Financial Statements provides additional information on our servicing portfolio.

We also maintain a portfolio of residential loans held for investment and will periodically originate new 1-4 family secured adjustable-rate loans for that portfolio. Residential loans held for investment are generally underwritten in accordance with secondary market guidelines in effect at the time of origination, including loan-to-value, or LTV, and documentation requirements.

Residential real estate loans also include home equity lines of credit, or HELOCs, and home equity loans. Our home equity portfolio includes revolving open-ended equity loans with interest-only or minimal monthly principal payments and closed-end amortizing loans. Open-ended equity loans typically have an interest only 10-year draw period followed by a five-year repayment period of 0.75% of principal balance monthly and balloon payment at maturity. As of December 31, 2025, approximately 47% of our residential home equity loan portfolio consisted of first mortgages. Interest rates may be fixed or adjustable. Adjustable-rate loans are tied to the Prime Rate with a typical margin of 1.0% or more.

Commercial Loans

Our policy sets forth guidelines for debt service coverage ratios, LTV ratios and documentation standards. Commercial loans are primarily made based on identified cash flows of the borrower with consideration given to underlying collateral and personal or other guarantees. We have established debt service coverage ratio limits that require a borrower's cash flow to be sufficient to cover principal and interest payments on all new and existing debt. The majority of our commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory. Many of the loans in the commercial portfolio have variable interest rates tied to the Prime Rate or U.S. Treasury indices.

Commercial Real Estate Loans

We have adopted guidelines for debt service coverage ratios, LTV ratios and documentation standards for commercial real estate loans. These loans are primarily made based on identified cash flows of the borrower with consideration given to underlying real estate collateral and personal guarantees. Our policy establishes a maximum LTV specific to property type and minimum debt service coverage ratio limits that require a borrower's cash flow to be sufficient to cover principal and interest payments on all new and existing debt. Commercial real estate loans may be fixed or variable-rate loans with interest rates tied to the Prime Rate or U.S. Treasury indices. We require appraisals for loans in excess of $500,000 that are secured by real property unless we deem the real property used as security to be a complex property type, in which case we require appraisals for loans in excess of $250,000. For loans secured by real property that fall beneath the applicable thresholds above, we will generally use a third-party evaluation to assess the value of the real property used as security.

Consumer Loans

Our consumer loan portfolio includes personal installment loans, direct and indirect automobile financing, and overdraft lines of credit. The majority of the consumer loan portfolio consists of indirect and direct automobile loans. The majority of our consumer loans are short-term and have fixed rates of interest that are priced based on current market interest rates and the financial strength of the borrower. Our policy establishes maximum debt-to-income ratios, minimum credit scores, and includes guidelines for verification of applicants' income and receipt of credit reports.

Expansion of Business

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under the section captioned "Business Overview" for discussion related to the expansion of our Business.

Competition

We face significant competition in our market areas. We compete against a wide range of banking and nonbanking institutions including banks, savings and loan associations, credit unions, money market funds, mutual fund advisory companies, mortgage banking companies, investment banking companies, insurance agencies and companies, securities firms, brokerage firms, financial technology firms, personal and commercial finance companies, peer-to-peer lending businesses and other types of financial institutions. In addition to traditional competitors, we also face increasing competition from a rapidly expanding group of nontraditional financial service providers. These include established and emerging wealth technology companies ("wealthtechs"), financial technology companies ("fintechs"), technology-enabled lenders, digital-only banks, crowdfunding platforms, and mobile-based payment applications. These firms often leverage advanced technologies, agile product development cycles, and streamlined digital interfaces that allow them to deliver certain financial products and services—such as unsecured consumer loans, small business working-capital loans, digital wallets, and peer-to-peer payments—more quickly or conveniently than traditional banking institutions. Some fintech competitors operate with lower overhead and, in some cases, are subject to fewer regulatory requirements than banks and bank holding companies. This can allow them to offer competitive pricing, faster decision making or funding, and simplified user experiences. Some of our competitors are larger financial institutions with greater resources and, as such, may have higher lending limits and may offer other services that are not provided by us. Industry consolidation also intensifies competition in our markets. Mergers among financial institutions have created larger, better-capitalized, and more geographically diverse competitors with expanded digital capabilities and broader product sets. These institutions may be better positioned to make significant investments in technology, marketing, and infrastructure, which can enhance their ability to compete for both clients and talent. However, we believe that the larger financial institutions are less familiar with the markets in which we operate and typically target a different client base. We also believe clients who bank at community banks tend to prefer the relationship style service of community banks compared to larger banks and financial services companies.

As a result, we expect to be able to effectively compete in our markets with larger financial institutions through providing superior client service and leveraging our knowledge and experience in providing banking products and services in our market areas. See Item 1A. Risk Factors under the section captioned "Our future success is dependent on our ability to compete effectively in the highly competitive banking and financial services industry" for further discussion related to the competitive environment in which we operate.

Our primary market area consists of 21 counties in Florida, six counties in Georgia, and one county in Alabama. Most of Florida's major banking concerns have a presence in Leon County, where our main office is located. Our Leon County deposits totaled $1.195 billion, or 32.6% of our consolidated deposits at December 31, 2025.

The table below depicts our market share percentage within each county, based on commercial bank deposits within the county.

County	Market Share as of June 30,[1]		
	2025	2024	2023
Florida			
Alachua	4.8%	4.9%	5.1%
Bay	0.4%	0.2%	0.3%
Bradford	37.0%	34.3%	37.1%
Citrus	3.7%	4.3%	4.4%
Clay	2.8%	2.2%	2.4%
Dixie	22.6%	21.5%	17.5%
Gadsden	82.3%	81.8%	81.9%
Gilchrist	41.1%	41.6%	42.2%
Gulf	11.2%	11.2%	12.4%
Hernando	5.2%	5.2%	4.9%
Jefferson	27.2%	24.6%	28.3%
Leon	16.8%	15.5%	16.9%
Levy	24.3%	26.4%	26.4%
Madison	13.3%	13.5%	13.5%
Putnam	22.7%	28.3%	34.4%
St. Johns	0.7%	0.7%	0.8%
Suwannee	6.0%	6.4%	6.6%
Taylor	69.4%	73.7%	75.0%
Wakulla	14.7%	8.4%	8.4%
Walton	0.7%	0.6%	0.3%
Washington	7.0%	7.8%	9.2%
Georgia			
Bibb	3.2%	3.1%	2.9%
Cobb	0.1%	0.1%	0.1%
Gwinnett[2]	0.1%	0.0%	0.0%
Grady	15.0%	14.0%	13.8%
Laurens	6.3%	6.0%	6.7%
Troup	5.2%	5.4%	5.6%
Alabama			
Chambers	8.2%	9.0%	8.6%

[1] *Obtained from the FDIC Summary of Deposits Report for the year indicated.*

[2] *Bank office opened in the second quarter of 2023.*

Seasonality

We believe our commercial banking operations are not generally seasonal in nature; however, public deposits tend to increase with tax collections in the fourth and first quarters of each year and decline as a result of governmental spending thereafter.

Human Capital Matters

Our culture distinguishes us from our competitors and is the driving force behind our continued success. Our leadership is committed to a culture that values people alongside results.

Our brand promise ("More than your bank. Your banker.") and purpose ("We empower our clients' financial wellness and help them build secure futures"), together with our core values statement ("Do the Right Thing, Build Relationships & Loyalty, Embrace Individuality & Value Others, Promote Career Growth, Be Committed to Community, and Represent the Star (our bank) Proudly"), are the foundation on which our culture is built.

The bank has grown significantly since its beginnings in 1895. Our commitment to fostering a culture that values our associates across our entire footprint remains unwavering. We have a Chief Culture Officer and a Chief Inclusion Officer who make it a priority to ensure our culture is maintained and associates exemplify our values. We reinforce these cultural priorities through ongoing communication, leadership engagement across our markets, and programs designed to strengthen associate connection, belonging, and service to our clients and communities.

At December 31, 2025, we had approximately 902 full-time associates and approximately 25 part-time associates. At December 31, 2025, approximately 68% of our workforce was female, 32% was male, and approximately 22% was ethnic minorities. None of our associates are represented by a labor union or covered by a collective bargaining agreement. All of our associates are hired on the basis of their individual skills, qualifications, merit, and in accordance with applicable law.

Our commitment to people and being an employer with integrity and heart has earned us numerous accolades including: one of the "Best Companies to Work for in Florida" by Florida Trend for 14 consecutive years, a "Best Bank to Work For" by American Banker for 13 consecutive years and being named World's Best Banks, America's Best Banks (ranked #13) and America's Best-in-State Banks (Ranked #5 in Florida and Ranked #4 in Georgia) by Forbes in 2025, a selection made from direct consumer feedback and online reviews.

The average tenure of our associates is approximately 9.8 years, and the average tenure of our management team is 24.3 years. Tenure statistics support these accolades and further demonstrate that associates enjoy working for CCBG.

Compensation and Benefits Program. To attract and retain experienced associates we offer a competitive compensation and benefits program, foster a culture where everyone feels included and empowered to do to their best work, and give associates the opportunity to give back to their communities and make a social impact.

Our compensation program is designed to attract and reward talented individuals who possess the skills necessary to support our business objectives, assist in the achievement of our strategic goals and create long-term value for our shareowners. We provide our associates with compensation packages that include base salary and annual incentive bonuses, and certain associates can receive equity awards tied to the Company's performance.

Experience has taught us that a compensation program with both short- and long-term awards provides fair and competitive compensation and aligns associate and shareowner interests by incentivizing business and individual performance. This dual approach also encourages long-term company performance and integrates compensation with our business plans.

In addition to cash and equity compensation, we offer associates benefits including life and health (medical, dental & vision) insurance, paid time off, an associate stock purchase plan, and a 401(k) plan. Associates hired prior to 2020 are eligible to participate in a pension plan. We periodically evaluate our benefits and total rewards offerings to ensure they remain competitive within our industry and responsive to the evolving needs of our workforce.

A core value is providing associates the ability to "grow a career." To that end, we support and encourage associates to develop a life-long habit of continuous learning that focuses on personal and professional development through higher education. We offer an educational Tuition Assistance Plan to help eligible associates continue or begin post-high school education, develop skills, increase knowledge and aid in career development.

We have invested in tools and capabilities that allow our team members to work remotely as appropriate. These tools also support flexible work arrangements, increased collaboration, and the ability to maintain continuity while meeting the needs of associates and clients.

Talent Acquisition, Development, Retention and Culture. Our culture emphasizes our longstanding dedication to being respectful to others and having a workforce that is representative of the communities we serve. We believe in attracting, retaining and promoting quality talent. Our success depends on our ability to attract, retain and develop employees, and our talent acquisition teams partner with hiring managers in sourcing and presenting a slate of qualified candidates to strengthen our organization. Professional development is a key priority, which is facilitated through our many corporate development initiatives including extensive training programs, corporate mentoring, leadership programs, educational reimbursement and professional speaker series. Our talent acquisition, development and retention focuses on rewarding merit and achievement while nurturing and progressing skilled talent across various business segments.

Integral to our culture and values is a commitment to an equal-opportunity and inclusive work environment whereby respect, acceptance and belonging are practiced and experienced by all.

Our associates are our most valuable assets, and our differences make us stronger, produce more creative solutions, offer better client service and are vital to attracting and retaining talent. The individual perspectives, life experiences, capabilities and talents, which our associates invest in their work, represent a significant part of our culture, reputation and collective achievements.

Health and Safety. Our business success is fundamentally connected to our associates' well-being. We make available to our associates a voluntary wellness program, StarFit, that provides associates with resources and good-health opportunities through exercise, diet and preventive care. We continue to evaluate and enhance our well-being programs to support physical, emotional, and financial wellness across our workforce.

In response to emerging workplace practices, we made changes to our flex–work program to assist our associates in maintaining a work/life balance consistent with their professional and personal goals. We remain committed to providing tools, support and flexibility that enable associates to perform their roles effectively while managing personal commitments.

Social Matters

Community Involvement. We aim to give back to the communities where we live and work and believe that this commitment helps in our efforts to attract and retain associates. Our commitment to help our community starts with our associates. Community involvement is a hallmark for our organization, and it comes naturally to our associates. We encourage our associates to volunteer their hours with service organizations and philanthropic groups in the communities we serve.

We recorded 7,914 community service hours in 2025, and 9,542, and 10,526 hours in 2024 and 2023, respectively. Additionally, the CCBG Foundation donated approximately $0.3 million in 2025, 2024 and 2023 to various non-profit organizations in the communities we serve.

Since 2015, we have annually supported the United Way of the Big Bend in analyzing financial information for its annual grant review process. Many of these grants are provided to low-moderate income communities in the Big Bend area.

Access, affordability, and financial inclusion. Our community commitment to further financial literacy in the markets we service remains an ongoing focus. In 2025, the CCBG Foundation made grants totaling $173,000 to Community Reinvestment Act of 1977 ("CRA") eligible organizations in our market area. We are committed to providing educational outreach regarding home ownership and financial access for minorities. We are a long-time supporter of Habitat for Humanity, with our associates providing volunteer hours on home builds. Further, we continue to originate loans under the Habitat for Humanity loan program and community development loans under various affordable housing, community service, and revitalization projects.

During tax season, we provide locations for community residents to access Volunteer Income Tax Assistance (VITA) services. VITA is a nationwide IRS program that offers free tax preparation assistance to people who generally make $60,000 or less, persons with disabilities, the elderly, and limited English-speaking taxpayers who need assistance in preparing their own tax returns.

<u>**Regulatory Considerations**</u>

We must comply with state and federal banking laws and regulations that control virtually all aspects of our operations. These laws and regulations generally aim to protect our depositors, not necessarily our shareowners or our creditors. Any changes in applicable laws or regulations may materially affect our business and prospects. Proposed legislative or regulatory changes may also affect our operations. The following description summarizes some of the laws and regulations to which we are subject. References to applicable statutes and regulations are brief summaries, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.

Capital City Bank Group, Inc.

We are extensively regulated under federal and state law. The following is a brief summary that does not purport to be a complete description of all regulations that affect us or all aspects of those regulations. This discussion is qualified in its entirety by reference to the particular statutory and regulatory provisions described below and is not intended to be an exhaustive description of the statutes or regulations applicable to the Company's and the Bank's business. In addition, proposals to change the laws and regulations governing the banking industry are frequently raised at both the state and federal levels. The likelihood and timing of any changes in these laws and regulations, and the impact such changes may have on us and the Bank, are difficult to predict. Regulatory agencies may issue enforcement actions, policy statements, interpretive letters, and similar written guidance applicable to us or to the Bank. Changes in applicable laws, regulations, or regulatory guidance, or their interpretation by regulatory agencies or courts may have a material adverse effect on our and the Bank's business, operations, and earnings.

We and the Bank must undergo regular examinations by the Board of Governors of the Federal Reserve System (the "Federal Reserve"), which will examine for adherence to a range of legal and regulatory compliance responsibilities. A bank regulator conducting an examination has complete access to the books and records of the examined institution. The results of the examination are confidential. Supervision and regulation of banks, their holding companies, and affiliates is intended primarily for the protection of depositors and clients, the Deposit Insurance Fund ("DIF") of the Federal Deposit Insurance Corporation ("FDIC"), and the U.S. banking and financial system rather than holders of our securities.

We are registered as a bank holding company with the Federal Reserve under the Bank Holding Company Act ("BHC Act") and have elected to be treated as a financial holding company. As such, we are subject to comprehensive supervision and regulation by the Federal Reserve and are subject to its regulatory reporting requirements. Federal law subjects bank holding companies, such as the Company, to restrictions on the types of activities in which they may engage, and to a range of supervisory requirements produce more creative solutions, offer better client service and are vital to attracting and retaining talent. In addition, the Florida Office of Financial Regulation ("Florida OFR") regulates bank holding companies that own Florida-chartered banks, such as us, under the bank holding company laws of the State of Florida. Various federal and state bodies regulate and supervise our non-bank activities including our brokerage, investment advisory, and insurance agency activities. These include, but are not limited to, the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority, federal and state banking regulators, and various state regulators of insurance and brokerage activities.

Violations of laws and regulations, or other unsafe and unsound practices, may result in regulatory agencies imposing fines or penalties, cease and desist orders, or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees, and other parties participating in the affairs of a bank or bank holding company. Like all bank holding companies, we are regulated extensively under federal and state law. Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions, state banking regulators, the Federal Reserve, and separately the FDIC as the insurer of bank deposits have the authority to compel or restrict certain actions on our part if they determine that we have insufficient capital or other resources, or are otherwise operating in a manner that may be deemed to be inconsistent with safe and sound banking practices. Under this authority, our regulators can require us or our subsidiaries to enter into informal or formal supervisory agreements, including board resolutions, memoranda of understanding, written agreements, and consent or cease and desist orders pursuant to which we would be required to take identified corrective actions to address cited concerns and to refrain from taking certain actions.

If we become subject to and are unable to comply with the terms of any regulatory actions or directives, supervisory agreements or orders, then we could become subject to additional, heightened supervisory actions and orders, possibly including prompt corrective action restrictions and/or other regulatory actions, including prohibitions on the payment of dividends on our common stock and preferred stock. If our regulators were to take such supervisory actions, then we could, among other things, become subject to significant restrictions on our ability to develop any new business, as well as restrictions on our existing business, and we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such action could have a material negative effect on our business, reputation, operating flexibility, financial condition, and the value of our capital stock.

Permitted Activities

As a financial holding company, we are permitted to engage directly or indirectly in a broader range of activities than those permitted for a bank holding company that has not elected to be a financial holding company. Bank holding companies are generally restricted to engaging in the business of banking, managing, or controlling banks and certain other activities determined by the Federal Reserve to be closely related to banking. Financial holding companies may also engage in activities that are considered to be financial in nature, as well as those incidental or, if determined by the Federal Reserve, complementary to financial activities. If the Bank ceases to be "well capitalized" or "well managed" under applicable regulatory standards, or if the Bank receives a rating of less than satisfactory under the CRA, the Federal Reserve may, among other things, place limitations on our ability to conduct these broader financial activities or, if the deficiencies persist, require us to divest the banking subsidiary or the businesses engaged in activities permissible only for financial holding companies.

In addition, the Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any nonbanking activity or terminate its ownership or control of any nonbank subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company. As further described below, each of the Company and the Bank is well-capitalized under applicable regulatory standards as of December 31, 2025, and the Bank has an overall rating of "Satisfactory" in its most recent CRA evaluation.

Source of Strength Obligations

A bank holding company, such as us, is required to act as a source of financial and managerial strength to its subsidiary bank. The term "source of financial strength" means the ability of a company, such as us, that directly or indirectly owns or controls an insured depository institution, such as the Bank, to provide financial assistance to such insured depository institution in the event of financial distress. The appropriate federal banking agency for the depository institution (in the case of the Bank, this agency is the Federal Reserve) may require reports from us to assess our ability to serve as a source of strength and to enforce compliance with the source of strength requirements by requiring us to provide financial assistance to the Bank in the event of financial distress. If we were to enter bankruptcy or become subject to the orderly liquidation process established by the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), any commitment by us to a federal bank regulatory agency to maintain the capital of the Bank would be assumed by the bankruptcy trustee or the FDIC, as appropriate, and entitled to a priority of payment. In addition, the FDIC provides that any insured depository institution generally will be liable for any loss incurred by the FDIC in connection with the default of, or any assistance provided by the FDIC to, a commonly controlled insured depository institution. The Bank is an FDIC-insured depository institution and thus subject to these requirements.

Acquisitions

The BHC Act permits acquisitions of banks by bank holding companies, such that we and any other bank holding company, whether located in Florida or elsewhere, may acquire a bank located in any other state, subject to certain deposit-percentage, age of bank charter requirements, and other restrictions. The BHC Act requires that a bank holding company obtain the prior approval of the Federal Reserve before (i) acquiring direct or indirect ownership or control of more than 5% of the voting shares of any additional bank or bank holding company, (ii) taking any action that causes an additional bank or bank holding company to become a subsidiary of the bank holding company, or (iii) merging or consolidating with any other bank holding company. The Federal Reserve may not approve any such transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade unless the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider: (i) the financial and managerial resources of the companies involved, including pro forma capital ratios; (ii) the risk to the stability of the United States banking or financial system; (iii) the convenience and needs of the communities to be served, including performance under the CRA; and (iv) the effectiveness of the company in combatting money laundering.

Change in Control

Federal law restricts the amount of voting stock of a bank holding company or a bank that a person may acquire without the prior approval of banking regulators. Under the Change in Bank Control Act and the regulations thereunder, a person or group must give advance notice to the Federal Reserve before acquiring control of any bank holding company, such as the Company, or before acquiring control of any FDIC-insured bank, such as the Bank. Upon receipt of such notice, the Federal Reserve may approve or disapprove the acquisition. The Change in Bank Control Act creates a rebuttable presumption of control if a person or group acquires the power to vote 10% or more of our outstanding common stock.

Under Florida law, a person or entity proposing to directly or indirectly acquire control of a Florida chartered bank must also obtain permission from the Florida Office of Financial Regulation (the "Florida OFR"). The Florida Statutes define "control" as either (i) indirectly or directly owning, controlling or having power to vote 25% or more of the voting securities of a bank; (ii) controlling the election of a majority of directors of a bank; (iii) owning, controlling, or having power to vote 10% or more of the voting securities as well as directly or indirectly exercising a controlling influence over management or policies of a bank; or (iv) as determined by the Florida OFR. These requirements will affect us because the Bank is chartered under Florida law and changes in control of the Company are indirect changes in control of the Bank.

The overall effect of such laws is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of the Company may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. Investors should be aware of these requirements when acquiring shares of our stock.

Incentive Compensation

The Dodd-Frank Act required the federal banking agencies and the SEC to establish joint rules or guidelines for financial institutions with more than $1 billion in assets, such as us and the Bank, which prohibit incentive compensation arrangements that the agencies determine to encourage inappropriate risks by the institution. The federal banking agencies issued proposed rules in 2011 and previously issued guidance on sound incentive compensation policies. In 2016, the federal banking agencies and the SEC proposed rules that would, depending upon the assets of the institution, directly regulate incentive compensation arrangements and would require enhanced oversight and recordkeeping. As of December 31, 2025, these rules have not been implemented, although the SEC did adopt final rules implementing the clawback provisions of the Dodd-Frank Act in 2022. We and the Bank have undertaken efforts to ensure that our incentive compensation plans do not encourage inappropriate risks, consistent with three key principles - that incentive compensation arrangements should appropriately balance risk and financial rewards, be compatible with effective controls and risk management, and be supported by strong corporate governance.

Source of Strength Obligations

A bank holding company, such as us, is required to act as a source of financial and managerial strength to its subsidiary bank. The term "source of financial strength" means the ability of a company, such as us, that directly or indirectly owns or controls an insured depository institution, such as the Bank, to provide financial assistance to such insured depository institution in the event of financial distress. The appropriate federal banking agency for the depository institution (in the case of the Bank, this agency is the Federal Reserve) may require reports from us to assess our ability to serve as a source of strength and to enforce compliance with the source of strength requirements by requiring us to provide financial assistance to the Bank in the event of financial distress. If we were to enter bankruptcy or become subject to the orderly liquidation process established by the Dodd-Frank Act, any commitment by us to a federal bank regulatory agency to maintain the capital of the Bank would be assumed by the bankruptcy trustee or the FDIC, as appropriate, and entitled to a priority of payment. In addition, the FDIC provides that any insured depository institution generally will be liable for any loss incurred by the FDIC in connection with the default of, or any assistance provided by the FDIC to, a commonly controlled insured depository institution. The Bank is an FDIC-insured depository institution and thus subject to these requirements.

Capital Requirements

We and the Bank are required under federal law to maintain certain minimum capital levels based on ratios of capital to total assets and capital to risk-weighted assets. The required capital ratios are minimums, and the Federal Reserve may determine that a banking organization based on its size, complexity, or risk profile must maintain a higher level of capital in order to operate in a safe and sound manner. Risks such as concentration of credit risks and the risk arising from nontraditional activities, as well as the institution's exposure to a decline in the economic value of its capital due to changes in interest rates, and an institution's ability to manage those risks, are important factors that are to be taken into account in assessing an institution's overall capital adequacy. The following is a brief description of the relevant provisions of these capital rules and their potential impact on our capital levels.

We and the Bank are subject to the following risk-based capital ratios: a CET1 risk-based capital ratio, a Tier 1 risk-based capital ratio, which includes CET1 and additional Tier 1 capital, and a total risk-based capital ratio, which includes Tier 1 and Tier 2 capital. CET1 is primarily comprised of the sum of common stock instruments and related surplus net of treasury stock plus retained earnings less certain adjustments and deductions, including with respect to goodwill, intangible assets, mortgage servicing assets, and deferred tax assets subject to temporary timing differences. Additional Tier 1 capital is primarily comprised of noncumulative perpetual preferred stock. Tier 2 capital consists of instruments disqualified from Tier 1 capital, including qualifying subordinated debt and a limited amount of loan loss reserves up to a maximum of 1.25% of risk-weighted assets, subject to certain eligibility criteria. The capital rules also define the risk-weights assigned to assets and off-balance sheet items to determine the risk-weighted asset components of the risk-based capital rules, including, for example, certain "high volatility" commercial real estate, past due assets, structured securities, and equity holdings.

The leverage capital ratio, which serves as a minimum capital standard, is the ratio of Tier 1 capital to quarterly average total consolidated assets net of goodwill, certain other intangible assets, and certain required deduction items. The required minimum leverage ratio for all banks and bank holding companies is 4%.

In addition, effective January 1, 2019, the capital rules required a capital conservation buffer of 2.5% above each of the minimum risk-based capital ratio requirements (CET1, Tier 1, and total capital), which is designed to absorb losses during periods of economic stress. These buffer requirements must be met for a bank or bank holding company to be able to pay dividends, engage in share buybacks, or make discretionary bonus payments to executive management without restriction.

The Federal Deposit Insurance Corporation Improvement Act ("FDICIA"), among other things, requires the federal bank regulatory agencies to take "prompt corrective action" regarding depository institutions that do not meet minimum capital requirements. FDICIA establishes five regulatory capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation. FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. The FDICIA imposes progressively more restrictive restraints on operations, management, and capital distributions depending on the category in which an institution is classified. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions may not accept brokered deposits absent a waiver from the FDIC, are subject to growth limitations, and are required to submit capital restoration plans for regulatory approval. A depository institution's holding company must guarantee any required capital restoration plan up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. Federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

To be well-capitalized, the Bank must maintain at least the following capital ratios:
- 6.5% CET1 to risk-weighted assets;
- 8.0% Tier 1 capital to risk-weighted assets;
- 10.0% Total capital to risk-weighted assets; and
- 5.0% leverage ratio.

The Federal Reserve has not yet revised the well-capitalized standard for bank holding companies to reflect the higher capital requirements imposed under the current capital rules applicable to banks. For purposes of the Federal Reserve's Regulation Y, including determining whether a bank holding company meets the requirements to be a financial holding company, bank holding companies, such as the Company, must maintain a Tier 1 risk-based capital ratio of 6.0% or greater and a total risk-based capital ratio of 10.0% or greater to be well-capitalized. Also, the Federal Reserve may require bank holding companies, including the Company, to maintain capital ratios substantially in excess of mandated minimum levels depending upon general economic conditions and a bank holding company's particular condition, risk profile, and growth plans.

Failure to be well-capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our operations or financial condition. Failure to meet minimum capital requirements could also result in restrictions on the Company's or the Bank's ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications or other restrictions on its growth.

In 2025, the Company's and the Bank's regulatory capital ratios were above the applicable well-capitalized standards and met the capital conservation buffer. Based on current estimates, we expect the Company and the Bank to exceed all applicable well-capitalized regulatory capital requirements and the capital conservation buffer in 2026.

Payment of Dividends

We are a legal entity separate and distinct from the Bank and our other subsidiaries. Under the laws of the State of Florida, we, as a business corporation, may declare and pay dividends in cash or property unless the payment or declaration would be contrary to restrictions contained in our Articles of Incorporation, or unless, after payment of the dividend, we would not be able to pay our debts when they become due in the usual course of our business or our total assets would be less than the sum of our total liabilities. In addition, we are also subject to federal regulatory capital requirements that effectively limit the amount of cash dividends that we may pay.

Under a Federal Reserve policy adopted in 2009, the board of directors of a bank holding company must consider different factors to ensure that its dividend level is prudent relative to maintaining a strong financial position and is not based on overly optimistic earnings scenarios, such as potential events that could affect its ability to pay, while still maintaining a strong financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should consult with the Federal Reserve and eliminate, defer, or significantly reduce the bank holding company's dividends if:
- its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;
- its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or
- it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

The primary sources of funds for our payment of dividends to our shareholders are cash on hand and dividends from the Bank and our non-bank subsidiaries. The Bank is subject to legal limitations on the frequency and amount of dividends that can be paid to the Company. The Federal Reserve may restrict the ability of the Bank to pay dividends if such payments would constitute an unsafe or unsound banking practice.

In addition, Florida law and Federal regulation place restrictions on the declaration of dividends from state-chartered banks to their holding companies. Under the Florida Financial Institutions Code, the board of directors of a state-chartered bank, after it charges off bad debts, depreciation and other worthless assets, if any, and makes provisions for reasonably anticipated future losses on loans and other assets, may quarterly, semi-annually or annually declare a dividend of up to the aggregate net profits of that period combined with the bank's retained net profits for the preceding two years. In addition, with the approval of the Florida OFR and Federal Reserve, the bank's board of directors may declare a dividend from retained net profits which accrued prior to the preceding two years. Before declaring such dividends, 20% of the net profits for the preceding period as is covered by the dividend must be transferred to the surplus fund of the bank until this fund becomes equal to the amount of the bank's common stock then issued and outstanding. However, a Florida state-chartered bank may not declare any dividend if (i) its net income (loss) from the current year combined with the retained net income (loss) for the preceding two years aggregates a loss or (ii) the payment of such dividend would cause the capital account of the bank to fall below the minimum amount required by law, regulation, order or any written agreement with the Florida OFR or a federal regulatory agency. Under Federal Reserve regulations, a state member bank may, without the prior approval of the Federal Reserve, pay a dividend in an amount that, when taken together with all dividends declared during the calendar year, does not exceed the sum of the bank's net income during the current calendar year and the retained net income of the prior two calendar years. The Federal Reserve may approve greater amounts.

In addition, we and the Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve has indicated that depository institutions and their holding companies should generally pay dividends only out of current operating earnings.

Safe and Sound Banking Practices

Bank holding companies and their nonbanking subsidiaries are prohibited from engaging in activities that represent unsafe and unsound banking practices or that constitute a violation of law or regulations. Under certain conditions the Federal Reserve may conclude that some actions of a bank holding company, such as a payment of a cash dividend, would constitute an unsafe and unsound banking practice. The Federal Reserve also has the authority to regulate the debt of bank holding companies, including the authority to impose interest rate ceilings and reserve requirements on such debt. The Federal Reserve may also require a bank holding company to file written notice and obtain its approval prior to purchasing or redeeming its equity securities, unless certain conditions are met.

Capital City Bank

Capital City Bank is a state-chartered commercial banking institution that is chartered by and headquartered in the State of Florida and is subject to supervision and regulation by the Florida OFR. The Florida OFR supervises and regulates all areas of our operations including, without limitation, the making of loans, the issuance of securities, the conduct of our corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of banking centers. We are also a member bank of the Federal Reserve System, which makes our operations subject to broad federal regulation and oversight by the Federal Reserve. In addition, our deposit accounts are insured by the FDIC up to the maximum extent permitted by law, and the FDIC has certain supervisory enforcement powers over us.

As a Florida state-chartered bank, we are empowered by statute, subject to the limitations contained in those statutes, to take and pay interest on savings and time deposits, to accept demand deposits, to make loans on residential and other real estate, to make consumer and commercial loans, to invest (with certain limitations) in equity securities and in debt obligations of banks and corporations and to provide various other banking services for the benefit of our clients. Various consumer laws and regulations also affect our operations, including state usury laws, laws relating to fiduciaries, consumer credit and equal credit opportunity laws, and fair credit reporting. In addition, FDICIA prohibits insured state-chartered institutions from conducting activities as principal that are not permitted for national banks. A bank, however, may engage in certain otherwise prohibited activity if it meets its minimum capital requirements and the FDIC determines that the activity does not present a significant risk to the DIF.

Safety and Soundness Standards / Risk Management

The Federal Deposit Insurance Act requires the federal bank regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (i) internal controls; (ii) information systems and audit systems; (iii) loan documentation; (iv) credit underwriting; (v) interest rate risk exposure; and (vi) asset quality. The federal banking agencies have adopted regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement these required standards. These guidelines set forth the safety and soundness standards used to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if a regulator determines that a bank fails to meet any standards prescribed by the guidelines, the regulator may require the bank to submit an acceptable plan to achieve compliance, consistent with deadlines for the submission and review of such safety and soundness compliance plans.

The bank regulatory agencies have increasingly emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of the financial institutions they supervise. Properly managing risks has been identified as critical to the conduct of safe and sound banking activities and has become even more important as new technologies, product innovation and the size and speed of financial transactions have changed the nature of banking markets. The agencies have identified a spectrum of risks facing a banking institution including, but not limited to, credit, market, liquidity, operational, legal and reputational risk. A particular area of focus for regulators has been operational risk, which arises from the potential that inadequate information systems, operational problems, breaches in internal controls, fraud or unforeseen catastrophes will result in unexpected losses. New products and services, third party risk management and cybersecurity are critical sources of operational risk that financial institutions are expected to address in the current environment. The Bank is expected to have active board and senior management oversight; adequate policies, procedures and limits; adequate risk measurement, monitoring and management information systems; and comprehensive internal controls.

Insurance of Accounts and Other Assessments

The Bank's deposits are insured by the FDIC's DIF up to the limits under applicable law, which currently are set at $250,000 per depositor, per insured bank, for each account ownership category. The Bank is subject to FDIC assessments for its deposit insurance. The FDIC calculates quarterly deposit insurance assessments based on an institution's average total consolidated assets less its average tangible equity and applies one of four risk categories determined by reference to its capital levels, supervisory ratings, and certain other factors. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits.

As of June 30, 2020, the DIF reserve ratio fell to 1.30%, below the statutory minimum of 1.35%. The FDIC, as required under the Federal Deposit Insurance Act, established a plan on September 15, 2020 to restore the DIF reserve ratio to meet or exceed the statutory minimum of 1.35% within eight years. On October 18, 2022, the FDIC adopted an amended restoration plan to increase the likelihood that the reserve ratio would be restored to at least 1.35% by September 30, 2028. The FDIC's amended restoration plan increased the initial base deposit insurance assessment rate schedules uniformly by 2 bps, beginning with the first quarterly assessment period of 2023. The FDIC could further increase the deposit insurance assessments for certain insured depository institutions, including the Bank, if the DIF reserve ratio is not restored as projected.

In November 2023, the FDIC approved a final rule to implement a special assessment to recover the loss to the DIF associated with several bank failures that occurred during the first half of 2023. The assessment base for the special assessment is equal to a bank's uninsured deposits reported as of December 31, 2022, adjusted to exclude the first $5 billion, to be collected at an annual rate of approximately 13.4 bps for an anticipated total of eight quarterly assessment periods, beginning with the first quarterly assessment period of 2024. The final rule does not apply to any banking organization with less than $5 billion in total consolidated assets and therefore the special assessment did not directly impact the Bank.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by a bank's federal regulatory agency. In addition, the Federal Deposit Insurance Act provides that, in the event of the liquidation or other resolution of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution, including those of the parent bank holding company.

Transactions with Affiliates and Insiders

The Bank is subject to restrictions on extensions of credit and certain other transactions between the Bank and the Company or any nonbank affiliate. Generally, these covered transactions with either the Company or any affiliate are limited to 10% of the Bank's capital and surplus, and all such transactions between the Bank and the Company and all of its nonbank affiliates combined are limited to 20% of the Bank's capital and surplus. Loans and other extensions of credit from the Bank to the Company or any affiliate generally are required to be secured by eligible collateral in specified amounts. In addition, any transaction between the Bank and the Company or any affiliate are required to be on an arm's length basis. Federal banking laws also place similar restrictions on certain extensions of credit by insured banks, such as the Bank, to their directors, executive officers, and principal shareholders.

Anti-Tying Restrictions

In general, a bank may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for them on the condition that (i) the client obtain or provide some additional credit, property, or services from or to the bank or bank holding company or their subsidiaries or (ii) the client not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. A bank may, however, offer combined-balance products and may otherwise offer more favorable terms if a client obtains two or more traditional bank products. The law also expressly permits banks to engage in other forms of tying and authorizes the Federal Reserve Board to grant additional exceptions by regulation or order. Also, certain foreign transactions are exempt from the general rule.

Community Reinvestment Act

The Bank is subject to the provisions of the CRA, which imposes a continuing and affirmative obligation, consistent with safe and sound operation, to help meet the credit needs of entire communities where the bank accepts deposits, including low- and moderate-income neighborhoods. The Federal Reserve's assessment of the Bank's CRA record is made available to the public. CRA agreements with private parties must be disclosed and annual CRA reports must be made to the Federal Reserve. A bank holding company will not be permitted to become or remain a financial holding company and no new activities authorized under GLB may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" CRA rating in its latest CRA examination. Federal CRA regulations require, among other things, that evidence of discrimination against applicants on a prohibited basis and illegal or abusive lending practices be considered in the CRA evaluation. The Bank has a rating of "Satisfactory" in its most recent CRA evaluation.

In 2023 the Federal Reserve, OCC, and FDIC issued a final rule to modernize their respective CRA regulations. The revised rules would substantially alter the methodology for assessing compliance with the CRA, with material aspects taking effect January 1, 2026 and revised data reporting requirements taking effect January 1, 2027. The revised CRA regulations have been subject to an injunction since March 29, 2024. On July 16, 2025, the Federal Reserve, OCC, and FDIC issued a joint proposal to rescind the 2023 modernization rule. The agencies continue to apply the CRA rules as they existed before the 2023 modernization, considering the injunction and pending finalization of the recission of the modernization rule.

Commercial Real Estate Concentration Guidelines

The federal banking regulators have implemented guidelines to address increased concentrations in commercial real estate loans. These guidelines describe the criteria regulatory agencies will use as indicators to identify institutions potentially exposed to commercial real estate concentration risk. An institution that has (i) experienced rapid growth in commercial real estate lending, (ii) notable exposure to a specific type of commercial real estate, (iii) total reported loans for construction, land development, and other land representing 100% or more of total risk-based capital, or (iv) total commercial real estate (including construction) loans representing 300% or more of total risk-based capital and the outstanding balance of the institutions commercial real estate portfolio has increased by 50% or more in the prior 36 months, may be identified for further supervisory analysis of a potential concentration risk.

At December 31, 2025, CCB's ratio of construction, land development and other land loans to total tier 1 risk-based capital was 49%, its ratio of commercial real estate loans to total tier 1 risk-based capital was 119% and, therefore, CCB was under the 100% and 300% thresholds, respectively, set forth in clauses (iii) and (iv) above. As a result, we are not deemed to have a concentration in commercial real estate lending under applicable regulatory guidelines.

Interstate Banking and Branching

The Dodd-Frank Act relaxed interstate branching restrictions by modifying the federal statute governing de novo interstate branching by state member banks. Consequently, a state member bank may open its initial branch in a state outside of the bank's home state by way of an interstate bank branch, so long as a bank chartered under the laws of that state would be permitted to open a branch at that location.

Anti-money Laundering

A continued focus of governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing. The USA PATRIOT Act broadened the application of anti-money laundering regulations to apply to additional types of financial institutions such as broker-dealers, investment advisors, and insurance companies, and strengthened the ability of the U.S. government to help prevent, detect, and prosecute international money laundering and the financing of terrorism. The principal provisions of Title III of the USA PATRIOT Act require that regulated financial institutions, including state member banks: (i) establish an anti-money laundering program that includes training and audit components; (ii) comply with regulations regarding the verification of the identity of any person seeking to open an account; (iii) take additional required precautions with non-U.S. owned accounts; and (iv) perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships. Failure of a financial institution to comply with the USA PATRIOT Act's requirements could have serious legal and reputational consequences for the institution. The Bank has augmented its systems and procedures to meet the requirements of these regulations and will continue to revise and update its policies, procedures, and controls to reflect changes required by law.

FinCEN has adopted rules that require financial institutions to obtain beneficial ownership information with respect to legal entities with which such institutions conduct business, subject to certain exclusions and exemptions. Bank regulators are focusing their examinations on anti-money laundering compliance, and we continue to monitor and augment, where necessary, our anti-money laundering compliance programs. Banking regulators will consider compliance with the USA PATRIOT Act's money laundering provisions in acting upon merger and acquisition proposals. Bank regulators routinely examine institutions for compliance with these obligations and have been active in imposing cease and desist and other regulatory orders and civil money penalties against institutions found to be violating these obligations. Sanctions for violations of the USA PATRIOT Act can be imposed in an amount equal to twice the sum involved in the violating transaction up to $1 million. The Anti-Money Laundering Act ("AMLA"), which amends the BSA, was enacted in early 2021. The AMLA is intended to be a comprehensive reform and modernization of U.S. bank secrecy and anti-money laundering laws. In particular, it codifies a risk-based approach to anti-money laundering compliance for financial institutions, requires the U.S. Department of the Treasury to promulgate priorities for anti-money laundering and countering the financing of terrorism policy, requires the development of standards for testing technology and internal processes for BSA compliance, expands enforcement- and investigation-related authority (including increasing available sanctions for certain BSA violations), and expands BSA whistleblower incentives and protections.

Many AMLA provisions require additional rulemakings, reports, and other measures, and the impact of the AMLA will depend on, among other things, rulemaking and implementation guidance. In June 2021, the Financial Crimes Enforcement Network, a bureau of the U.S. Department of the Treasury, issued the priorities for anti-money laundering and countering the financing of terrorism policy required under the AMLA. The priorities include corruption, cybercrime, terrorist financing, fraud, transnational crime, drug trafficking, human trafficking and proliferation financing.

Economic Sanctions

OFAC is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various executive orders and acts of Congress. OFAC publishes, and routinely updates, lists of names of persons and organizations suspected of aiding, harboring, or engaging in terrorist acts, including the Specially Designated Nationals and Blocked Persons List. If we find a name on any transaction, account, or wire transfer that is on an OFAC list, we must undertake certain specified activities, which could include blocking or freezing the account or transaction requested, and we must notify the appropriate authorities.

Privacy, Credit Reporting, and Data Security

The Gramm-Leach-Bliley Act ("GLB") generally prohibits disclosure of non-public consumer information to non-affiliated third parties unless the consumer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to clients annually. Financial institutions, however, will be required to comply with state law if it is more protective of consumer privacy than the GLB. The GLB also directed federal regulators to prescribe standards for the security of consumer information. The Bank is subject to such standards, as well as standards for notifying clients in the event of a security breach. The Bank utilizes credit bureau data in underwriting activities. Use of such data is regulated under the Fair Credit Reporting Act and Regulation V on a uniform, nationwide basis, including credit reporting, prescreening, and sharing of information between affiliates and the use of credit data. The Fair and Accurate Credit Transactions Act, which amended the Fair Credit Reporting Act, permits states to enact identity theft laws that are not inconsistent with the conduct required by the provisions of that Act. Clients must be notified when unauthorized disclosure involves sensitive client information that may be misused. On November 18, 2021, the federal banking agencies issued a new rule effective in 2022 that requires banks to notify their primary federal regulator within 36 hours of a "computer-security incident" that rises to the level of a "notification incident." In addition, effective in December 2023, the SEC issued a new rule that generally requires SEC registrants to disclose on Form 8-K certain information about a material cybersecurity incident within four business days of determining it is material, with periodic updates as to the status of the incident in subsequent filings, as necessary. The SEC rule also requires registrants to disclose certain information concerning cybersecurity risk management, strategy and governance on Form 10-K.

The federal banking regulators regularly issue guidance regarding cybersecurity intended to enhance cyber risk management standards among financial institutions. As a result, financial institutions, like the Company and the Bank, are expected to establish multiple lines of defense and to ensure their risk management processes address the risk posed by potential threats to the institution. A financial institution's management is expected to maintain sufficient processes to effectively respond and recover the institution's operations after a cyber-attack. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations if a critical service provider of the institution falls victim to this type of cyber-attack. In addition, effective in December 2023, the SEC enhanced and standardized the disclosure obligations related to a registrant's cybersecurity risk management, strategy, and governance. Our information security protocols are designed in part to adhere to the requirements of bank regulatory guidance and these enhanced SEC disclosure requirements. See "Part I - Item 1C. Cybersecurity" of this Report for additional information on cybersecurity.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements. Many states have also recently implemented or modified their data breach notification and data privacy requirements. We expect this trend of state-level activity in those areas to continue and are continually monitoring developments in the states in which our clients are located.

See Item 1A. Risk Factors for a further discussion of risks related to cybersecurity and Item 1C. Cybersecurity for a further discussion of risk management strategies and governance processes related to cybersecurity.

Consumer Laws and Regulations

Activities of the Bank are subject to a variety of statutes and regulations designed to protect consumers. These laws and regulations include, among numerous other things, provisions that:

- limit the interest and other charges collected or contracted for by the Bank, including rules respecting the terms of credit cards and of debit card overdrafts;
- govern the Bank's disclosures of credit terms to consumer borrowers;
- require the Bank to provide information to enable the public and public officials to determine whether it is fulfilling its obligation to help meet the housing needs of the communities it serves;
- prohibit the Bank from discriminating on the basis of race, creed, or other prohibited factors when it makes decisions to extend credit;
- govern the manner in which the Bank may collect consumer debts; and
- prohibit unfair, deceptive, or abusive acts or practices in the provision of consumer financial products and services.

The Consumer Financial Protection Bureau ("CFPB") adopted a rule that implements the ability-to-repay and qualified mortgage provisions of the Dodd-Frank Act (the "ATR/QM rule"), which requires lenders to consider, among other things, income, employment status, assets, payment amounts, and credit history before approving a mortgage, and provides a compliance "safe harbor" for lenders that issue certain "qualified mortgages." The ATR/QM rule defines a "qualified mortgage" to have certain specified characteristics and generally prohibits loans with negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years from being qualified mortgages. The rule also establishes general underwriting criteria for qualified mortgages, including that monthly payments be calculated based on the highest payment that will apply in the first five years of the loan and that the borrower have a total debt-to-income ratio that is less than or equal to 43%. While "qualified mortgages" will generally be afforded safe harbor status, a rebuttable presumption of compliance with the ability-to-repay requirements will attach to "qualified mortgages" that are "higher priced mortgages" (which are generally subprime loans). In addition, the securitizer of asset-backed securities must retain not less than 5% of the credit risk of the assets collateralizing the asset-backed securities, unless subject to an exemption for asset-backed securities that are collateralized exclusively by residential mortgages that qualify as "qualified residential mortgages."

The CFPB has also issued rules to implement requirements of the Dodd-Frank Act pertaining to mortgage loan origination (including with respect to loan originator compensation and loan originator qualifications) as well as integrated mortgage disclosure rules. In addition, the CFPB has issued rules that require servicers to comply with certain standards and practices with regard to error correction; information disclosure; force-placement of insurance; information management policies and procedures; requiring information about mortgage loss mitigation options be provided to delinquent borrowers; providing delinquent borrowers access to servicer personnel with continuity of contact about the borrower's mortgage loan account; and evaluating borrowers' applications for available loss mitigation options. These rules also address initial rate adjustment notices for adjustable-rate mortgages, periodic statements for residential mortgage loans, and prompt crediting of mortgage payments and response to requests for payoff amounts.

Future Legislative Developments

Various bills are from time to time introduced in the U.S. Congress and the Florida legislature. This legislation may change banking and tax statutes and the environment in which our banking subsidiary and we operate in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations with respect thereto, would have upon our financial condition or results of operations or that of our banking subsidiary.

Effect of Governmental Monetary Policies

The commercial banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, changes in the Fed Funds target interest rate, changes in interest rates payable on reserve accounts, the imposition of changes in reserve requirements against member banks' deposits and assets of foreign banking centers and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, which may affect interest rates charged on loans or paid on deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to continue to do so in the future. The Federal Reserve's policies are primarily influenced by its dual mandate of price stability and full employment, and, to a lesser degree by short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. Government. Future changes in monetary policy and the effect of such changes on our business and earnings in the future cannot be predicted.

Website Access to Company's Reports

Our Internet website is www.ccbg.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including any amendments to those reports filed or furnished pursuant to section 13(a) or 15(d), and reports filed pursuant to Section 16, 13(d), and 13(g) of the Exchange Act are available free of charge through our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on our website is not incorporated by reference into this report.

Item 1A. Risk Factors

An investment in our common stock contains a high degree of risk. You should consider carefully the following risk factors before deciding whether to invest in our common stock. Our business, including our operating results and financial condition, could be harmed by any of these risks. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in our filings with the SEC, including our financial statements and related notes.

Market Risks

We may incur losses if we are unable to successfully manage interest rate risk.

Our profitability depends to a large extent on Capital City Bank's net interest income, which is the difference between income on interest-earning assets, such as loans and investment securities, and expense on interest-bearing liabilities such as deposits and borrowings. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, changes in trade policies by the United States or other countries, such as tariffs or retaliatory tariffs, recession, unemployment, federal funds target rate, money supply, domestic and international events and changes in the United States and other financial markets. Our net interest income may be reduced if: (i) more interest-earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising.

Changes in the difference between short-term and long-term interest rates may also harm our business. We generally use short-term deposits to fund longer-term assets. When interest rates change, assets and liabilities with shorter terms reprice more quickly than those with longer terms, which could have a material adverse effect on our net interest margin. During 2022 and 2023, the Federal Reserve raised the federal funds rate 11 times for a cumulative increase of 5.25%. In 2024, the Federal Reserve began lowering the federal funds rate and lowered it three times during the year for a cumulative decrease of 1.00%. We are currently operating in an environment in which the Federal Reserve has shifted toward reducing interest rates, although modestly, with cuts implemented in September, October and December 2025. However, the inflationary outlook remains uncertain and if the Federal Reserve were to further decrease interest rates, this may constrain our interest rate spread due to our asset sensitivity and may adversely affect our business forecasts. On the other hand, rapid increases in the target federal funds rate may result in a change in the mix of noninterest and interest-bearing accounts and effect our interest rate spread. New appointments to the Board of Governors at the Federal Reserve could result in a change in monetary policy and interest rates, and the potential erosion of Federal Reserve independence could negatively impact financial markets and impact our profitability. We are unable to predict changes in interest rates, which are affected by factors beyond our control, including inflation, deflation, recession, unemployment, money supply and other changes in financial markets.

Although we continuously monitor interest rates and have a number of tools to manage our interest rate risk exposure, changes in market assumptions regarding future interest rates could significantly impact our interest rate risk strategy, our financial position and results of operations. If we do not properly monitor our interest rate risk management strategies, these activities may not effectively mitigate our interest rate sensitivity or have the desired impact on our results of operations or financial condition.

Interest rates and economic conditions affect consumer demand for housing and can create volatility in the mortgage industry. These risks can have a material impact on the volume of mortgage originations and refinancings, adversely affecting mortgage banking revenues and the profitability of our mortgage banking business.

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under the section captioned "Net Interest Income" and "Market Risk and Interest Rate Sensitivity" elsewhere in this report for further discussion related to interest rate sensitivity and our management of interest rate risk.

The impact of interest rates on our mortgage banking business can have a significant impact on revenues.

Changes in interest rates can impact our mortgage-related revenues and net revenues associated with our mortgage activities. A decline in mortgage rates generally increases the demand for mortgage loans as borrowers refinance, but also generally leads to accelerated payoffs. Conversely, in a constant or increasing rate environment, we would expect fewer loans to be refinanced and a decline in payoffs. Although we use models to assess the impact of interest rates on mortgage-related revenues, the estimates of revenues produced by these models are dependent on estimates and assumptions of future loan demand, prepayment speeds and other factors which may differ from actual subsequent experience.

Inflationary pressures and rising prices may affect our results of operations and financial condition.

Small to medium-sized businesses may be impacted more during periods of high inflation as they are not able to leverage economies of scale to mitigate cost pressures compared to larger businesses. Consequently, the ability of our business customers to repay their loans may deteriorate, and in some cases this deterioration may occur quickly, which would adversely impact our results of operations and financial condition. Furthermore, a prolonged period of inflation could cause wages and other costs to further increase which could adversely affect our results of operations and financial condition. Sustained higher interest rates by the Federal Reserve may be needed to tame persistent inflationary price pressures, which could push down asset prices and weaken economic activity. A deterioration in economic conditions in the United States and our markets could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, all of which, in turn, would adversely affect our business, financial condition and results of operations.

Our profitability depends significantly on economic conditions in the States of Florida and Georgia.

Our profitability and the success of our business depends substantially on the general economic conditions of the States of Florida and, to a lesser extent, Georgia, as well as the specific local markets in which we operate. Unlike larger national or other regional banks that are more geographically diversified, we provide banking and financial services primarily to customers across northern Florida and Georgia. The local economic conditions in these areas have a significant impact on the demand for our products and services as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of our deposit funding sources. As a result, a significant decline in general economic conditions in Florida or Georgia, whether caused by recession, inflation, unemployment, in-flows and out-flows of residents, shifts in political landscape, changes in securities markets, acts of terrorism, pandemics, natural disasters, climate change, outbreak of hostilities or other occurrences or other factors could have a material adverse effect on our business, financial condition and results of operations.

Changes in customer behavior may have a negative impact on our business, financial condition, and results of operations.

Individual, economic, political, industry-specific conditions and other factors outside of our control, such as fuel prices, energy costs, real estate values, inflation, tariffs and trade wars, taxes or other factors that affect customer income levels, could alter anticipated customer behavior, including borrowing, repayment, investment and deposit practices. Such a change in these practices could materially adversely affect our ability to anticipate business needs and meet regulatory requirements. Further, difficult economic conditions may negatively affect consumer confidence levels. A decrease in consumer confidence levels would likely aggravate the adverse effects of these difficult market conditions on us and our customers.

The fair value of our investments could decline, which would cause a reduction in shareowners' equity.

A portion of our investment securities portfolio (62.9%) at December 31, 2025 has been designated as available-for-sale pursuant to U.S. generally accepted accounting principles relating to accounting for investments. Such principles require that unrealized gains and losses in the estimated value of the available-for-sale portfolio be "marked to market" and reflected as a separate item in shareowners' equity (net of tax) as accumulated other comprehensive income/losses. Shareowners' equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. The fair value of our investment portfolio may decline, causing a corresponding decline in shareowners' equity.

Management believes that several factors will affect the fair values of our investment portfolio. These include, but are not limited to, changes in interest rates or expectations of changes in interest rates, the degree of volatility in the securities markets, inflation rates or expectations of inflation and the slope of the interest rate yield curve (the yield curve refers to the differences between short-term and long-term interest rates; a positively sloped yield curve means short-term rates are lower than long-term rates). These and other factors may impact specific categories of the portfolio differently, and we cannot predict the effect these factors may have on any specific category.

Shares of our common stock are not an insured deposit and may lose value.

The shares of our common stock are not a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

Limited trading activity for shares of our common stock may contribute to price volatility.

While our common stock is listed and traded on the Nasdaq Global Select Market, there has historically been limited trading activity in our common stock. The average daily trading volume of our common stock over the 12-month period ending December 31, 2025 was approximately 37,371 shares. Due to the limited trading activity of our common stock, relativity small trades may have a significant impact on the price of our common stock. Similarly, significant sales of our common stock, or the expectation of these sales, could cause our stock prices to fall.

Securities analysts may not initiate coverage or continue to cover our common stock, and this may have a negative impact on its market price.

The trading market for our common stock will depend in part on the research and reports that securities analysts publish about us and our business. We do not have any control over securities analysts, and they may not initiate coverage or continue to cover our common stock. If any securities analysts covering our common stock publishes an unfavorable report, our stock price would likely decline. If one or more of analysts covering our common stock ceases to cover our Company or fails to publish regular reports on us, the lack of research coverage and lose of visibility in the financial markets may cause our stock price or trading volume to decline.

<u>**Credit Risks**</u>

Our loan portfolio includes loans with a higher risk of loss which could lead to higher loan losses and nonperforming assets.

We originate commercial real estate loans, commercial loans, construction loans, vacant land loans, consumer loans, and residential mortgage loans primarily within our market area. Commercial real estate, commercial, construction, vacant land, and consumer loans may expose a lender to greater credit risk than traditional fixed-rate fully amortizing loans secured by residential real estate because the collateral securing these loans may not be sold as easily as residential real estate. In addition, these loan types tend to involve larger loan balances to a single borrower or groups of related borrowers and are more susceptible to a risk of loss during a downturn in the business cycle. These loans also have historically had greater credit risk than other loans for the following reasons:

- **Commercial Real Estate Loans**. Repayment is dependent on income being generated in amounts sufficient to cover operating expenses and debt service. These loans also involve greater risk because they are generally not fully amortizing over the loan period, but rather have a balloon payment due at maturity. A borrower's ability to make a balloon payment typically will depend on the borrower's ability to either refinance the loan or timely sell the underlying property. Further, these loans generally are more affected by adverse conditions in the economy. Because payments on loans secured by commercial real estate often depend upon the successful operation and management of the properties and the businesses which operate from within them, repayment of such loans may be affected by factors outside the borrower's control, such as adverse conditions in the real estate market or the economy or changes in government regulations. At December 31, 2025, commercial mortgage loans comprised approximately 30.2% of our total loan portfolio.

- **Commercial Loans**. Repayment is generally dependent upon the successful operation of the borrower's business. In addition, the collateral securing the loans may depreciate over time, be difficult to appraise, be illiquid, or fluctuate in value based on the success of the business. These loans are also sensitive to broader economic conditions, competitive pressures, and industry-specific trends, any of which may disproportionately impact certain segments during periods of stress and increase the likelihood of credit deterioration. At December 31, 2025, commercial loans comprised approximately 7.1% of our total loan portfolio.

- **Construction Loans**. The risk of loss is largely dependent on our initial estimate of whether the property's value at completion equals or exceeds the cost of property construction and the availability of take-out financing. During the construction phase, a number of factors can result in delays or cost overruns. If our estimate is inaccurate or if actual construction costs exceed estimates, which could be impacted by factors outside of our control, including tariff, trade, and immigration policies, the value of the property securing our loan may be insufficient to ensure full repayment when completed through a permanent loan, sale of the property, or by seizure of collateral. At December 31, 2025, construction loans comprised approximately 5.8% of our total loan portfolio.

- **Vacant Land Loans**. Because vacant or unimproved land is generally held by the borrower for investment purposes or future use, payments on loans secured by vacant or unimproved land will typically rank lower in priority to the borrower than a loan the borrower may have on their primary residence or business. These loans are susceptible to adverse conditions in the real estate market and local economy. At December 31, 2025, vacant land loans comprised approximately 3.8% of our total loan portfolio.

- **HELOCs**. Our open-ended home equity loans have an interest-only draw period followed by a five-year repayment period of 0.75% of the principal balance monthly and a balloon payment at maturity. Upon the commencement of the repayment period, the monthly payment can increase significantly, thus, there is a heightened risk that the borrower will be unable to pay the increased payment. Further, these loans also involve greater risk because they are generally not fully amortizing over the loan period but rather have a balloon payment due at maturity. A borrower's ability to make a balloon payment may depend on the borrower's ability to either refinance the loan or timely sell the underlying property. At December 31, 2025, HELOCs comprised approximately 9.5% of our total loan portfolio.

- **Consumer Loans**. Consumer loans (such as automobile loans and personal lines of credit) are collateralized, if at all, with assets that may not provide an adequate source of payment of the loan due to depreciation, damage, or loss. At December 31, 2025, consumer loans comprised approximately 7.2% of our total loan portfolio, with indirect auto loans making up a majority of this portfolio at approximately 85.9% of the total balance.

The increased risks associated with these types of loans result in a correspondingly higher probability of default on such loans (as compared to fixed-rate fully amortizing single-family real estate loans). Loan defaults would likely increase our loan losses and nonperforming assets and could adversely affect our allowance for credit losses and our results of operations. In addition, credit risk may be elevated by borrower or third party fraud, inaccuracies in financial information, or misrepresentations in loan documentation. As seen across the banking industry, evolving fraud schemes and greater digitization of financial transactions can increase the risk that loans are underwritten based on incomplete, inaccurate, or falsified information, which may heighten the risk of unexpected credit losses.

Our loan portfolio is heavily concentrated in mortgage loans secured by properties in Florida and Georgia which causes our risk of loss to be higher than if we had a more geographically diversified portfolio.

Our interest-earning assets are heavily concentrated in mortgage loans secured by real estate, particularly real estate located in Florida and Georgia. At December 31, 2025, approximately 85.7% of our loans included real estate as a primary, secondary, or tertiary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower; however, the value of the collateral may decline during the time the credit is extended. If we are required to liquidate the collateral securing a loan during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected.

Additionally, at December 31, 2025, a significant number of our loans secured by real estate are secured by commercial and residential properties located in Florida and Georgia. The concentration of our loans in these areas subjects us to risk that a downturn in the economy or recession in these areas could result in a decrease in loan originations and increases in delinquencies and foreclosures, which would more greatly affect us than if our lending were more geographically diversified. In addition, since a large portion of our portfolio is secured by properties located in Florida and Georgia, the occurrence of a natural disaster, such as a hurricane, or a man-made disaster could result in a decline in loan originations, a decline in the value or destruction of mortgaged properties and an increase in the risk of delinquencies, foreclosures or loss on loans originated by us. Severe weather events, catastrophic natural disasters, or other large-scale disruptions may also rapidly impair collateral values and borrower repayment capacity across an entire geographic market, increasing both credit losses and required credit-loss reserves. We may suffer further losses due to the decline in the value of the properties underlying our mortgage loans, which would have an adverse impact on our results of operations and financial condition.

Our concentration in loans secured by real estate may increase our credit losses, which would negatively affect our financial results.

Due to the lack of diversified industry within some of the markets served by CCB and the relatively close proximity of our geographic markets, we have both geographic concentrations as well as concentrations in the types of loans funded. Specifically, due to the nature of our markets, a significant portion of the portfolio has historically been secured with real estate. At December 31, 2025, approximately 31.5% and 54.2% of our $2.546 billion loan portfolio was secured by commercial real estate and residential real estate, respectively. As of this same date, approximately 5.8% was secured by property under construction. Due to the exposure in these concentrations, disruptions in markets, economic conditions, changes in laws or regulations or other events could cause a significant impact on the ability of borrowers to repay and may have a material adverse effect on our business, financial condition and results of operations.

In weak economies, or in areas where real estate market conditions are distressed, we may experience a higher than normal level of nonperforming real estate loans. The collateral value of the portfolio and the revenue stream from those loans could come under stress, and additional provisions for the allowance for credit losses could be necessitated. In the event we are required to foreclose on a property securing one of our mortgage loans or otherwise pursue our remedies in order to protect our investment, we may be unable to recover funds in an amount equal to our projected return on our investment or in an amount sufficient to prevent a loss to us due to prevailing economic conditions, real estate values and other factors associated with the ownership of real property. As a result, the market value of the real estate or other collateral underlying our loans may not, at any given time, be sufficient to satisfy the outstanding principal amount of the loans, and consequently, we would sustain loan losses.

An inadequate allowance for credit losses would reduce our earnings.

We are exposed to the risk that our clients may be unable to repay their loans according to their terms and that any collateral securing the payment of their loans may not be sufficient to assure full repayment. This could result in credit losses that are inherent in the lending business. We evaluate the collectability of our loan portfolio and provide an allowance for credit losses that we believe is adequate based upon such factors as: the risk characteristics of various classifications of loans; previous loan loss experience; specific loans that have loss potential; delinquency trends; estimated fair market value of the collateral; current and future economic conditions; and geographic and industry loan concentrations.

At December 31, 2025, our allowance for credit losses for loans held for investment was $31.0 million, which represented approximately 1.22% of our total loans held for investment. We had $8.6 million in nonaccruing loans at December 31, 2025. We cannot provide any assurance that our monitoring procedures and policies will reduce certain lending risks, and while the allowance is based on management's reasonable estimate and may not prove sufficient to cover future loan losses. Although management uses the best information available to make determinations with respect to the allowance for credit losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to our nonperforming or performing loans. In addition, regulatory agencies, as an integral part of their examination process, periodically review our estimated losses on loans. Our regulators may require us to recognize additional losses based on their judgments about information available to them at the time of their examination. Accordingly, the allowance for credit losses may not be adequate to cover all future loan losses and significant increases to the allowance may be required in the future if, for example, economic conditions worsen. A material increase in our allowance for credit losses would adversely impact our net income and capital in future periods, while having the effect of overstating our current period earnings.

Failures in the analytical and forecasting models relied upon for our accounting estimates and risk management processes could have a material adverse effect on our business, financial condition, and results of operations.

The processes we use to estimate our expected credit losses and to measure the fair value of financial instruments, as well as the processes used to estimate the effects of changing interest rates and other market measures on our financial condition and results of operations, depends upon the use of analytical and forecasting models. These models reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Even if these assumptions are adequate, the models may prove to be inadequate or inaccurate because of other flaws in their design or their implementation, including flaws caused by failures in controls, data management, human error or from the reliance on technology. If the models we use for interest rate risk and asset-liability management are inadequate, we may incur increased or unexpected losses upon changes in market interest rates or other market measures. If the models we use for estimating our expected credit losses are inadequate, the allowance for credit losses may not be sufficient to support future charge-offs. If the models we use to measure the fair value of financial instruments are inadequate, the fair value of such financial instruments may fluctuate unexpectedly or may not accurately reflect what we could realize upon sale or settlement of such financial instruments. Any such failure in our analytical or forecasting models could have a material adverse effect on our business, financial condition, and results of operations.

We may incur significant costs associated with the ownership of real property as a result of foreclosures, which could reduce our net income.

Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate.

The amount that we, as a mortgagee, may realize after a foreclosure is dependent upon factors outside of our control, including, but not limited to: general or local economic conditions; environmental cleanup liability; neighborhood values; interest rates; real estate tax rates; operating expenses of the mortgaged properties; supply of and demand for rental units or properties; ability to obtain and maintain adequate occupancy of the properties; zoning laws; governmental rules, regulations and fiscal policies; and acts of God.

Certain expenditures associated with the ownership of real estate, including real estate taxes, insurance and maintenance costs, may adversely affect the income from the real estate. Furthermore, we may need to advance funds to continue to operate or to protect these assets. As a result, the cost of operating real property assets may exceed the rental income earned from such properties or we may be required to dispose of the real property at a loss.

Reliance on inaccurate or misleading financial statements, credit reports, or other financial information could have a material adverse impact on our business, financial condition, and results of operations.

In deciding whether to extend credit or enter into other transactions, we rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports, and other financial information. We also rely on representations of those customers, counterparties, or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports, or other financial information could have a material adverse impact on our business, financial condition, and results of operations.

<u>Liquidity and Capital Risks</u>

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Effective liquidity management is essential for the operation of our business. We require sufficient liquidity to meet client loan requests, client deposit maturities and withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances causing industry or general financial market stress. If we are unable to raise funds through deposits, borrowings, earnings and other sources, it could have a substantial negative effect on our liquidity. In particular, a majority of our liabilities during 2025 were checking accounts and other liquid deposits, which are generally payable on demand or upon short notice. By comparison, a substantial majority of our assets were loans, which cannot generally be called or sold in the same time frame. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future, especially if a large number of our depositors seek to withdraw their accounts at the same time, regardless of the reason. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could negatively impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated, adverse regulatory action against us, or our inability to attract and retain deposits. Our access to deposits may be negatively impacted by, among other factors, periods of low interest rates or high interest rates. Periods of high interest rates could promote increased competition for deposits, including from new financial technology competitors, or provide customers with alternative investment options. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry. If we are unable to maintain adequate liquidity, it could materially and adversely affect our business, results of operations or financial condition.

A significant decrease in our public fund deposit balances as a result of increased competition in the current higher interest-rate environment and seasonal nature of these deposits could materially and adversely affect our liquidity.

The Company has many long-standing relationships with municipal entities throughout its markets and the deposits held by these customers have provided a relatively attractive and stable (although seasonal) funding source for the Company over an extended period of time. Public fund deposits from local government entities such as universities, counties, school districts, and other municipalities generally have higher average balances and historically been more volatile than nonpublic deposits because they are heavily impacted by the seasonality of tax collection, changes in competitive and market forces, and fiscal spending patterns, as well as the longer-term financial position of local government entities, which can change from year to year. Such public fund deposits are often subject to competitive bidding and in many cases must be secured by pledging a portion of our investment securities. The Company's inability to retain public fund deposit balances due to increased competition in the current higher interest-rate environment and seasonal nature of these deposits could materially and adversely affect our liquidity or result in the use of higher-cost funding sources, which, in turn, could materially and adversely affect our business, results of operations or financial condition.

Unrealized losses in our securities portfolio could materially and adversely affect our liquidity.

We have experienced significant unrealized losses on our available-for-sale securities portfolio as a result of increases in market interest rates. Unrealized losses related to available-for-sale securities are reflected in accumulated other comprehensive income in our consolidated statements of financial condition and reduce the level of our book capital and tangible common equity. However, such unrealized losses do not affect our regulatory capital ratios. We actively monitor our available-for-sale securities portfolio and we do not currently anticipate the need to realize material losses from the sale of securities for liquidity purposes. Furthermore, we believe it is unlikely that we would be required to sell any such securities before recovery of their amortized cost bases, which may be at maturity. Nonetheless, our access to liquidity sources could be affected by unrealized losses if securities must be sold at a loss, tangible capital ratios decline from an increase in unrealized losses or realized credit losses, the Federal Home Loan Bank of Atlanta ("FHLB") or other funding sources reduce capacity, or bank regulators impose restrictions on us that impact the level of interest rates we may pay on deposits or our ability to access federal funds lines or brokered deposits. Additionally, significant unrealized losses could negatively impact market and customer perceptions of the Company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits.

We may need to raise additional capital in the future, and such capital may not be available on acceptable terms or at all.

We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, particularly if our asset quality or earnings were to deteriorate significantly. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial condition. Economic conditions and the loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital, including inter-bank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve.

As a result, we may be unable to raise capital on terms favorable to us, in a timely manner or at all, which could materially and adversely affect our liquidity, business, results of operations, or financial condition. Moreover, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would have to compete with those institutions for investors.

We may be unable to pay dividends in the future.

In 2025, our Board of Directors declared four quarterly cash dividends. Declarations of any future dividends will be contingent on our ability to earn sufficient profits and to remain well capitalized, including our ability to hold and generate sufficient capital to comply with the Common Equity Tier 1 ("CET1") Capital conservation buffer requirement. In addition, due to our contractual obligations with the holders of our trust preferred securities, if we defer the payment of accrued interest owed to the holders of our trust preferred securities, we may not make dividend payments to our shareowners.

Further, under applicable statutes and regulations, CCB's board of directors, after charging-off bad debts, depreciation and other worthless assets, if any, and making provisions for reasonably anticipated future losses on loans and other assets, may quarterly, semi-annually, or annually declare and pay dividends to CCBG of up to the aggregate net income of that period combined with the CCB's retained net income for the preceding two years and, with the approval of the Florida OFR, declare a dividend from retained net income which accrued prior to the preceding two years. The prior approval of the Federal Reserve is required if the total of all dividends declared by a state-chartered member bank in any calendar year would exceed the sum of the bank's net income for that year and its retained net income for the preceding two calendar years, less any required transfers to surplus or to fund the retirement of preferred stock. Additional state laws generally applicable to Florida corporations and guidelines of the Federal Reserve may also limit our ability to declare and pay dividends. Thus, our ability to fund future dividends may be restricted by state and federal laws and regulations.


Regulatory and Compliance Risks


We are subject to extensive regulation, which could restrict our activities and impose financial requirements or limitations on the conduct of our business.

We are subject to extensive regulation, supervision and examination by our regulators, including the Florida OFR, the Federal Reserve, and the FDIC. Our compliance with these industry regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, lending and interest rates charged on loans, interest rates paid on deposits, the fees we can charge for certain products or transactions, access to capital and brokered deposits, and locations of banking offices. If we are unable to meet these regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.

Our activities are also regulated under consumer protection laws applicable to our lending, deposit, and other activities. Many of these regulations are intended primarily for the protection of our depositors, the DIF, and the banking system as a whole, and not for the benefit of our shareowners. In addition to the regulations of the bank regulatory agencies, as a member of the FHLB of Atlanta, we must also comply with applicable regulations of the Federal Housing Finance Agency and the Federal Home Loan Bank.

Regulators have continued to focus on compliance with AMLA and BSA obligations and the rules enforced by OFAC. If our policies, procedures and systems are deemed deficient or the policies, procedures are deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including any acquisition plans.

Our failure to comply with these laws and regulations could subject us to the loss of FDIC insurance, reputational damage, the revocation of our banking charter, enforcement actions, sanctions, or other legal actions by regulatory agencies, restrictions on our business activities, fines, and other penalties, any of which could adversely affect our results of operations, capital base, and the price of our securities. Changes to any new laws, rules, regulations, policies, and supervisory guidance (including changes in interpretation and implementation) have and could make compliance more difficult or expensive and could otherwise adversely affect our business and financial condition.

Government authorities, including the bank regulatory agencies, are pursuing aggressive enforcement actions with respect to compliance and other legal matters involving financial activities (including new prohibitions on politicized debanking), which heightens the risks associated with actual and perceived compliance failures. Directives issued to enforce such actions may be confidential and thus, in some instances, we are not permitted to publicly disclose these actions. Litigation challenging actions or regulations by federal or state authorities could, depending on the outcome, significantly affect the regulatory and supervisory framework affecting our operations. Any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.

In addition, we face increased regulatory scrutiny, in the course of routine examinations and otherwise, and new regulations in response to negative developments in the banking industry, which may increase our cost of doing business and reduce our profitability. Among other things, there may be increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, commercial real estate loan composition and concentrations, and capital as well as general oversight and control of the foregoing. We could face increased scrutiny or be viewed as higher risk by regulators and the investor community, which could have a material adverse effect on our business, financial condition, and results of operations.

U.S. federal banking agencies may require us to increase our regulatory capital, long-term debt or liquidity requirements, which could result in the need to issue additional qualifying securities or to take other actions, such as to sell company assets.

We are subject to U.S. regulatory capital and liquidity rules. These rules, among other things, establish minimum requirements to qualify as a well-capitalized institution. If CCB fails to maintain its status as well capitalized under the applicable regulatory capital rules, the Federal Reserve will require us to agree to bring the bank back to well-capitalized status. For the duration of such an agreement, the Federal Reserve may impose restrictions on our activities. If we were to fail to enter into or comply with such an agreement or fail to comply with the terms of such agreement, the Federal Reserve may impose more severe restrictions on our activities, including requiring us to cease and desist activities permitted under the Bank Holding Company Act of 1956. Additionally, if our CET1 to Risk Weighted Assets ratio does not exceed the minimum required plus the additional CET1 conservation buffer, we may be restricted in our ability to pay dividends or make other distributions of capital to our shareowners.

Capital and liquidity requirements are frequently introduced and amended. It is possible that regulators may increase regulatory capital requirements, change how regulatory capital is calculated or increase liquidity requirements. Requirements to maintain higher levels of capital may lower our return on equity.

Further changes to and compliance with the regulatory capital and liquidity requirements may impact our operations by requiring us to liquidate assets, increase borrowings, issue additional equity or other securities, cease or alter certain operations, sell company assets or hold highly liquid assets, which may adversely affect our results of operations. We may be prohibited from taking capital actions such as paying or increasing dividends or repurchasing securities.

Changes in accounting standards or assumptions in applying accounting policies could adversely affect us.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Some of these policies require use of estimates and assumptions that may affect the reported value of our assets or liabilities and results of operations and are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain. If those assumptions, estimates or judgments were incorrectly made, we could be required to correct and restate prior-period financial statements. Accounting standard-setters and those who interpret the accounting standards, the SEC, banking regulators and our independent registered public accounting firm may also amend or even reverse their previous interpretations or positions on how various standards should be applied. These changes may be difficult to predict and could impact how we prepare and report our financial statements. In some cases, we could be required to apply a new or revised standard retrospectively, resulting in us revising prior-period financial statements.

We are subject to government regulation and oversight relating to data and privacy protection.

Our business requires the collection and retention of large volumes of customer data, including personally identifiable information in various information systems that we maintain and in those maintained by third parties with whom we contract. We also maintain important internal company data such as personally identifiable information about our associates and information relating to our operations. The integrity and protection of that customer and company data is important to us.

We are subject to complex and evolving laws and regulations relating to the privacy of the information of our customers, associates and others, and any failure to comply with these laws and regulations, or any misuse or mismanagement of such information, could expose us to liability and reputational damage, which could adversely affect our financial condition and results of operations. As new privacy-related laws and regulations are implemented, the time and resources needed for us to comply with such laws and regulations, as well as our potential liability for non-compliance and reporting obligations in the case of data breaches, may significantly increase. It is possible that these laws may be interpreted and applied by various jurisdictions in a manner inconsistent with our current or future practices, or that is inconsistent with one another.

<center>**Operational Risks**</center>

Many types of operational risks can affect our earnings negatively.

We regularly assess and monitor operational risk in our businesses. Despite our efforts to assess and monitor operational risk, our risk management framework may not be effective in all cases. Factors that can impact operations and expose us to risks varying in size, scale and scope include:

(1) failures of technological systems or breaches of security measures, including, but not limited to, those resulting from computer viruses or cyber-attacks;
(2) unsuccessful or difficult implementation of computer systems upgrades;
(3) human errors or omissions, including failures to comply with applicable laws or corporate policies and procedures;
(4) theft, fraud or misappropriation of assets, whether arising from the intentional actions of internal personnel or external third parties;
(5) breakdowns in processes, breakdowns in internal controls or failures of the systems and facilities that support our operations;
(6) deficiencies in services or service delivery;
(7) negative developments in relationships with key counterparties, third-party vendors, or associates in our day-to-day operations; and
(8) external events that are wholly or partially beyond our control, such as pandemics, geopolitical events, political unrest, natural disasters or acts of terrorism.

Operational risks can also arise from increased reliance on digital platforms, remote-work technologies, cloud-based solutions, and other external service providers whose performance or resilience may be outside of our direct control. These forms of reliance may increase the speed and breadth with which disruptions, control failures, or cyber-events can affect our operations.

While we have in place many controls and business continuity plans designed to address these factors and others, these plans may not operate successfully to mitigate these risks effectively. If our controls and business continuity plans do not mitigate the associated risks successfully, such factors may have a negative impact on our business, financial condition or results of operations. In addition, an important aspect of managing our operational risk is creating a risk culture in which all associates fully understand that there is risk in every aspect of our business and the importance of managing risk as it relates to their job functions. We continue to enhance our risk management program to support our risk culture. Nonetheless, if we fail to provide the appropriate environment that sensitizes all of our associates to managing risk, our business could be impacted adversely.

We are subject to certain operational risks, including, but not limited to risk arising from failure or circumvention of our controls and procedures.

Our internal controls, including fraud detection and controls, disclosure controls and procedures, and corporate governance procedures are based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the controls and procedures are met. Notwithstanding the proliferation of technology and technology-based risk and control systems, we rely on the ability of our associates and systems to process a high number of transactions, and we are subject to the risk that our associates may make mistakes or engage in violations of applicable policies, laws, rules, or procedures that in the past have not, and in the future may not, always be prevented by our technological processes or by our controls and other procedures intended to prevent and detect such errors or violations. Any failure or circumvention of our controls and procedures, failure to comply with regulations related to controls and procedures, failure to comply with our corporate governance procedures, fraud by associates or persons outside our Company, the execution of unauthorized transactions by associates, or errors relating to transaction processing and technology could have a material adverse effect on our reputation, business, financial condition and results of operations, including subjecting us to litigation, customer attrition, regulatory fines, penalties, or other sanctions. Insurance coverage may not be available for losses relating to such event, or where available, such losses may exceed insurance limits. In addition, evolving regulatory expectations regarding operational resilience, business continuity, vendor oversight, and internal control effectiveness may require additional investment and may heighten supervisory scrutiny if deficiencies are identified.

We are subject to credit and/or settlement risk arising from the soundness of other financial institutions and counterparties which may have a material adverse effect on our business, financial condition, and results of operations.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, other institutional clients, and certain vendors. Many of these transactions expose us to credit or settlement risk in the event of a default or other failure to adhere to contractual obligations by a counterparty or client. In addition, our credit or settlement risk may be exacerbated when any collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to us. Increased interconnectivity amongst financial institutions also increases the risk of cyber-attacks and information system failures for financial institutions. Any such losses could have a material adverse effect on our business, financial condition, and results of operations.

Cybersecurity incidents, including security breaches and failures of our information systems could significantly disrupt our business, result in the unintended disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs, and cause losses.

In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and to store sensitive data, including our proprietary business information and that of our clients, and personal information of our clients and associates. The secure processing, maintenance, and transmission of this information is critical to our operations. Our systems, including those we maintain with our service providers, vendors, or our clients, could be vulnerable to cybersecurity-related incidents, which include compromises of information systems, attempts to access information, including customer and company information, malicious code, computer viruses or other malware, denial of service attacks, phishing attempts, brute force attacks, exploiting software vulnerabilities (including "zero-day attacks"), ransomware, supply chain attacks, and other events that could result in unauthorized access, theft, misuse, loss, release, or destruction of data (including confidential customer information), account takeovers, unavailability of service, or other events. These types of threats may result from human error, fraud, or criminal activity on the part of external or internal parties, or may result from the failure of technology or information systems. Further, these types of threats may be exacerbated by recent developments in artificial intelligence and their increased use to produce sophisticated malware, phishing schemes, and other fraudulent activities. Any failure, interruption, or compromise in security of these systems could result in significant disruption to our operations.

Financial institutions and companies engaged in data processing have increasingly reported compromises in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disrupt or degrade service, sabotage systems, or cause other damage. Our technologies, systems, networks, and software have been and continue to be subject to cybersecurity threats and attacks, which range from uncoordinated individual attempts to sophisticated and targeted measures by criminal organizations directed at us. Our customers, associates, and third parties that we do business with have been, and will likely continue to be, targeted in cybersecurity-related incidents by parties using fraudulent e-mails, artificial intelligence, and other communications in attempts to misappropriate passwords, bank account information, or other personal information, or to introduce viruses or other malware programs to our information systems, or the information systems and devices of our third-party (or fourth-party) service providers and our customers that are beyond our security control systems. Although we try to mitigate these threats through product improvements, use of encryption and authentication technology, and customer and employee education, among other things, cybersecurity-attacks against us, our third-party (or fourth-party) service providers, and our customers are a risk to our business.

We may be required to spend significant capital and other resources to protect against the threat of cybersecurity-related incidents or to alleviate problems caused by such incidents. Any failures related to upgrades and maintenance of our technology and information systems could increase our information and system security risk. Our increased use of cloud and other technologies, such as remote work technologies, and the increased connectivity of third parties and electronic devices to our systems also increases our risk of being subject to a cybersecurity-related incident. The risk of a cybersecurity-related incident has increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. A cybersecurity-related incident or other significant disruption of our information systems or those of our customers or third-party service providers and vendors could (i) disrupt the proper functioning of our networks and systems and, therefore, our operations and those of our customers; (ii) result in the unauthorized access to, destruction, loss, theft, misappropriation, or release of confidential, sensitive, or otherwise valuable information of ours or our customers; (iii) result in a violation of applicable privacy, data protection, and other laws, subjecting us to additional regulatory scrutiny and exposing us to civil litigation, enforcement actions, governmental fines, sanctions, or penalties (which may not be covered by our insurance policies), and possible financial liability; (iv) require significant management attention and resources to remedy the damages that result; (v) cause increased expenses and lost revenue; or (vi) cause negative publicity, harm our reputation, or cause a decrease in the number of customers that choose to do business with us, damaging our ability to generate deposits. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations. Furthermore, in the event of a cybersecurity-related incident, we may be delayed in identifying or responding to the incident, which could increase the negative impact of the incident on our business, financial condition, and results of operations. While we maintain cybersecurity insurance coverage, which may apply in the event of certain cybersecurity-related incidents, the amount of coverage may not be adequate depending on the magnitude of the incident. Furthermore, because cybersecurity-related incidents are inherently difficult to predict and can take many forms, some incidents may not be covered under our cyber insurance coverage.

Increased fraudulent activity may cause losses to us or our clients, damage to our brand, and increases in our costs, in turn, materially and adversely affecting our business, financial condition, and results of operations.

Additionally, fraud losses have risen in recent years due in large part to growing and evolving schemes, as well as the advancement of artificial intelligence. Fraudulent activity has taken many forms, ranging from wire fraud, debit card fraud, credit card fraud, check fraud, mechanical devices attached to ATMs, social engineering, and phishing attacks to obtain personal information, business email compromise, or impersonation of clients through the use of falsified or stolen credentials. Many financial institutions have suffered significant losses in recent years due to the theft of cardholder data that has been illegally exploited for personal gain. The potential for debit and credit card fraud, as well as check fraud, against us or our clients and our third-party service providers is a serious issue. Debit and credit card fraud and check fraud are pervasive, and the risks of cybercrime are complex and continue to evolve. While we have policies and procedures, as well as fraud detection tools, designed to prevent fraud losses, such policies, procedures, and tools may be insufficient to accurately detect and prevent fraud. A significant increase in fraudulent activities could lead us to take additional steps to reduce fraud risk, which could increase our costs. Fraud losses could cause losses to us or our clients, damage to our brand, and an increase in our costs, in turn, materially and adversely affecting our business, financial condition, and results of operations.

The development and use of Artificial Intelligence ("AI") presents risks and challenges that may adversely impact our business.

The banking and financial services industry continually experiences technological changes, with frequent introductions of new technology-driven products and services, including recent and rapid developments in AI, including with agentic AI. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to assess the proper operation of AI models and capabilities to create additional efficiencies in our operations. We may not be able to effectively implement new technology- driven products and services or be successful in marketing these products and services to our clients. In addition, the implementation of technological changes and upgrades to maintain current systems and integrate new ones may also create service interruptions, transaction processing errors, and system conversion delays and may cause us to fail to comply with applicable laws. There can be no assurance that we will be able to successfully manage the risks associated with our increased dependency on technology. Failure to successfully keep pace with technological change affecting the banking and financial services industry could negatively affect our revenue and profitability.

We or our third-party (or fourth party) vendors, customers or counterparties may develop or incorporate AI technology in certain business processes, services, or products. The development and use of AI presents a number of risks and challenges to our business. The legal and regulatory environment relating to AI is uncertain and rapidly evolving, both in the U.S. and internationally, and includes regulatory schemes targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment, and other laws applicable to the use of AI. These evolving laws and regulations could require changes in our implementation of AI technology and increase our compliance costs and the risks to us of non-compliance. AI models, particularly generative or agentic AI models, may produce outputs or take action that is incorrect, that reflects biases included in the data on which they are trained, that results in the release of private, confidential, or proprietary information, that infringes on the intellectual property rights of others, or that is otherwise harmful. In addition, the complexity of many AI models makes it difficult to understand why they are generating particular outputs. This limited transparency increases the challenges associated with assessing the proper operation of AI models, understanding and monitoring the capabilities of the AI models, reducing erroneous output, eliminating bias, and complying with regulations that require documentation or explanation of the basis on which decisions are made. Further, we may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which we may have limited visibility. Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our security measures.

We may not be able to attract and retain skilled people, which may have a negative impact on our business and operations.

Our success depends, in large part, on our ability to attract and retain key people. Competition for the best people in many activities engaged in by us is intense, including with respect to compensation and emerging workplace practices and accommodations, and, as a result, we may not be able to sufficiently hire or to retain key people. We do not currently have employment agreements or non-competition agreements with any of our senior officers. The unexpected loss of service of key personnel could have a material adverse impact on our business, financial condition, and results of operations because of their customer relationships, skills, knowledge of our market, years of industry experience, and the difficulty of promptly finding qualified replacement personnel. In addition, the scope and content of U.S. banking regulators' policies on incentive compensation, as well as changes to these policies, could adversely affect our ability to hire, retain, and motivate our key associates.

Issues we encounter with respect to external vendors upon which we rely could have a material adverse effect on our business and, in turn, our financial condition and results of operations.

We rely on certain external vendors to provide products and services necessary to maintain our day-to-day operations. These third-party vendors are sources of operational, cybersecurity and informational security risk to us, including risks associated with operational errors, coding errors, information system failures, interruptions or breaches, and unauthorized disclosures of sensitive or confidential client or customer information. If we encounter any of these issues in connection with our external vendors, or if we have difficulty communicating with these vendors, we could be exposed to disruption of operations, loss of service, or connectivity to customers, reputational damage, and litigation risk that could have a material adverse effect on our business and, in turn, our financial condition and results of operations.

In addition, our operations are exposed to risk that these vendors will not perform in accordance with the contracted arrangements under service level agreements. Although we have selected these external vendors carefully, we do not control their actions. The failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements could be disruptive to our operations, which could have a material adverse effect on our business and, in turn, our financial condition and results of operations. Replacing these external vendors could also entail significant delay and expense.

Severe weather, natural disasters, global climate change, widespread health emergencies (including pandemics), acts of terrorism and global conflicts may have a negative impact on our business and operations.

Severe weather, natural disasters, global climate change, widespread health emergencies (including pandemics), acts of terrorism, global conflicts, or other similar events have in the past, and may in the future have, a negative impact on our business and operations. These events impact us negatively to the extent that they result in reduced capital markets activity, lower asset price levels, or disruptions in general economic activity in the United States or abroad, or in financial market settlement functions. In addition, such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue, cause us to incur additional expenses, and impact economic growth negatively. If any of these risks materialized, they could have an adverse effect on our business and operations and may have other adverse effects on us in ways that we are unable to predict.

Specifically, our market areas in Florida are susceptible to hurricanes, tropical storms and related flooding and wind damage and other similar weather events. Such weather events can disrupt operations, result in damage to properties and negatively affect the local economies in the markets where we operate. We cannot predict whether or to what extent damage that may be caused by future weather events will affect our operations or the economies in our current or future market areas, but such events could result in a decline in loan originations, a decline in the value or destruction of properties securing our loans and an increase in delinquencies, foreclosures or loan losses, negatively impacting our business and results of operations. As a result of the potential for such weather events, many of our customers have incurred significantly higher property and casualty insurance premiums on their properties located in our markets, which may adversely affect real estate sales and values in our markets.

Litigation may adversely affect our results.

We are subject to litigation in the ordinary course of business. Claims and legal actions, including claims pertaining to our performance of our fiduciary responsibilities as well as supervisory actions by our regulators, could involve large monetary claims and significant defense costs. The outcome of litigation and regulatory matters as well as the timing of ultimate resolution are inherently difficult to predict. Actual legal and other costs of resolving claims may be greater than our legal reserves. The ultimate resolution of a pending legal proceeding, depending on the remedy sought and granted, could materially adversely affect our results of operations and financial condition.

In addition, governmental authorities have, at times, sought criminal penalties against companies in the financial services sector for violations, and, at times, have required an admission of wrongdoing from financial institutions in connection with resolving such matters. Criminal convictions or admissions of wrongdoing in a settlement with the government can lead to greater exposure in civil litigation and reputational harm.

Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm, which adversely impact our business prospects. Further, we may be exposed to substantial uninsured liabilities, which could adversely affect our results of operations and financial condition.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, prevent fraud, or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act requires that we furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment requires disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm also needs to attest to the effectiveness of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to maintain or implement required new or improved controls (as we had recently discussed in Item 9A), or difficulties encountered in implementation could cause us to fail to meet our reporting obligations, which could subject the Company to litigation, investigations, or breach of contract claims, require management resources, increase costs, negatively affect investor confidence, and adversely impact its stock price.

<u>Strategic Risks</u>

Our future success is dependent on our ability to compete effectively in the highly competitive banking and financial services industry.

We face vigorous competition for deposits, loans and other financial services in our market area from other banks and financial institutions, including savings and loan associations, savings banks, finance companies and credit unions. A number of our competitors are significantly larger than we are and have greater access to capital and other resources. Many of our competitors also have higher lending limits, more expansive branch networks, and offer a wider array of financial products and services.

We also compete with other non-bank providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies, governmental organizations, and non-bank financial technology and wealth technology providers, including digital asset service providers. Many of our non-bank competitors are not subject to the same extensive regulations that govern our activities. As a result, these non-bank competitors have advantages over us in providing certain services, including the ability to offer financial products and services on more favorable terms than we are able to offer. Technology and other changes have lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks. In particular, the activity of financial technology companies has grown significantly over recent years and is expected to continue to grow. The emergence, adoption and evolution of new technologies that do not require intermediation, including distributed ledgers such as digital assets and blockchain, as well as advances in robotic process automation, could significantly affect the competition for financial services. Large technology companies offering embedded financial services, digital wallets, and payment platforms have also increased competitive pressures and may accelerate customer migration away from traditional banking products. Customer preferences have also shifted toward digital channels and real-time, seamless financial experiences. Failure to meet evolving expectations for convenience, speed, and personalized service may negatively impact our ability to retain and attract customers.

Additionally the recently-enacted GENIUS Act establishes a regulatory framework for "payment stablecoins" and their issuers, which consumers and businesses may view as a substitute for traditional bank deposits, resulting in deposit withdrawals. Depending on consumer and business interest in payment stablecoins, and the characteristics and utility of payment stablecoins, the passage of the GENIUS Act could result in increased competition with respect to our deposit products.
The effect of this competition may reduce or limit our net income, margins or our market share and may adversely affect our results of operations and financial condition. Further, the process of eliminating banks as intermediaries for financial transactions could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The foregoing could have a material adverse effect on our financial condition and results of operations. Increased competition may negatively affect our earnings by creating pressure to lower prices or credit standards on our products and services requiring additional investment to improve the quality and delivery of our technology, reducing our market share, or affecting the willingness of our clients to do business with us.

Our inability to adapt our business strategies, products, and services could harm our business.

We rely on a diversified mix of financial products and services through multiple distribution channels. Our success depends on our and our third-party providers' of products and services abilities to adapt our business strategies, products, and services and their respective features in a timely manner, including available payment processing services and technology to rapidly evolving industry standards and consumer preferences.

The widespread adoption and rapid evolution of emerging technologies in the financial services industry, including artificial intelligence, analytic capabilities, cloud technologies, self-service digital trading platforms and automated trading markets, internet services, and digital assets, such as central bank digital currencies, cryptocurrencies (including stablecoins and memecoins), tokens, and other cryptoassets that utilize blockchain and distributed ledger technology (DLT), as well as DLT in payment, clearing, and settlement processes creates additional risks, could negatively impact our ability to compete, and require substantial expenditures to the extent we were to modify or adapt our existing products and services to keep pace with such new technologies.

We may not be timely or successful in developing or introducing new products and services, integrating new products or services into our existing offerings, responding, managing, or adapting to changes in consumer behavior, preferences, spending, investing and saving habits, achieving market acceptance of our products and services, or reducing costs in response to pressures to deliver products and services at lower prices. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new products and services, we invest significant time and resources. Initial timetables for the introduction and development of new products or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of new products or services. Potential future actions such as the proposed consumer credit card interest rate cap may lead to unprofitable products, especially for riskier borrowers, and could lead to cutting credit lines or eliminating cards, increased reliance on fees and increased debt burdens for those needing credit most, thereby having the potential to negatively impact bank asset quality. The Company's, or its third-party providers', inability or resistance to timely innovate or adapt its operations, products, and services to evolving industry standards and consumer preferences could result in service disruptions and harm our business, and materially and adversely affect our results of operations, financial condition, and reputation.

Furthermore, our implementation of new products, services, or technology could have unintended negative consequences, including a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new products or services could have a material adverse effect on our business, financial condition, and results of operations.

Our directors, executive officers, and principal shareowners, if acting together, have substantial control over all matters requiring shareowner approval, including changes of control. Because Mr. William G. Smith, Jr. is a principal shareowner and our Chairman, President, and Chief Executive Officer and Chairman of CCB, he has substantial control over all matters on a day-to-day basis.

Our directors, executive officers, and principal shareowners beneficially owned approximately 19.3% of the outstanding shares of our common stock at December 31, 2025. William G. Smith, Jr., our Chairman and Chief Executive Officer beneficially owned 17.3% of our shares as of that date. Accordingly, these directors, executive officers, and principal shareowners, if acting together, may be able to influence or control matters requiring approval by our shareowners, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. Moreover, because William G. Smith, Jr. is the Chairman and Chief Executive Officer of CCBG, he has substantial control over all matters on a day-to-day basis, including the nomination and election of directors.

These directors, executive officers, and principal shareowners may also have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our Company, could deprive our shareowners of an opportunity to receive a premium for their common stock as part of a sale of our Company and might ultimately affect the market price of our common stock. You may also have difficulty changing management, the composition of the Board of Directors, or the general direction of our Company.

Our Articles of Incorporation, Bylaws, and certain laws and regulations may prevent or delay transactions you might favor, including a sale or merger of CCBG.

CCBG is registered with the Federal Reserve as a financial holding company under the Bank Holding Company Act, or BHC Act. As a result, we are subject to supervisory regulation and examination by the Federal Reserve. The GLBA, the Dodd-Frank Act, the BHC Act, and other federal laws subject financial holding companies to restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Provisions of our Articles of Incorporation, Bylaws, certain laws and regulations and various other factors may make it more difficult and expensive for companies or persons to acquire control of us without the consent of our Board of Directors. It is possible, however, that you would want a takeover attempt to succeed because, for example, a potential buyer could offer a premium over the then prevailing price of our common stock.

For example, our Articles of Incorporation permit our Board of Directors to issue preferred stock without shareowner action. The ability to issue preferred stock could discourage a company from attempting to obtain control of us by means of a tender offer, merger, proxy contest or otherwise. We are also subject to certain provisions of the Florida Business Corporation Act and our Articles of Incorporation that relate to business combinations with interested shareowners. Other provisions in our Articles of Incorporation or Bylaws that may discourage takeover attempts or make them more difficult include: Supermajority voting requirements to remove a director from office; Provisions regarding the timing and content of shareowner proposals and nominations; Supermajority voting requirements to amend Articles of Incorporation unless approval is received by a majority of "disinterested directors"; Absence of cumulative voting; and Inability for shareowners to take action by written consent.

Potential acquisitions and other strategic transactions by us, or our inability to complete acquisitions or strategic transactions, may have a material adverse effect on our business, financial condition, and results of operations.

We may seek to strategically dispose of assets or acquire other banks, businesses, or branches, which involves various risks, including, among other things, (i) potential exposure to unknown or contingent liabilities of the target company; (ii) exposure to potential asset quality issues of the target company; (iii) potential disruption to our business; (iv) potential diversion of our management's time and attention; (v) the possible loss of key employees and customers of the target company; (vi) difficulty in estimating the value of the target company or assets to be sold; and (vii) potential changes in banking or tax laws or regulations that may affect the target company.

Acquisitions by financial institutions, including us, are subject to approval by a variety of regulatory agencies and, therefore, dependent on the regulators' views at the time as to, among other things, our capital levels, quality of management, compliance with laws, and overall condition, in addition to their assessment of a variety of other factors. Regulatory approvals could be delayed, impeded, restrictively conditioned, or denied due to existing or new regulatory issues we have, or may have, with regulatory agencies. We may fail to pursue, evaluate or complete strategic and competitively significant acquisition opportunities as a result of our inability, or perceived or anticipated inability, to obtain regulatory approvals in a timely manner, under reasonable conditions or at all.

Accordingly, any acquisition, disposition or other strategic transaction may not be successful, may not benefit our business strategy or may not otherwise result in the intended benefits. It also may take us longer than expected to fully realize the anticipated benefits and synergies of these transactions, and those benefits and synergies may ultimately be smaller than anticipated or may not be realized at all, which could adversely affect our business and operating results. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction. Acquisitions may also result in potential dilution to existing shareowners of our earnings per share if we issue common stock in connection with the acquisition. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition, as well as the difficulties associated with potential acquisitions or dispositions discussed herein could have a material adverse effect on our business, financial condition and results of operations.

Reputational Risks

Damage to our reputation could harm our businesses, including our competitive position and business prospects.

Reputation risk, or the risk to our earnings, liquidity, and capital from negative public opinion, is inherent in our business. Negative public opinion could adversely affect our ability to attract and retain customers, clients, investors and associates and expose us to adverse legal and regulatory consequences. Negative public opinion could result from our actual or alleged conduct and can arise from various sources, including (1) officer, director or associate fraud, misconduct, and unethical behavior; (2) security breaches; (3) litigation or regulatory outcomes; (4) compensation practices; (5) lending practices; (6) branching strategy; (7) the suitability or reasonableness of recommending particular trading or investment strategies, including the reliability of our research and models; (8) prohibiting clients from engaging in certain transactions or actions taken to debank certain clients; (h) associate sales practices; (9) failure to deliver products and services; (10) subpar standards of service and quality expected by our customers, clients, and the community; (11) compliance failures; (12) mergers and acquisitions; (13) the inability to manage technology change or maintain effective data management; (14) cyber incidents; (15) internal and external fraud (including check fraud and debit card and credit card fraud); (16) inadequacy of responsiveness to internal controls; (17) unintended disclosure of personal, proprietary or confidential information; (18) failure (or perceived failure) to identify and manage actual and potential conflicts of interest; (19) breach of fiduciary obligations; (20) the handling of health emergencies or pandemics, (21) the activities of our clients, customers, counterparties, and third parties, including vendors; (22) our environmental, social, and governance practices and disclosures, including practices and disclosures related to climate change; (23) our response (or lack of response) to social and sustainability concerns; and (24) actions by the financial services industry generally or by certain members or individuals in the industry. Reputation risk may be amplified by the speed and reach of social media, which can rapidly disseminate accurate or inaccurate information and significantly influence public perception before we have time to respond. Negative coverage, regardless of accuracy, may lead to rapid customer reactions, including deposit withdrawals, heightened regulatory attention, or community criticism.

Tax Risks

Changes in the Federal, State or Local Tax Laws May Negatively Impact Our Financial Performance and We are Subject to Examinations and Challenges by Tax Authorities

We are subject to federal and applicable state tax laws and regulations. Changes in these tax laws and regulations, some of which may be retroactive to previous periods, could increase our effective tax rates and, as a result, could negatively affect our current and future financial performance. Furthermore, tax laws and regulations are often complex and require interpretation. In the normal course of business, we are routinely subject to examinations and challenges from federal and applicable state tax authorities regarding the amount of taxes due in connection with investments we have made and the businesses in which we have engaged. Recently, federal and state taxing authorities have become increasingly been aggressive in challenging tax positions taken by financial institutions. These tax positions may relate to tax compliance, sales and use, franchise, gross receipts, payroll, property and income tax issues, including tax base, apportionment and tax credit planning. The challenges made by tax authorities may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. If any such challenges are made and are not resolved in our favor, they could have a material adverse effect on our business, financial condition and results of operations.

Item 1B.   Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Our enterprise risk management program is designed to identify, assess, and mitigate risks across various aspects of our Company, including financial, operational, market, regulatory, technology, legal, and reputational. Cybersecurity is a critical risk area given the increasing reliance on technology and potential of cyber risk threats. Our Chief Information Security Officer ("CISO") reports to the CCB President who provides oversight of the information security program and its activities, along with our management-level Enterprise Risk Oversight Committee ("ROC") and our Board of Directors.

Our objective for managing cybersecurity risk is to avoid or minimize the impacts of external threat events or other efforts to penetrate, disrupt or misuse systems or information. Our cybersecurity risk management program is designed around the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, regulatory guidance, and other industry standards, although we cannot guarantee that we meet all technical specifications, or requirements under NIST. Our CISO and Information Security Officers ("ISOs") along with key members of the information security team collaborate with peer banks, industry groups, and policymakers to discuss cybersecurity trends and issues and identify best practices. Our information security program, including our cyber risk management policies and procedures and our incident response program, are periodically reviewed by the CISO with the goal of addressing changing threats and conditions.

The parts of our information security program relating to cybersecurity are built on a multi-layered and integrated defense model and include the following processes:

- **Risk-based controls for information systems and information on our networks:** We maintain risk management processes designed to identify, assess, and manage cybersecurity risks associated with external service providers and the services we provide to our clients. We leverage people, processes, and technology as part of our efforts to manage and maintain cybersecurity controls. We also employ a variety of preventative and detective tools designed to monitor, block, and provide alerts regarding suspicious activity, as well as to report on suspected advanced persistent threats. We seek to maintain a risk management infrastructure that implements physical, administrative and technical controls that are designed, based on risk, to protect our information systems and the information stored on our networks, including personal information, intellectual property and proprietary information of our Company and our clients.
- **Incident response program:** We have an incident response program and dedicated teams to respond to cybersecurity incidents. When a cybersecurity incident occurs, we have cross-functional teams that are responsible for leading the initial assessment of priority and severity and communicating potentially material cybersecurity incidents to the appropriate members of management and the Board of Directors.
- **Training and testing:** We have established processes and systems designed to mitigate cybersecurity risk, including regular education and training for associates, preparedness simulations and tabletop exercises, and recovery and resilience tests. We also monitor our email gateways for malicious phishing email campaigns and monitor remote connections.
- **Internal and external risk assessments:** We engage in ongoing assessments of our infrastructure, software systems, and network architecture using internal experts and third-party specialists, including to identify material risks from cybersecurity threats. Our internal auditor and other independent external partners will periodically review our processes, systems, and controls, including with respect to our information security program, to assess their design and operating effectiveness and make recommendations to strengthen our risk management processes.

Notwithstanding our defensive measures and processes, threats posed by cyberattacks are severe. Our internal systems, processes, and controls are designed to mitigate loss from cyber-attacks and, while we have experienced cybersecurity incidents in the past, to date, risks from cybersecurity threats have not materially affected, and are not reasonably likely to materially affect, the Company, including its business strategy, results of operations or financial condition. Despite the Company's efforts, there can be no assurance that its cybersecurity risk management processes and measures described will be fully implemented, complied with, or effective in protecting its systems and information. The company faces risks from certain cybersecurity threats that, if realized, are reasonably likely to materially affect its business strategy, results of operations or financial condition. For further discussion of risks from cybersecurity threats, see Item 1A. Risk Factors under the section captioned "Cybersecurity incidents, including security breaches and failures of our information systems could significantly disrupt our business, result in the unintended disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs, and cause losses."

Governance

Management's Role

Our CISO is responsible for managing our Corporate Security Department and overseeing our information security program, including cybersecurity risks. The responsibilities of this department include cybersecurity risk assessment, defense operations, incident response, vulnerability assessment, threat intelligence, third-party risk management, information governance risk and compliance and business resilience. The foregoing responsibilities are covered on a day-to-day basis with oversight and guidance provided by our CISO, the ISOs and key members of the information security team. The department, as a whole, consists of information security professionals with varying degrees of education and experience. Associates within the department are generally subject to professional education and certification requirements. In particular, our CISO has over 15 years of substantial relevant expertise and formal training in the areas of information security and cybersecurity risk management and also serves on several advisory boards and committees within the financial sector. Our CISO regularly reports on the status of the information security program to the CCB President. On a quarterly basis, and as needed, the CISO reports the status of the information security program, notable threats or incidents, and other developments related to information security and cybersecurity risks to our ROC.

Board Oversight of Cybersecurity

The Board of Directors oversee cybersecurity risk and the information security program which includes overseeing management's actions to identify, assess, mitigate and remediate or prevent material cybersecurity risks. The CISO provides reports to the Board of Directors annually on the status of the information security program and risks, notable threats and incidents, and other developments related to cybersecurity of the information security program. An appropriate committee of the Board of Directors may also receive from the CISO periodic reports on these activities, as well as the status of any incident response and remediation efforts the Company may undertake.

Item 2.   Properties

We are headquartered in Tallahassee, Florida. Our executive office is in the Capital City Bank building located on the corner of Tennessee and Monroe Streets in downtown Tallahassee. The building is owned by CCB, but is located on land leased under a long-term agreement.

At December 31, 2025, Capital City Bank had 62 banking offices. Of these locations, we lease the land, buildings, or both at 18 locations and own the land and buildings at the remaining 44. CCHL had 28 loan production offices, 27 of which were leased. Capital City Strategic Wealth, LLC ("CCSW") maintained five offices, all of which were leased and subsequently sold with the divestiture of CCSW in the third quarter of 2025.

Item 3.   Legal Proceedings

We are party to lawsuits and claims arising out of the normal course of business. In management's opinion, there are no known pending claims or litigation, the outcome of which would, individually or in the aggregate, have a material effect on our consolidated results of operations, financial position, or cash flows.

Item 4.   Mine Safety Disclosure

Not applicable.

Item 5.   *Market for the Registrant's Common Equity, Related Shareowner Matters, and Issuer Purchases of Equity Securities*

Common Stock Market Prices and Dividends

Our common stock trades on the Nasdaq Global Select Market under the symbol "CCBG." We had a total of 951 shareowners of record at January 31, 2025.

The following table presents the range of high and low closing sales prices reported on the Nasdaq Global Select Market and cash dividends declared for each quarter during the past two years.

	2025				2024			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Common stock price:								
High	$ 45.63	$ 44.69	$ 39.82	$ 38.27	$ 40.86	$ 36.67	$ 28.58	$ 31.34
Low	38.27	38.00	32.38	33.00	33.00	26.72	25.45	26.59
Close	42.57	41.79	39.35	35.96	36.65	35.29	28.44	27.7
Cash dividends per share	0.26	0.26	0.24	0.24	0.23	0.23	0.21	0.21

Florida law and Federal regulations impose restrictions on our ability to pay dividends and limitations on the amount of dividends that the Bank can pay annually to us. See Item 1. "Capital; Dividends; Sources of Strength" and "Dividends" in the Business section on page 14 and 15, Item 1A. "Market Risks" in the Risk Factors section on page 22, Item 7. "Liquidity and Capital Resources – Dividends" – in Management's Discussion and Analysis of Financial Condition and Operating Results on page 66 and Note 17 in the Notes to Consolidated Financial Statements.

Securities Authorized for Issuance Under Equity Compensation Plans

See the information included under Part III, Item 12, which is incorporated in response to this item by reference, for information with respect to shares of common stock that are authorized for issuance under the Company's equity compensation plans as of December 31, 2025.

Issuer Purchase of Equity Securities

In January 2024, our Board of Directors authorized the Capital City Bank Group, Inc. Share Repurchase Program ("the Program"), effective February 1, 2024, which authorizes the repurchase of up to 750,000 shares of our outstanding common stock over a five-year period. Repurchases under Program may be made from time to time through open market purchases, privately negotiated transactions or such other manners as will comply with applicable laws and regulations. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, market conditions and other corporate liquidity requirements and priorities. The Program does not obligate the Company to purchase any particular number of shares and there is no guarantee as to the exact number of shares that will be repurchased by the Company.

We repurchased (i) 73,349 shares under the Program in 2024 at an average price of $28.03 per share and (ii) 9,101 shares in January 2024 at an average price of $29.47 per share under a substantially similar repurchase plan that was authorized in 2019 and expired in 2024. There are 676,561 shares remaining for purchase under the Program.

We did not repurchase any shares under the Program in the year ending December 31, 2025.

Performance Graph

This performance graph compares the cumulative total shareowner return on our common stock with the cumulative total shareowner return of the Nasdaq Composite Index and the S&P U.S. Small Cap Banks Index for the past five years. The graph assumes that $100 was invested on December 31, 2020 in our common stock and each of the above indices, and that all dividends were reinvested. The shareowner return shown below represents past performance and should not be considered indicative of future performance.



Index		Period Ending				
	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
Capital City Bank Group, Inc.	$ 100.00	$ 110.03	$ 138.43	$ 128.54	$ 164.61	$ 196.09
Nasdaq Composite Index	100.00	122.18	82.43	119.22	154.48	187.14
S&P U.S. SmallCap Banks Index	100.00	139.21	122.74	123.35	145.82	160.37

Item 6. Selected Financial Data

(Dollars in Thousands, Except Per Share Data)		2025		2024		2023
Interest Income	$	204,387	$	194,657	$	181,068
Net Interest Income		171,648		158,938		158,988
Provision for Credit Losses		5,264		4,031		9,714
Noninterest Income		82,355		75,976		71,610
Noninterest Expense[1]		167,022		165,315		157,023
Pre-Tax Loss Attributable to Noncontrolling Interests[2]		-		1,271		1,437
Net Income Attributable to Common Shareowners		61,557		52,915		52,258
Per Common Share:						
Basic Net Income	$	3.61	$	3.12	$	3.08
Diluted Net Income		3.60		3.12		3.07
Cash Dividends Declared		1.00		0.88		0.76
Diluted Book Value		32.23		29.11		25.92
Diluted Tangible Book Value[3]		27.03		23.65		20.45
Performance Ratios:						
Return on Average Assets		1.42 %		1.25 %		1.22 %
Return on Average Equity		11.51		11.18		12.40
Net Interest Margin (FTE)		4.28		4.08		4.05
Noninterest Income as % of Operating Revenues		32.42		32.34		31.05
Efficiency Ratio		65.71		70.30		67.99
Asset Quality:						
Allowance for Credit Losses ("ACL")	$	31,001	$	29,251	$	29,941
ACL to Loans Held for Investment ("HFI")		1.22 %		1.10 %		1.10 %
Nonperforming Assets ("NPAs")		10,531		6,669		6,243
NPAs to Total Assets		0.24		0.15		0.15
NPAs to Loans HFI plus OREO		0.41		0.25		0.23
ACL to Non-Performing Loans		360.69		464.14		479.70
Net Charge-Offs to Average Loans HFI		0.14		0.21		0.18
Capital Ratios:						
Tier 1 Capital		20.20 %		17.46 %		15.37 %
Total Capital		21.45		18.64		16.57
Common Equity Tier 1 Capital		18.56		15.54		13.52
Tangible Common Equity[3]		10.79		9.51		8.26
Leverage		11.77		11.05		10.30
Equity to Assets		12.61		11.45		10.24
Dividend Pay-Out		27.70		28.21		24.76
Averages for the Year:						
Loans Held for Investment	$	2,622,877	$	2,706,461	$	2,656,394
Earning Assets		4,010,875		3,897,580		3,933,800
Total Assets		4,347,577		4,234,603		4,278,686
Deposits		3,651,351		3,597,438		3,669,612
Shareowners' Equity		534,962		473,216		421,482
Year-End Balances:						
Loans Held for Investment	$	2,546,118	$	2,651,550	$	2,733,918
Earning Assets		4,059,032		3,974,431		3,957,452
Total Assets		4,385,765		4,324,932		4,304,477
Deposits		3,662,312		3,671,977		3,701,822
Shareowners' Equity		552,851		495,317		440,625
Other Data:						
Basic Average Shares Outstanding		17,055,328		16,942,788		16,987,167
Diluted Average Shares Outstanding		17,102,269		16,968,623		17,022,922
Shareowners of Record[4]		951		1,027		1,080
Banking Locations[4]		62		63		63
Headcount[5]		927		940		970

(1) For 2025 and 2023, includes pension settlement gains of $1.5 million and $0.3 million, respectively.
(2) In 2023 and 2024, we owned 51% of Capital City Home Loans, LLC, a consolidated entity. We acquired the remaining 49% interest on January 1, 2025.
(3) Diluted tangible book value and tangible common equity ratio are non-GAAP financial measures. For additional information, including a reconciliation to GAAP, refer to page 43.
(4) As of January 31st of the following year.
(5) As of December 31, 2025.

NON-GAAP FINANCIAL MEASURES

We present a tangible common equity ratio and a tangible book value per diluted share that, in each case, removes the effect of goodwill that resulted from merger and acquisition activity. We believe these measures are useful to investors because they allow investors to more easily compare our capital adequacy to other companies in the industry. The generally accepted accounting principles ("GAAP") to non-GAAP reconciliation for selected year-to-date financial data is provided below.

Non-GAAP Reconciliation - Selected Financial Data

(Dollars in Thousands, except per share data)		**2025**	**2024**	**2023**
Shareowners' Equity (GAAP)		$ 552,851	$ 495,317	$ 440,625
Less: Goodwill and Other Intangibles (GAAP)		89,095	92,773	92,933
Tangible Shareowners' Equity (non-GAAP)	A	463,756	402,544	347,692
Total Assets (GAAP)		4,385,765	4,324,932	4,304,477
Less: Goodwill and Other Intangibles (GAAP)		89,095	92,773	92,933
Tangible Assets (non-GAAP)	B	$ 4,296,670	$ 4,232,159	$ 4,211,544
Tangible Common Equity Ratio (non-GAAP)	A/B	**10.79%**	**9.51%**	**8.26%**
Actual Diluted Shares Outstanding (GAAP)	C	17,154,586	17,018,122	17,000,758
Tangible Book Value per Diluted Share (non-GAAP)	A/C	**27.03**	**23.65**	**20.45**

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis ("MD&A") provides supplemental information, which sets forth the major factors that have affected our financial condition and results of operations and should be read in conjunction with the Consolidated Financial Statements and related notes included in the Annual Report on Form 10-K. The MD&A is divided into subsections entitled "Business Overview," "Executive Overview," "Results of Operations," "Financial Condition," "Liquidity and Capital Resources," "Off-Balance Sheet Arrangements," and "Accounting Policies." The following information should provide a better understanding of the major factors and trends that affect our earnings performance and financial condition, and how our performance during 2025 compares with prior years. Throughout this section, Capital City Bank Group, Inc., and its subsidiaries, collectively, are referred to as "CCBG," "Company," "we," "us," or "our."

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including this MD&A section, contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "target," "vision," "goal," and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements. Please see the Introductory Note and *Item 1A Risk Factors* of this Annual Report for a discussion of factors that could cause our actual results to differ materially from those in the forward-looking statements.

However, other factors besides those listed in *Item 1A Risk Factors* or discussed in this Annual Report also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

BUSINESS OVERVIEW

Our Business

We are a financial holding company headquartered in Tallahassee, Florida, and we are the parent of our wholly owned subsidiary, Capital City Bank (the "Bank" or "CCB"). We provide a full range of banking services, including traditional deposit and credit services, mortgage banking, asset management, trust, merchant services, bankcards, securities brokerage services and financial advisory services. The Bank has 62 banking offices and 108 ATMs/ITMs in Florida, Georgia and Alabama. Through Capital City Home Loans, LLC ("CCHL"), we have 28 additional offices in the Southeast for our mortgage banking business. Please see the section captioned "About Us" beginning on page 5 for more detailed information about our business.

Our profitability, like most financial institutions, is dependent, to a large extent upon net interest income, which is the difference between the interest and fees received on interest earning assets, such as loans and securities, and the interest paid on interest-bearing liabilities, principally deposits and borrowings. Results of operations are also affected by the provision for credit losses, operating expenses such as salaries and employee benefits, occupancy, and other operating expenses including income taxes, and noninterest income such as mortgage banking revenues, wealth management fees, deposit fees, and bank card fees.

Strategic Review

Operating Philosophy. Our philosophy is to build long-term client relationships based on quality service, high ethical standards, and safe and sound banking practices. We maintain a locally oriented, community-based focus, which is augmented by experienced, centralized support in select specialized areas. Our local market orientation is reflected in our network of banking office locations, experienced community executives with a dedicated President for each market, and community boards which support our focus on responding to local banking needs. We strive to offer a broad array of sophisticated products and to provide quality service by empowering associates to make decisions in their local markets.

Strategic Initiatives. Our strategic plan guides us in the areas of client experience, channel optimization, market expansion, and culture. As part of the strategic plan, we aim to take our brand of relationship banking to the next level, further deepen relationships within our communities, expand into new higher growth markets, diversify our revenue sources, invest in new technology that will support the expansion of client relationships, scale within our lines of business, and drive higher profitability. We have implemented initiatives in support of the strategic plan, including the implementation of an integrated marketing software aimed at deepening client relationships, the continuation of our comprehensive review of our banking office network, and expansion into new markets and further diversification of revenues by expanding our residential mortgage banking and wealth businesses.

Markets. We maintain a blend of large and small markets in Florida and Georgia, all in close proximity to major interstate thoroughfares such as Interstates 10 and 75. Our larger markets include Tallahassee (Leon County, Florida), Gainesville (Alachua County, Florida), Macon (Bibb County, Georgia), and Suncoast (Hernando/Pasco/Citrus Counties, Florida). The larger employers in these markets are state and local governments, healthcare providers, educational institutions, and small businesses, providing stability and good growth dynamics that have historically grown in excess of the national average. We serve an additional 15 smaller, less competitive, rural markets located on the outskirts of, and centered between, our larger markets where we are positioned as a market leader. In 7 of 12 markets in Florida and one of three Georgia markets (excluding Northern Arc of Atlanta markets entered into in 2022 and 2023), we frequently rank within the top three banks in terms of deposit market share. Furthermore, in the counties in which we operate, we maintain an 8.0% deposit market share in the Florida counties and 5.0% in the Georgia counties (excluding Northern Arc of Atlanta). Our markets provide for a strong core deposit funding base, a key differentiator and driver of our profitability and franchise value. These markets also benefit from favorable demographic trends, including population growth, state government stability, and expanding healthcare and education sectors, which support our long-term relationship banking strategy and contribute to the resilience of our deposit base.

Recent Acquisition/Expansion Activity. We expanded into the Northern Arc of Atlanta, Georgia by opening full-service offices in Marietta (Cobb County) in the fourth quarter of 2022 and Duluth (Gwinnett County) in the second quarter of 2023. Additionally, we expanded our presence in the Florida Panhandle by opening a full-service offices in Watersound, Florida in the first quarter of 2023, Panama City, Florida (Lynn Haven) in the first quarter of 2024, and Panama City, Florida (West Bay) in the first quarter of 2025. To expand our presence and commitment to our Gainesville market, we opened a third full-service banking office in the area in early 2023. During 2022 and 2023, we hired leadership and banking teams in the Northern Arc and Walton County office markets, including commercial bankers, retail delivery support, private banking, wealth advisors, and treasury professionals. Further, CCHL loan originators reside in the Northern Arc and Walton County offices.

On March 1, 2020, CCB acquired from BMGBMG, LLC ("BMG") an initial 51% membership interest in CCHL (formerly known as Brand Mortgage Group, LLC), which became a consolidated entity in the Company's financial statements. On November 15, 2024, CCB entered into an agreement with BMG to transfer the 49% Interest to CCB, which closed on January 1, 2025.

EXECUTIVE OVERVIEW

For 2025, net income attributable to common shareowners totaled $61.6 million, or $3.60 per diluted share, compared to net income of $52.9 million, or $3.12 per diluted share, for 2024, and $52.3 million, or $3.07 per diluted share, for 2023.

For 2025, the increase in net income attributable to common shareowners reflected a $12.7 million increase in net interest income and a $6.4 million increase in noninterest income, that were partially offset by a $6.2 million increase in income taxes, a $1.7 million increase in noninterest expense, and a $1.2 million increase in provision for credit losses. Net income attributable to common shareowners included a $1.3 million decrease in the deduction to record the non-controlling interest in the earnings of CCHL.

For 2024, the increase in net income attributable to common shareowners reflected a $5.7 million decrease in provision for credit losses and a $4.4 million increase in noninterest income, that were partially offset by a $8.3 million increase in noninterest expense, a $0.9 million increase in income taxes, and a $0.1 million decrease in net interest income. Net income attributable to common shareowners included a $0.2 million decrease in the deduction to record the non-controlling interest in the earnings of CCHL.

Below are **Summary Highlights** of our 2025 financial performance:

Income Statement
- *Tax-equivalent net interest income totaled $171.8 million compared to $159.2 million for 2024*
  - *Net interest margin increased by 20 basis points to 4.28% (increase in earning asset yield of 10 basis points and decrease in cost of funds of 10 basis points)*
- *Credit quality metrics remained strong throughout the year – allowance coverage ratio increased to 1.22% in 2025 compared to 1.10% in 2024 - net loan charge-offs were 14 basis points of average loans for 2025 compared to 21 basis points for 2024*
- *Noninterest income increased by $6.4 million, or 8.4%, due to higher mortgage banking revenues of $2.6 million, wealth management fees of $1.6 million, other income of $1.5 million, and deposit fees of $0.7 million*
- *Noninterest expense increased $1.7 million, or 1.0%, primarily due to higher compensation expense (primarily performance-based pay and health care cost) partially offset by lower pension expense and higher gains from the sale of banking facilities*

Balance Sheet
- *Loan balances decreased by $83.6 million, or 3.1% (average), and decreased by $105.4 million, or 4.0% (end of period)*
- *Average deposit balances increased by $53.9 million, or 1.5% driven by strong core deposit growth*
- *Tangible book value per diluted share (non-GAAP financial measure) increased by $3.38, or 14.3%*

For more detailed information, refer to the following additional sections of the MD&A "Results of Operations" and "Financial Condition".

RESULTS OF OPERATIONS

A condensed earnings summary for the last three fiscal years is presented in Table 1 below:

Table 1
CONDENSED SUMMARY OF EARNINGS

(Dollars in Thousands, Except Per Share Data)	2025	2024	2023
Interest Income	$ 204,387	$ 194,657	$ 181,068
Taxable Equivalent Adjustments	177	241	367
Total Interest Income (FTE)	204,564	194,898	181,435
Interest Expense	32,739	35,719	22,080
Net Interest Income (FTE)	171,825	159,179	159,355
Provision for Credit Losses	5,264	4,031	9,714
Taxable Equivalent Adjustments	177	241	367
Net Interest Income After Provision for Credit Losses	166,384	154,907	149,274
Noninterest Income	82,355	75,976	71,610
Noninterest Expense	167,022	165,315	157,023
Income Before Income Taxes	81,717	65,568	63,861
Income Tax Expense	20,160	13,924	13,040
Pre-Tax Loss Attributable to Noncontrolling Interests	-	1,271	1,437
Net Income Attributable to Common Shareowners	$ 61,557	$ 52,915	$ 52,258
Basic Net Income Per Share	$ 3.61	$ 3.12	$ 3.08
Diluted Net Income Per Share	$ 3.60	$ 3.12	$ 3.07

Net Interest Income and Margin

Net interest income represents our single largest source of earnings and is equal to interest income and fees generated by earning assets, less interest expense paid on interest bearing liabilities. We provide an analysis of our net interest income, including average yields and rates in Tables 2 and 3 below. We provide this information on a "taxable equivalent" basis to reflect the tax-exempt status of income earned on certain loans and investments.

For 2025, our taxable equivalent net interest income totaled $171.8 million compared to $159.2 million for 2024 and $159.4 million for 2023. The $12.6 million, or 7.9%, increase in 2025 was primarily attributable to an increase in investment securities income and to a lesser extent an increase in overnight funds income and lower deposit interest expense, partially offset by lower loan income. The $0.2 million, or 0.1%, decrease in 2024 was driven by higher deposit interest expense that was substantially offset by higher loan income and to a lesser extent higher overnight funds income. We discuss these variances in more detail below.

For 2025, our taxable equivalent interest income totaled $204.6 million compared to $194.9 million in 2024 and $181.4 million in 2023. The $9.7 million, or 5.0%, increase in 2025 was primarily attributable to a $10.3 million increase in investment securities income due to growth in the portfolio and favorable repricing. A $3.7 million decrease in loan income was partially offset by a $3.1 million increase in overnight funds income. The $13.5 million, or 7.4%, increase in 2024 was primarily attributable to a $13.0 million increase in loan income driven by loan growth and favorable loan repricing.

For 2025, interest expense totaled $32.7 million compared to $35.7 million for 2024 and $22.1 million for 2023. The $3.0 million decrease in 2025 was primarily due to decreased deposit interest expense, including a $1.4 million decrease in NOW account expense and a $1.4 million decrease in money market account expense, partially offset by a $0.2 million increase in certificates of deposit expense. The decreases for NOW and money market accounts reflected adjustments to our board and managed rates for these products, as interest rates declined over the year. The $13.6 million increase in 2024 compared to 2023 was primarily attributable to increased deposit interest expense, including a $6.3 million increase attributable to money market accounts, a $4.5 million increase attributable to NOW accounts, and a $3.7 million increase attributable to certificates of deposit, all reflective of a shift in balances from noninterest bearing to interest bearing products driven by the higher interest rate environment and clients seeking higher yield deposit products.

Our cost of interest bearing deposits was 127 basis points for 2025, 142 basis points for 2024, and 81 basis points for 2023. Our total cost of deposits (including noninterest bearing accounts) was 81 basis points for 2025, 89 basis points for 2024, and 48 basis points for 2023. Our total cost of funds (interest expense/average earning assets) was 82 basis points for 2025, 92 basis points for 2024, and 56 basis points for 2023.

Our net interest margin (defined as taxable-equivalent interest income less interest expense divided by average earning assets) was 4.28% for 2025, 4.08% for 2024, and 4.05% for 2023. The increase in the net interest margin for 2025 was primarily due to a higher yield for investment securities driven by new purchases at higher yields, favorable loan repricing, and lower deposit costs. The increase in the net interest margin for 2024 reflected a combination of earning assets repricing at higher interest rates and an improved earning asset mix driven by loan growth, partially offset by a higher, but well controlled cost of deposits.

The Federal Open Market Committee decreased the Federal Funds Rate during 2025. The Federal Funds Rate is currently in a target range of 3.50% to 3.75%, with the Effective Federal Funds Rate at 3.64% at December 31, 2025, and 4.33% at December 31, 2024. Management actively manages its balance sheet mix and volume and will make loan and deposit product pricing changes to help mitigate interest rate risk. See section titled "Financial Condition - Market Risk and Interest Rate Sensitivity" in Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information regarding this risk.

Table 2
AVERAGE BALANCES AND INTEREST RATES

(Taxable Equivalent Basis - Dollars in Thousands)	2025 Average Balance	2025 Interest	2025 Average Rate	2024 Average Balance	2024 Interest	2024 Average Rate	2023 Average Balance	2023 Interest	2023 Average Rate
ASSETS									
Loans Held for Sale	$ 24,234	$ 1,764	7.28 %	$ 27,306	$ 2,776	6.72 %	$ 55,510	$ 3,232	5.82 %
Loans Held for Investment[1][2]	2,622,877	159,589	6.08	2,706,461	162,385	6.03	2,656,394	149,366	5.62
Investment Securities									
Taxable Investment Securities	996,222	27,399	2.75	923,253	17,073	1.85	1,016,550	18,652	1.83
Tax-Exempt Investment Securities[2]	1,391	61	4.39	848	37	4.34	2,199	59	2.68
Total Investment Securities	997,613	27,460	2.75	924,101	17,110	1.85	1,018,749	18,711	1.83
Fed Funds Sold & Int Bearing Dep	366,151	15,751	4.30	239,712	12,627	5.27	203,147	10,126	4.98
Total Earning Assets	4,010,875	204,564	5.10 %	3,897,580	194,898	5.00 %	3,933,800	181,435	4.61 %
Cash & Due From Banks	67,876			73,881			75,786		
Allowance for Credit Losses	(30,443)			(29,902)			(28,190)		
Other Assets	299,269			293,044			297,290		
TOTAL ASSETS	$ 4,347,577			$ 4,234,603			$ 4,278,686		
LIABILITIES									
Noninterest Bearing Deposits	$ 1,319,336			$ 1,336,601			$ 1,507,657		
NOW Accounts	1,227,316	15,441	1.26 %	1,183,962	16,835	1.42 %	1,172,861	12,375	1.06 %
Money Market Accounts	420,992	8,594	2.04	400,664	9,957	2.49	299,581	3,670	1.22
Savings Accounts	504,951	666	0.13	518,869	723	0.14	592,033	598	0.10
Time Deposits	178,756	4,896	2.74	157,342	4,647	2.95	97,480	939	0.96
Total Interest Bearing Deposits	2,332,015	29,597	1.27 %	2,260,837	32,162	1.42 %	2,161,955	17,582	0.81 %
Total Deposits	3,651,351	29,597	0.81	3,597,438	32,162	0.89	3,669,612	17,582	0.48
Repurchase Agreements	23,728	612	2.58	26,970	838	3.11	19,917	513	2.57
Short-Term Borrowings	12,949	571	4.40	4,882	242	4.94	24,146	1,538	6.37
Subordinated Notes Payable	47,466	1,924	4.00	52,887	2,449	4.56	52,887	2,427	4.53
Other Long-Term Borrowings	736	35	4.74	534	28	5.31	408	20	4.77
Total Interest Bearing Liabilities	2,416,894	32,739	1.35 %	2,346,110	35,719	1.52 %	2,259,313	22,080	0.98 %
Other Liabilities	76,385			71,964			81,842		
TOTAL LIABILITIES	3,812,615			3,754,675			3,848,812		
Temporary Equity	-			6,712			8,392		
TOTAL SHAREOWNERS' EQUITY	534,962			473,216			421,482		
TOTAL LIABILITIES, TEMPORARY EQUITY AND SHAREOWNERS' EQUITY	$ 4,347,577			$ 4,234,603			$ 4,278,686		
Interest Rate Spread			3.74 %			3.47 %			3.63 %
Net Interest Income		$ 171,825			$ 159,179			$ 159,355	
Net Interest Margin[3]			4.28 %			4.08 %			4.05 %

[1] Average balances include net loan fees, discounts and premiums, and nonaccrual loans. Interest income includes net loan cost of $1.4 million for 2025 and $0.7 million for 2024 and net loan fees of $0.05 million for 2023.

[2] Interest income includes the effects of taxable equivalent adjustments using a 21% tax rate.

[3] Taxable equivalent net interest income divided by average earning assets.

Table 3

RATE/VOLUME ANALYSIS [1]

(Taxable Equivalent Basis - Dollars in Thousands)	2025 vs. 2024 Increase (Decrease) Due to Change In				2024 vs. 2023 Increase (Decrease) Due to Change In			
	Total	Calendar [3]	Volume	Rate	Total	Calendar [3]	Volume	Rate
Earnings Assets:								
Loans Held for Sale [2]	$ (1,012)	(8) $	(304) $	(700)	$ (456) $	9 $	(1,651) $	1,186
Loans Held for Investment [2]	(2,796)	(444)	(4,571)	2,219	13,019	409	2,406	10,204
Taxable Investment Securities	10,326	(47)	1,396	8,977	(1,579)	51	(1,763)	133
Tax-Exempt Investment Securities [2]	24	-	24	-	(22)	-	(36)	14
Funds Sold	3,124	(35)	6,695	(3,536)	2,501	28	1,795	678
Total	$ 9,666	(534) $	3,240 $	6,960	13,463 $	497 $	751 $	12,215
Interest Bearing Liabilities:								
NOW Accounts	$ (1,394)	(46) $	662 $	(2,010)	4,460 $	34 $	83 $	4,343
Money Market Accounts	(1,363)	(27)	532	(1,868)	6,287	10	1,228	5,049
Savings Accounts	(57)	(2.00)	(17)	(38)	125	2	(76)	199
Time Deposits	249	(13)	645	(383)	3,708	3	574	3,131
Short-Term Borrowings	103	(3)	167	(61)	(971)	6	(574)	(403)
Subordinated Notes Payable	(525)	(7)	(244)	(274)	22	7	(7.00)	22
Other Long-Term Borrowings	7	-	11	(4)	8	-	6	2
Total	$ (2,980)	(98) $	1,756 $	(4,638)	13,639 $	62 $	1,234 $	12,343
Changes in Net Interest Income	$ 12,646	(436) $	1,484 $	11,598	$ (176) $	435 $	(483) $	(128)

[1] This table shows the change in taxable equivalent net interest income for comparative periods based on either changes in average volume or changes in average rates for interest earning assets and interest bearing liabilities. Changes which are not solely due to volume changes or solely due to rate changes have been attributed to rate changes.

[2] Interest income includes the effects of taxable equivalent adjustments using a 21% tax rate to adjust on tax-exempt loans and and securities to a taxable equivalent basis.

[3] Reflects one extra calendar day in 2024.

Provision for Credit Losses

For 2025, we recorded a provision for credit loss expense of $5.3 million ($5.3 million expense for loans held for investment ("HFI")) compared to provision expense of $4.0 million for 2024 ($5.0 million expense for loans HFI and $1.0 million benefit for unfunded loan commitments) and provision expense of $9.7 million for 2023 ($9.5 million expense for loans HFI and $0.2 million expense for unfunded loan commitments). We discuss the various factors that impacted our provision expense for Loans HFI in further detail below under the heading Allowance for Credit Losses.

Noninterest Income

For 2025, noninterest income totaled $82.4 million, a $6.4 million, or 8.4%, increase over 2024, attributable to increases in mortgage banking revenues of $2.6 million, wealth management fees of $1.6 million, other income of $1.5 million, and deposit fees of $0.7 million. Higher secondary market production volume and gain on sale margin drove the improvement in mortgage banking revenues. The increase in wealth management fees was due to higher trust fees and reflected a combination of new business, higher account valuations, and fee adjustments. The increase in other income reflected the aforementioned $0.7 million gain from the sale of our insurance subsidiary, CCSW, in 2025. Fee adjustments implemented in mid-2025 contributed to the increase in deposit fees and other income.

For 2024, noninterest income totaled $76.0 million, a $4.4 million, or 6.1%, increase over 2023, primarily attributable to a $3.9 million increase in mortgage banking revenues and a $2.8 million increase in wealth management fees, partially offset by a $2.2 million decrease in other income. The increase in mortgage banking revenues was due to a higher gain on sale margin. The increase in wealth management fees was primarily driven by higher retail brokerage fees and to a lesser extent trust fees, primarily attributable to both new account growth and higher account values driven by higher market returns. The decrease in other income was primarily attributable to a $1.4 million gain from the sale of mortgage servicing rights in 2023, and to a lesser extent a decrease in vendor bonus income and miscellaneous income.

Noninterest income as a percentage of total operating revenues (net interest income plus noninterest income) was 32.42% in 2025, 32.34% in 2024, and 31.05% in 2023. The variance in 2024 was primarily attributable to higher mortgage banking revenues and wealth management fees. The table below reflects the major components of noninterest income.

Table 4
NONINTEREST INCOME

(Dollars in Thousands)		2025		2024		2023
Deposit Fees	$	22,069	$	21,346	$	21,325
Bank Card Fees		14,705		14,707		14,918
Wealth Management Fees		20,667		19,113		16,337
Mortgage Banking Revenues		16,959		14,343		10,400
Other		7,955		6,467		8,630
Total Noninterest Income	$	82,355	$	75,976	$	71,610

Significant components of noninterest income are discussed in more detail below.

Deposit Fees. For 2025, deposit fees (service charge fees, insufficient fund/overdraft fees, and business account analysis fees) totaled $22.1 million compared to $21.3 million in 2024 and $21.3 million in 2023. The increase in 2025 was primarily due to service charge fee adjustments made late in the second quarter of 2025. Deposit fees for 2024 reflected a $0.2 million increase in commercial account analysis fees that was offset by a $0.2 million decrease in overdraft fees.

Bank Card Fees. Bank card fees totaled $14.7 million in 2025 compared to $14.7 million in 2024 and $14.9 million in 2023. The decrease in 2024 was generally due to lower card volume reflective of overall slower consumer spending.

Wealth Management Fees. Wealth management fees include trust fees through Capital City Trust (i.e., managed accounts and trusts/estates) and retail brokerage fees through Capital City Investments (i.e., investment, insurance products, and retirement accounts). In September 2025, we sold our subsidiary, Capital City Strategic Wealth, which provided the sale of life insurance, risk management and asset protection services, and whose insurance commission and retail brokerage fees were included in wealth management fees.

Wealth management fees for 2025 totaled $20.7 million compared to $19.1 million in 2024 and $16.3 million in 2023. The increase in 2025 reflected a $1.4 million increase in trust fees and a $0.2 million increase in retail brokerage fees. The increase in trust fees reflected new account growth and a fee increase in the first quarter of 2025. The increase in 2024 was attributable to a $2.1 million increase in retail brokerage fees and a $0.9 million increase in trust fees, which were partially offset by a $0.3 million decrease in insurance commission revenue. The increase in retail brokerage fees was driven by increased fixed income and annuity product sales and new account growth, and the increase in trust fees reflected new account growth, higher account values reflective of improved market returns, and a mid-year fee increase.

Capital City Strategic Wealth insurance commission revenues were $1.1 million for 2025, $1.1 million for 2024 and $1.3 million for 2023, and retail brokerage fees were $1.3 million, $2.4 million, and $1.0 million for those respective years, and resulted in nominal impact on consolidated operating profit of $0.2 million, $0.4 million, and ($0.3 million) in each respective year.

At December 31, 2025, total assets under management ("AUM") were approximately $2.867 billion compared to $3.049 billion at December 31, 2024, and $2.588 billion at December 31, 2023. The slight decline in 2025 was primarily attributable to lower retail brokerage assets related to the sale of Capital City Strategic Wealth. The increase in AUM in 2024 reflected a combination of new account growth and higher account values due to improved market returns.

Mortgage Banking Revenues. Mortgage banking revenues totaled $17.0 million in 2025 compared to $14.3 million in 2024 and $10.4 million in 2023. The increase in both 2025 and 2024 was attributable to a higher gain on sale margin which reflected a higher percentage of secondary market/mandatory delivery loan sales. We provide a detailed overview of our mortgage banking operation, including a detailed break-down of mortgage banking revenues, mortgage servicing activity, and warehouse funding within Note 4 - Mortgage Banking Activities in the Notes to Consolidated Financial Statements.

Other. Other noninterest income totaled $8.0 million in 2025 compared to $6.5 million in 2024 and $8.6 million in 2023. The increase in 2025 was primarily due to a $0.7 million gain from the sale of our insurance subsidiary (Capital City Strategic Wealth) in the third quarter of 2025 and to a lesser extent higher miscellaneous income, primarily other fees and commissions which reflected a mid-year fee increase. The decrease in 2024 was attributable to lower miscellaneous income, primarily a $1.4 million gain from the sale of mortgage servicing rights realized in 2023, and to a lesser extent a decrease in vendor bonus income and miscellaneous income.

Noninterest Expense

For 2025, noninterest expense totaled $167.0 million compared to $165.3 million for 2024 with the $1.7 million, or 1.0%, increase primarily due to a $6.5 million increase in compensation expense that was partially offset by a $4.7 million decrease in other expense. The increase in compensation was driven by higher performance-based pay and health insurance cost, and to a lesser extent an increase in 401k matching expense. The decrease in other expense was primarily due to a $3.4 million decrease in other real estate expense due to higher gains from the sale of banking facilities in 2025 and a $3.7 million decrease in pension expense (non-service component), partially offset by increases in processing expense of $1.2 million (outsource of core processing system) and charitable contribution expense of $0.9 million. The variance in pension expense included a $1.5 million pension settlement gain that occurred in the fourth quarter of 2025.

For 2024, noninterest expense totaled $165.3 million, an $8.3 million, or 5.3%, increase over 2023, primarily attributable to increases in compensation expense of $6.9 million, occupancy expense of $0.3 million, and other expense of $1.1 million. The increase in compensation reflected a $5.3 million increase in salary expense and a $1.6 million increase in other associate benefit expense. The increase in salary expense was primarily due to a decrease of $3.1 million in realized loan cost (credit offset to salary expense - lower new loan volume in 2024), a $2.2 million increase in base salary expense (primarily annual merit raises), and a $1.2 million increase in cash incentive compensation that were partially offset by a decrease of $1.4 million in commission expense (lower residential mortgage volume). The unfavorable variance in other associate benefit expense was due to a $0.9 million increase in associate insurance cost and a $0.6 million increase in stock compensation expense. The increase in occupancy expense was attributable to increases in software license and maintenance agreement expenses. The increase in other expense was driven by a $1.1 million increase in other real estate expense and a $1.4 million increase in processing expense that were partially offset by a $1.4 million decrease in miscellaneous expense. The increase in other real estate expense reflected a lower level of gains from the sale of banking offices in 2024. The increase in processing expense reflected both inflationary increases on contract renewals and the outsourcing of our core processing system. The decrease in miscellaneous expense was attributable to lower pension plan expense for the non-service related component of the plan.

Our operating efficiency ratio (expressed as noninterest expense as a percentage of taxable equivalent net interest income plus noninterest income) was 65.71%, 70.30% and 67.99% in 2025, 2024 and 2023, respectively. The improvement in this metric for 2025 was driven by higher taxable equivalent net interest income (refer to caption headed Net Interest Income and Margin). The decline in this metric for 2024 was attributable to a higher level of noninterest expense. Expense management is an important part of our culture and strategic focus. We will continue to review and evaluate opportunities to optimize our delivery operations and invest in technology that provides favorable returns/scale and/or mitigates risk. The table below reflects the major components of noninterest expense.

Table 5

NONINTEREST EXPENSE

(Dollars in Thousands)		**2025**		**2024**		**2023**
Salaries	$	88,689	$	84,639	$	79,278
Associate Benefits		18,489		16,082		14,509
Total Compensation		107,178		100,721		93,787
Premises		12,694		12,593		13,033
Equipment		15,259		15,389		14,627
Total Occupancy, net		27,953		27,982		27,660
Legal Fees		1,867		1,724		1,721
Professional Fees		5,816		6,311		6,245
Processing Services		9,580		8,411		6,984
Advertising		3,190		3,111		3,349
Travel and Entertainment		1,747		1,795		1,896
Telephone		3,030		2,857		2,729
Insurance – Other		2,990		3,137		3,120
Pension - Other		(3,489)		(1,675)		76
Pension Settlement Gain		(1,552)		-		(291)
Other Real Estate, Net		(4,308)		(868)		(1,969)
Miscellaneous		13,020		11,809		11,716
Total Other Expense		31,891		36,612		35,576
Total Noninterest Expense	$	167,022	$	165,315	$	157,023

Significant components of noninterest expense are discussed in more detail below.

Compensation. Compensation expense totaled $107.2 million in 2025 compared to $100.7 million in 2024, and $93.8 million in 2023. For 2025, the $6.5 million, or 6.4%, net increase reflected a $4.1 million increase in salary expense and a $2.4 million increase in associate benefit expense. The increase in salary expense was driven by a $2.6 million increase in incentive plan expense, a $0.7 million increase in base salary expense, and a $0.6 million increase in 401k matching expense. Improved company performance drove the increase in incentive plan expense. Annual merit raises drove the increase in base salary expense. The increase in 401k plan expense was primarily due to the addition of CCHL associates in 2025 to the company's 401k plan. The unfavorable variance in associate benefit expense was primarily attributable to a $2.1 million increase in associate insurance cost due to higher health insurance cost and a $0.4 million increase in stock compensation expense attributable to a higher incentive pay-out.

For 2024, the $6.9 million, or 7.4%, net increase reflected a $5.3 million increase in salary expense and a $1.6 million increase in associate benefit expense. The increase in salary expense was primarily due to a $3.1 million decrease in realized loan cost which is a credit offset to salary expense and reflected lower new loan volume and a $2.2 million increase in base salary expense, primarily annual merit raises, which were partially offset by a $1.4 million decrease in commission expense driven by lower residential mortgage volume. The unfavorable variance in other associate benefit expense was due to a $0.9 million increase in associate insurance cost due to higher health insurance cost and a $0.6 million increase in stock compensation expense attributable to a higher incentive pay-out.

Occupancy. Occupancy expense (including premises and equipment) totaled $28.0 million for 2025 compared to $28.0 million for 2024, and $27.7 million for 2023. For 2025, higher premises rent expense of $0.8 million related to a new banking office opening in late 2024 was offset by lower expenses for our operations center building that was sold in early 2025, and to a lesser extent lower building/FF&E insurance cost due to a lower premium in 2025. For 2024, the $0.3 million, or 1.2%, increase was attributable to an increase in maintenance agreement expense, primarily for security upgrades and addition of interactive teller machines.

Other. Other noninterest expense totaled $31.9 million in 2025 compared to $36.6 million in 2024 and $35.6 million in 2023. For 2025, the $4.7 million decrease was primarily due to a $3.4 million decrease in other real estate expense due to higher gains from the sale of banking facilities in 2025 and a $3.7 million decrease in pension expense (non-service component), partially offset by increases in processing expense of $1.2 million and charitable contribution expense of $0.9 million. The outsourcing of our core processing system in mid-2024 drove the increase in processing expense. The variance in pension expense was due to the aforementioned $1.5 million pension settlement gain in 2025, and strong asset returns in the plan.

For 2024, the $1.0 million variance in other expense was driven by a $1.1 million increase in other real estate expense and a $1.4 million increase in processing expense that were partially offset by a $1.4 million decrease in miscellaneous expense. The increase in other real estate expense reflected a lower level of gains from the sale of banking offices in 2024. The increase in processing expense reflected both inflationary increases on contract renewals and the outsourcing of our core processing system. The decrease in miscellaneous expense was attributable to lower pension plan expense for the non-service related component of the plan.

Income Taxes

For 2025, we realized income tax expense of $20.2 million (effective rate of 24.7%) compared to $13.9 million (effective rate of 21.2%) for 2024 and $13.0 million (effective rate of 20.4%) for 2023. A lower level of tax benefit accrued from a solar tax credit equity fund drove the increase in our effective tax rate compared to 2024 and to a lesser extent a higher than projected Internal Revenue Code ("IRC") Section 162(m) limitation related to current and future compensation. The increase in our effective tax rate in 2024 was due to a higher than projected Internal Revenue Code Section 162(m) limitation and lower tax-exempt interest income.

Absent discrete items or new tax credit investments, we expect our annual effective tax rate to approximate 24% for 2026.

FINANCIAL CONDITION

Average assets totaled approximately $4.348 billion for 2025, an increase of $113.0 million, or 2.7%, over 2024. Average earning assets were approximately $4.011 billion for 2025, an increase of $113.3 million, or 2.9%, over 2024. Compared to 2024, the change in earning assets was primarily attributable to a $126.4 million increase in overnight funds sold and a $73.5 million increase in investment securities that was partially offset by an $83.6 million decrease in loans HFI. We discuss these variances in more detail below.

Table 2 provides information on average balances and rates, Table 3 provides an analysis of rate and volume variances, and Table 6 highlights the changing mix of our interest earning assets over the last three fiscal years.

Loans

For 2025, average loans HFI decreased $83.6 million or 3.1% compared to an increase of $50.1 million, or 1.9% in 2024. Compared to 2024, the decrease in loans was primarily driven by a decrease of $39.1 million in consumer loans, primarily indirect auto loans, a decrease of $27.8 million in construction loans, and a decrease in commercial real estate loans of $26.7 million, partially offset by increases in residential real estate loans of $17.4 million and home equity loans of $16.2 million.

Total loans HFI at December 31, 2025 totaled $2.546 billion, a $105.4 million decrease from December 31, 2024 that was largely attributable to a decrease in construction loans of $73.1 million, and to a lesser extent decreases in consumer loans (primarily auto indirect) of $17.2 million, commercial real estate loans of $10.4 million, commercial loans of $8.9 million, and residential real estate loans of $16.8 million, that were partially offset by a $20.8 million increase in home equity loans.

As part of our overall strategy, we will originate 1-4 family real estate secured adjustable-rate loans and home equity loans through CCHL, which provides us a larger pool of loan origination opportunities, and in large part drove the aforementioned growth in average residential real estate and home equity loans in 2025. This loan volume can vary according to the direction of residential mortgage interest rates.

In 2025, average loans held for sale ("HFS") decreased $3.1 million, or $11.3%, from 2024. Loans HFI and HFS as a percentage of average earning assets decreased to 66.0% in 2025 compared to 70.1% in 2024, primarily attributable to a decline in loans HFI.

Table 6
SOURCES OF EARNING ASSET GROWTH

(Average Balances – Dollars In Thousands)	2024 to 2025 Change	Percentage of Total Change	Components of Average Earning Assets 2025	2024	2023
Loans:					
Loans HFS	$ (3,072)	(2.7) %	0.6 %	0.7 %	1.4 %
Loans HFI:					
Commercial, Financial, and Agricultural	(23,668)	(20.9)	4.5	5.3	5.9
Real Estate – Construction	(27,768)	(24.5)	4.4	5.3	5.8
Real Estate – Commercial Mortgage	(26,665)	(23.5)	19.8	21.0	20.7
Real Estate – Residential	17,372	15.3	26.2	26.3	22.5
Real Estate – Home Equity	16,238	14.3	5.7	5.5	5.2
Consumer	(39,093)	(34.5)	4.9	6.0	7.6
Total HFI Loans	(83,584)	(73.8)	65.5	69.4	67.7
Total Loans HFS and HFI	$ (86,656)	(76.5)	66.1	70.1	69.1 %
Investment Securities:					
Taxable	$ 72,969	64.4 %	24.8 %	23.7 %	25.8 %
Tax-Exempt	543	0.5	-	-	0.1
Total Securities	$ 73,512	64.9 %	24.8 %	23.7 %	25.9 %
Federal Funds Sold and Interest Bearing Deposits	126,439	111.6	9.1	6.2	5.0
Total Earning Assets	$ 113,295	100 %	100 %	100 %	100 %

Our average total loans (HFS and HFI)-to-deposit ratio was 72.5% in 2025, 76.0% in 2024, and 73.9% in 2023.

The composition of our HFI loan portfolio at December 31 for each of the past three years is shown in Table 7. Table 8 arrays our HFI loan portfolio at December 31, 2025, by maturity period. As a percentage of the HFI loan portfolio, loans with fixed interest rates represented 24.1% at December 31, 2025 compared to 25.3% at December 31, 2024. Higher residential real estate adjustable-rate loan balances and lower commercial real estate mortgage adjustable-rate loan balances at December 31, 2025 drove the decrease in the percentage.

Table 7
LOANS HFI BY CATEGORY

(Dollars in Thousands)	2025	2024	2023
Commercial, Financial and Agricultural	$ 180,341	$ 189,208	$ 225,190
Real Estate – Construction	146,920	219,994	196,091
Real Estate – Commercial Mortgage	768,731	779,095	825,456
Real Estate – Residential	1,025,690	1,042,504	1,004,219
Real Estate – Home Equity	240,897	220,064	210,920
Consumer	183,539	200,685	272,042
Total Loans HFI, Net of Unearned Income	$ 2,546,118	$ 2,651,550	$ 2,733,918

Table 8
LOANS HFI MATURITIES

(Dollars in Thousands)	Maturity Periods One Year or Less	Over One Through Five Years	Five Through Fifteen Years	Over Fifteen Years	Total
Commercial, Financial and Agricultural	$ 31,786	$ 116,764	$ 29,568	$ 2,223	$ 180,341
Real Estate – Construction	76,019	60,399	434	10,068	146,920
Real Estate – Commercial Mortgage	65,819	131,848	291,187	279,877	768,731
Real Estate – Residential	22,493	14,236	119,688	869,273	1,025,690
Real Estate – Home Equity	713	12,237	45,474	182,473	240,897
Consumer(1)	5,441	117,190	60,627	281	183,539
Total	$ 202,271	$ 452,674	$ 546,978	$ 1,344,195	$ 2,546,118
Total Loans HFI with Fixed Rates	$ 71,315	$ 326,393	$ 170,097	$ 44,745	$ 612,550
Total Loans HFI with Floating or Adjustable-Rates	130,956	126,281	376,881	1,299,450	1,933,568
Total	$ 202,271	$ 452,674	$ 546,978	$ 1,344,195	$ 2,546,118

(1)Demand loans and overdrafts are reported in the category of one year or less.

Credit Quality

Table 9 provides the components of nonperforming assets and various other credit quality and risk metrics at December 31 for the last three fiscal years. Information regarding our accounting policies related to nonaccruals, past due loans, and financial difficulty modifications is provided in Note 3 – Loans Held for Investment and Allowance for Credit Losses.

Nonperforming assets (nonaccrual loans and other real estate) totaled $10.5 million at December 31, 2025, compared to $6.7 million at December 31, 2024. At December 31, 2025, nonperforming assets as a percentage of total assets was 0.24%, compared to 0.15% at December 31, 2024. Nonaccrual loans totaled $8.6 million at December 31, 2025, a $2.3 million increase over December 31, 2024. Further, classified loans totaled $14.3 million at December 31, 2025, a $5.6 million decrease from December 31, 2024.

Table 9
CREDIT QUALITY

(Dollars in Thousands)	2025	2024	2023
Nonaccruing Loans:			
Commercial, Financial and Agricultural	$ 1,278	$ 37	$ 311
Real Estate – Construction	-	-	322
Real Estate – Commercial Mortgage	2,560	566	909
Real Estate – Residential	2,143	3,127	2,990
Real Estate – Home Equity	1,769	1,782	999
Consumer	845	790	711
Total Nonaccruing Loans	8,595	6,302	6,242
Other Real Estate Owned	1,936	367	1
Total Nonperforming Assets	$ 10,531	$ 6,669	$ 6,243
Past Due Loans 30 – 89 Days	$ 7,017	$ 4,311	$ 6,855
Classified Loans	$ 14,334	$ 19,896	$ 22,203
Nonaccruing Loans/Loans	0.34 %	0.24 %	0.23 %
Nonperforming Assets/Total Assets	0.24	0.15	0.15
Nonperforming Assets/Loans Plus OREO	0.41	0.25	0.23
Allowance/Nonaccruing Loans	360.69 %	464.14 %	479.70 %

Nonaccrual Loans. Nonaccrual loans totaled $8.6 million at December 31, 2025, a $2.3 million increase over December 31, 2024 with the increase primarily attributable to two home equity loans totaling $1.8 million. Generally, loans are placed on nonaccrual status if principal or interest payments become 90 days past due or management deems the collectability of the principal and interest to be doubtful. Once a loan is placed in nonaccrual status, all previously accrued and uncollected interest is reversed against interest income. Interest income on nonaccrual loans is recognized when the ultimate collectability is no longer considered doubtful. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current or when future payments are reasonably assured. If interest on our loans classified as nonaccrual during 2025 had been recognized on a fully accruing basis, we would have recorded an additional $0.4 million of interest income for the year ended December 31, 2025.

Other Real Estate Owned. OREO represents property acquired as the result of borrower defaults on loans or by receiving a deed in lieu of foreclosure. OREO is recorded at the lower of cost or estimated fair value, less estimated selling costs, at the time of foreclosure. Write-downs occurring at foreclosure are charged against the allowance for credit losses. On an ongoing basis, properties are either revalued internally or by a third-party appraiser as required by applicable regulations. Subsequent declines in value are reflected as other noninterest expense. Carrying costs related to maintaining the OREO properties are expensed as incurred and are also reflected as other noninterest expense.

OREO totaled $1.9 million at December 31, 2025, versus $0.4 million at December 31, 2024. During 2025, we added properties totaling $4.4 million and sold properties totaling $2.9 million. For 2024, we added properties totaling $1.0 million and sold properties totaling $0.6 million.

Modifications to Borrowers Experiencing Financial Difficulty. Occasionally, we will modify loans to borrowers who are experiencing financial difficulty. Loan modifications to borrowers in financial difficulty are loans in which we will grant an economic concession to the borrower that we would not otherwise consider. In these instances, as part of a work-out alternative, we will make concessions including the extension of the loan term, a principal moratorium, a reduction in the interest rate, or a combination thereof. A modified loan classification can be removed if the borrower's financial condition improves such that the borrower is no longer in financial difficulty, the loan has not had any forgiveness of principal or interest, and the loan is subsequently refinanced or restructured at market terms and qualifies as a new loan. At December 31, 2025, we maintained four loans for $3.8 million that we modified due to the borrower experiencing financial difficulty.

Past Due Loans. A loan is defined as a past due loan when one full payment is past due or a contractual maturity is over 30 days past due. Past due loans at December 31, 2025 totaled $7.0 million compared to $4.3 million at December 31, 2024. Indirect auto loans represented a large portion of the past due balances representing 26% and 56%, respectively, of the total dollars past due at December 31, 2025 and December 31, 2024, respectively.

Potential Problem Loans. Potential problem loans are defined as those loans which are now current but where management has doubt as to the borrower's ability to comply with present loan repayment terms. At December 31, 2025, we had $4.7 million in loans of this type which were not included in either of the nonaccrual or 90 days past due loan categories compared to $2.8 million at December 31, 2024. Management monitors these loans closely and reviews their performance on a regular basis.

Loan Concentrations. Loan concentrations exist when there are amounts loaned to multiple borrowers engaged in similar activities which cause them to be similarly impacted by economic or other conditions and such amount exceeds 10% of our total loans. Due to the lack of diversified industry within our markets and the relatively close proximity of the markets, we have both geographic concentrations as well as concentrations in the types of loans funded. Specifically, due to the nature of our markets, a significant portion of our HFI loan portfolio has historically been secured with real estate, approximately 86% at December 31, 2025 and 85% at December 31, 2024, with the increase driven by lower loan volume in 2025 for commercial and consumer (indirect auto) loans and a higher volume of 1-4 family residential real estate loans originated in 2025 in comparison to other loan types. The primary types of real estate collateral are commercial properties and 1-4 family residential properties.

We review our loan portfolio segments and concentration limits on an ongoing basis and will make adjustments as needed to mitigate/reduce risk to segments that reflect decline or stress.

We have established an internal lending limit of $10 million for the total aggregate amount of credit that will be extended to a client and any related entities within our Board approved policies. This compares to our legal lending limit of approximately $101 million.

The following table summarizes our real estate loan category as segregated by the type of property. Property type concentrations are stated as a percentage of total real estate loans at December 31.

Table 10
REAL ESTATE LOANS BY PROPERTY TYPE

(Dollars in Thousands)	2025				2024			
	Investor Real Estate		Owner Occupied Real Estate		Investor Real Estate		Owner Occupied Real Estate	
Vacant Land, Construction, and Land Development	$ 246,361	11.3 %	-	-	$ 317,881	14.1 %	-	-
Improved Property	520,731	23.9	$ 1,415,146	64.8 %	542,858	24.2	$ 1,386,912	61.7 %
	$ 767,092	35.2 %		64.8 %	$ 860,739	38.3 %		61.7 %

A major portion of our real estate loan segment is centered in the owner occupied category, which carries a lower risk of non-collection than certain segments of the investor category. The owner occupied category was approximately 65% of total real estate loans at December 31, 2025 and 62% of total real estate loans at December 31, 2024. Further, investor real estate totaled 35% and 38% of total real estate loans at December 31, 2025 and December 31, 2024, respectively.

The table below further segments the investor real estate category for improved property.

Table 11
REAL ESTATE LOANS IMPROVED PROPERTY DISTRIBUTION

(Dollars in Thousands)	2025			2024	
Hotel/Motel	$	77,527	14.9 %	$ 74,400	13.7 %
Gas Station/C-Store		7,716	1.5	7,628	1.4
Industrial/Warehouse		32,292	6.2	30,427	5.6
Multi-Family		49,649	9.5	49,295	9.1
Office		35,127	6.7	45,541	8.4
Retail & Shopping Centers		107,095	20.6	116,402	21.4
Commercial Condos		2,127	0.4	867	0.2
Other		44,663	8.6	32,022	5.9
Total Improved Property		356,196	68.4	356,582	65.7
Non-Owner Occupied 1-4 Residential	$	164,535	31.6 %	$ 186,276	34.3 %
Total Investor Real Estate Improved Property	$	520,731	100 %	$ 542,858	100 %

Allowance for Credit Losses

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. The allowance for credit losses is adjusted by a credit loss provision which is reported in earnings and reduced by the charge-off of loan amounts, net of recoveries. Loans are charged off against the allowance when management believes the uncollectability of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Expected credit loss inherent in non-cancellable off-balance sheet credit exposures is provided through the credit loss provision but recorded separately in other liabilities.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical loan default and loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information incorporate management's view of current conditions and forecasts.

Detailed information regarding the methodology for estimating the amount reported in the allowance for credit losses is provided in Note 1 – Significant Accounting Policies/Allowance for Credit Losses in the Consolidated Financial Statements.

Note 3 – Loans Held for Investment and Allowance for Credit Losses in the Consolidated Financial Statements provides the activity in the allowance and the allocation by loan type for each of the past three fiscal years.

At December 31, 2025, the allowance for credit losses for HFI loans totaled $31.0 million compared to $29.2 million at December 31, 2024 and $29.9 million at December 31, 2023. The $1.8 million increase in the allowance in 2025 reflected a credit loss provision of $5.3 million and net loan charge-offs of $3.6 million. The $0.7 million decrease in the allowance in 2024 reflected a credit loss provision of $5.0 million and net loan charge-offs of $5.7 million. The increase in the allowance in 2025 was primarily attributable to qualitative factor adjustments that were partially offset by lower loan balances. The decrease in the allowance in 2024 was primarily attributable to lower new loan volume and loan balances and favorable loan migration.

For 2025, we realized net loan charge-offs of $3.6 million, or 0.14%, of average HFI loans, compared to net loan charge-offs of $5.7 million, or 0.21%, for 2024, and net loan charge-offs of $4.7 million, or 0.18%, for 2023. Consumer (indirect auto) net loan charge-offs represented 66%, 62%, and 76% of total net loan charge-offs for the same respective years. Further, indirect auto net loan charge-offs represented approximately 1.38% of average indirect auto loans in 2025, 1.68% in 2024, and 1.31% in 2023. Since 2022, we have reduced our exposure to this loan segment.

At December 31, 2025, the allowance for credit losses represented 1.22% of HFI loans and provided coverage of 361% of nonperforming loans compared to 1.10% and 464%, respectively, at December 31, 2024 and 1.10% and 480%, respectively, at December 31, 2023.

Table 12 further segments the allocation of allowance for credit losses at December 31 for each of the last three fiscal years.

Table 12
ALLOCATION OF ALLOWANCE FOR CREDIT LOSSES

(Dollars in Thousands)	2025		2024		2023	
	ACL Amount	Percent of Loans to Total Loans	ACL Amount	Percent of Loans to Total Loans	ACL Amount	Percent of Loans to Total Loans
Commercial, Financial and Agricultural	$ 1,751	7.1 %	$ 1,514	7.1 %	$ 1,482	8.2 %
Real Estate:						
Construction	1,681	5.8	2,384	8.3	2,502	7.2
Commercial	6,859	30.2	5,867	29.4	5,782	30.2
Residential	15,317	40.2	14,568	39.3	15,056	36.7
Home Equity	2,368	9.5	1,952	8.3	1,818	7.7
Consumer	3,025	7.2	2,966	7.6	3,301	10.0
Total	$ 31,001	100 %	$ 29,251	100 %	$ 29,941	100 %

Investment Securities

Our average investment portfolio balance was $998 million in 2025, $924 million in 2024, and $1.019 billion in 2023. As a percentage of average earning assets, our investment portfolio represented 24.9% in 2025, compared to 23.7% in 2024, and 25.9% in 2023. Compared to 2024, investment portfolio activity reflected the reinvestment of cash flow from matured securities as well as growth in the balance due to a higher level of liquidity. For comparison to 2023, the decline in the investment portfolio was attributable to the allocation of investment cash flows to support loan growth. In 2026, we plan to reinvest cash flow from the investment portfolio and as appropriate allocate to support loan demand and other liquidity management strategies.

For 2025, average taxable investments increased by $73.0 million, or 7.9%, while tax-exempt investments increased $0.5 million, or 64.0%. Both taxable and non-taxable bonds increased as part of our overall investment strategy to reinvest cash flows from investments plus additional funds to grow the portfolio. At December 31, 2025, municipal securities (taxable and non-taxable) comprised 3% of the portfolio.

Our investment portfolio is a significant component of our operations and, as such, it functions as a key element of liquidity and asset/liability management. Two types of classifications are approved for investment securities which are Available-for-Sale ("AFS") and Held-to-Maturity ("HTM"). For 2025 and 2024, we maintained securities under both the AFS and HTM designations. At December 31, 2025, $643.9 million, or 62.9%, of our investment portfolio was classified as AFS, with $377.4 million, or 36.9%, classified as HTM, and $2.1 million, or 0.2%, classified as equity securities. At December 31, 2024, $403.3 million, or 41.5%, of our investment portfolio was classified as AFS, with $567.2 million, or 58.3%, classified as HTM and $2.4 million, or 0.2%, classified as equity securities.

Table 13 provides the composition of our investment securities portfolio at December 31 for each of the last three fiscal years.

Table 13
INVESTMENT SECURITIES COMPOSITION

	2025		2024		2023	
(Dollars in Thousands)	Carrying Amount	Percent	Carrying Amount	Percent	Carrying Amount	Percent
Available for Sale						
U.S. Government Treasury	$ 333,264	32.6 %	$ 105,801	10.9 %	$ 24,679	2.6 %
U.S. Government Agency	172,114	16.7	143,127	14.8	145,034	15.1
States and Political Subdivisions	34,911	3.4	39,382	4.0	39,083	4.0
Mortgage-Backed Securities	52,004	5.1	55,477	5.7	63,303	6.6
Corporate Debt Securities	43,532	4.3	51,462	5.3	57,552	6.0
Other Securities	8,097	0.8	8,096	0.8	8,251	0.9
Total	643,922	62.9	403,345	41.5	337,902	35.1
Held to Maturity						
U.S. Government Treasury	129,782	12.7	368,005	37.8	457,681	47.4
Mortgage-Backed Securities	247,664	24.2	199,150	20.5	167,341	17.3
Total	377,446	36.9	567,155	58.3	625,022	64.7
Other Equity Securities	2,069	0.2	2,399	0.2	3,450	0.2
Total Investment Securities	$ 1,023,437	100 %	$ 972,899	100 %	$ 966,374	100 %

The classification of a security is determined upon acquisition based on how the purchase will affect our asset/liability strategy and future business plans and opportunities. Classification determinations will also factor in regulatory capital requirements, volatility in earnings or other comprehensive income, and liquidity needs. Securities in the AFS portfolio are recorded at fair value with unrealized gains and losses associated with these securities recorded net of tax, in the accumulated other comprehensive income (loss) component of shareowners' equity. Securities designated as HTM are those acquired or owned with the intent of holding them to maturity (final payment date). HTM investments are measured at amortized cost. It is neither management's current intent nor practice to participate in the trading of investment securities for the purpose of recognizing gains and therefore we do not maintain a trading portfolio.

At December 31, 2025, there were 736 positions (combined AFS and HTM) with pre-tax unrealized losses totaling $23.7 million. The Government National Mortgage Association mortgage-backed securities, U.S. Treasuries, and SBA securities held carry the full faith and credit guarantee of the U.S. Government and are deemed to be 0% risk-weighted assets. Other mortgage-backed securities held (Federal National Mortgage Association and Federal Home Loan Mortgage Corporation) are issued by U.S. Government sponsored entities. Direct obligations of U.S. Government agencies (Federal Farm Credit Bank and Federal Home Loan Bank of Atlanta) are also owned. We believe the long history of no credit losses on government securities indicates that the expectation of nonpayment of the amortized cost basis is zero. A large portion of the SBA securities float monthly or quarterly with the prime rate and are uncapped. The remaining positions owned are municipal and corporate bonds. At December 31, 2025, 42 corporate bond positions had a total allowance for credit loss of $42,000. All of these positions maintain an overall rating of at least "BBB+", and all are expected to mature at par.

The average maturity of our investment portfolio at December 31, 2025 was 2.57 years, with a duration of 2.12 compared to 2.54 years and 2.19, respectively, at December 31, 2024. The average life of our investment portfolio increased primarily due to continued reinvestment of maturities in the portfolio in conjunction with additional purchases of new securities.

The weighted average taxable equivalent yield of our investment portfolio at December 31, 2025 was 3.17% versus 2.41% in 2024. This increase in yield reflected a favorable reinvestment rate on securities purchased in 2025. Our bond portfolio contained no investments in obligations, other than U.S. Governments, of any state, municipality, political subdivision, or any other issuer that exceeded 10% of our shareowners' equity at December 31, 2025.

Table 14 and Note 2 in the Notes to Consolidated Financial Statements present a detailed analysis of our investment securities as to type, maturity, unrealized losses, and yield at December 31.

Table 14
MATURITY DISTRIBUTION OF INVESTMENT SECURITIES

(Dollars in Thousands)	Within 1 year Amount	WAY[3]	1 - 5 years Amount	WAY[3]	5 - 10 years Amount	WAY[3]	After 10 years Amount	WAY[3]	Total Amount	WAY[3]
Available for Sale										
U.S. Government Treasury	$ 49,706	2.25 %	$ 283,558	3.88 %	$ -	- %	$ -	- %	$ 333,264	3.82 %
U.S. Government Agency	36,384	0.96	133,531	4.06	2,199	4.57	-	-	172,114	3.41
States and Political Subdivisions	3,884	1.37	26,449	1.78	4,578	2.14	-	-	34,911	1.78
Mortgage-Backed Securities[1]	2	4.79	10,414	1.44	41,588	2.49	-	-	52,004	2.29
Corporate Debt Securities	12,799	1.51	27,960	1.86	2,774	2.05	-	-	43,532	1.77
Other Securities[2]	-	-	-	-	-	-	8,097	6.22	8,097	6.22
Total	$ 102,775	2.25 %	$ 481,912	3.67 %	$ 51,139	2.52 %	$ 8,097	6.22 %	$ 643,922	3.35 %
Held to Maturity										
U.S. Government Treasury	$ 129,782	1.79 %	$ -	- %	$ -	- %	$ -	- %	$ 129,782	1.79 %
Mortgage-Backed Securities[1]	3,583	2.23	204,456	3.26	39,625	4.49	-	-	247,664	3.44
Total	$ 133,365	1.80 %	$ 204,456	3.26 %	$ 39,625	4.49 %	$ -	- %	$ 377,446	2.87 %
Equity Securities	$ -	- %	$ -	- %	$ -	- %	$ 2,069	0.92 %	$ 2,069	0.92 %
Total Investment Securities	$ 236,140	2.00 %	$ 686,368	3.55 %	$ 90,764	3.38 %	$ 10,166	6.22 %	$ 1,023,437	3.17 %

[1] Based on weighted-average maturity.

[2] Federal Home Loan Bank Stock and Federal Reserve Bank Stock are included in this category for weighted average yield, but do not have stated maturities.

[3] Weighted average yield ("WAY") calculated based on current amortized cost balances – not presented on a tax equivalent basis.

Deposits

Average total deposits for 2025 were $3.651 billion compared to $3.597 billion in 2024 with the $53.9 million, or 1.5%, increase reflective of increases in NOW accounts of $43.3 million, money market accounts of $20.3 million, and certificates of deposit of $21.4 million, partially offset by decreases in noninterest bearing accounts of $17.3 million and savings accounts of $13.9 million. The aforementioned increases generally reflected growth in average core deposit balances throughout 2025 and re-mix in balances due to clients seeking higher yield deposit products.

At December 31, 2025, total deposits were $3.662 billion, a decrease of $9.7 million, or 0.3% from December 31, 2024. The decrease reflected decreases in noninterest bearing accounts of $54.4 million, money market accounts of $13.5 million, and savings accounts of $3.3 million, partially offset by increases in NOW accounts of $36.8 million and certificates of deposit of $24.7 million. Public funds balances totaled $654.7 million at December 31, 2025 and $660.9 million at December 31, 2024.

Although the overnight funds rate was lowered in the second half of 2025 by 75 basis points to a target range of 3.50%-3.75%, the overall rate environment remains higher than early 2022 when the overnight funds rate was 0.00%-0.25%. As a result in 2025, we continued to see a shift in mix out of noninterest bearing accounts into interest bearing accounts, primarily NOW, money market, and certificates of deposit accounts. We have several strategies in place to protect core deposits and mitigate deposit run-off, and we will continue to closely monitor several metrics such as the sensitivity of our clients to our deposit rates, our overall liquidity position, and competitor rates when pricing deposits. This strategy is consistent with previous rate cycles and allows us to manage the mix of our deposits as well as the overall client relationship rather than competing solely on rate.

Table 2 provides an analysis of our average deposits, by category, and average rates paid for each of the last three fiscal years. Table 15 reflects the shift in our deposit mix over the last year and Table 16 provides a maturity distribution of time deposits in denominations of greater than $250,000 at December 31, 2025. For 2025, noninterest bearing deposits represented 36.1% of total average deposits. This compares to 37.2% in 2024 and 41.1% in 2023. The declines in 2025 and 2024 reflected slight migration into higher yielding deposit products.

Table 15
SOURCES OF DEPOSIT GROWTH

(Average Balances - Dollars in Thousands)	2024 to 2025 Change	Percentage of Total Change	Components of Total Deposits		
			2025	2024	2023
Noninterest Bearing Deposits	$ (17,265)	32.0 %	36.2 %	37.2 %	41.1 %
NOW Accounts	43,354	(80.4)	33.6	32.9	32.0
Money Market Accounts	20,328	(37.7)	11.5	11.1	8.2
Savings Accounts	(13,918)	25.8	13.8	14.4	16.1
Time Deposits	21,414	(39.7)	4.9	4.4	2.6
Total Deposits	$ 53,913	100 %	100 %	100 %	100 %

Table 16
MATURITY DISTRIBUTION OF CERTIFICATES OF DEPOSITS GREATER THAN $250,000

(Dollars in Thousands)	2025	
	Certificates of Deposit	Percent
Three months or less	$ 18,657	27.2 %
Over three through six months	30,313	44.3
Over six through 12 months	13,969	20.4
Over 12 months	5,537	8.1
Total	$ 68,476	100 %

Market Risk and Interest Rate Sensitivity

Overview. Market risk arises from changes in interest rates, exchange rates, commodity prices, and equity prices. We have risk management policies designed to monitor and limit exposure to market risk and we do not participate in activities that give rise to significant market risk involving exchange rates, commodity prices, or equity prices. In asset and liability management activities, our policies are designed to minimize structural interest rate risk.

Interest Rate Risk Management. Our net income is largely dependent on net interest income. Net interest income is susceptible to interest rate risk to the degree that interest-bearing liabilities mature or reprice on a different basis than interest-earning assets. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling market interest rates could result in a decrease in net interest income. Net interest income is also affected by changes in the portion of interest-earning assets that are funded by interest-bearing liabilities rather than by other sources of funds, such as noninterest-bearing deposits and shareowners' equity.

We have established what we believe to be a comprehensive interest rate risk management policy, which is administered by management's Asset Liability Management Committee ("ALCO"). The policy establishes limits of risk, which are quantitative measures of the percentage change in net interest income (a measure of net interest income at risk) and the fair value of equity capital (a measure of economic value of equity ("EVE") at risk) resulting from a hypothetical change in interest rates for maturities from one day to 30 years. We measure the potential adverse impacts that changing interest rates may have on our short-term earnings, long-term value, and liquidity by employing simulation analysis through the use of computer modeling.

The Company's interest rate risk sensitivity simulations apply various behavior models and assumptions to account for customer tendencies stemming from interest rate risk changes. The key behavior models and assumptions incorporated in the NII and EVE simulations impact deposit pricing, deposit runoff, time deposit early withdrawal, and prepayments on loans and investments. The deposit pricing model is one of the most significant of these assumptions and determines to what degree our deposit rates change when benchmark interest rates change. The deposit runoff model reflects the increased attrition rate observed in noninterest bearing deposits in higher rate scenarios as customers migrate to interest bearing deposits and/or alternative investments. The time deposit early withdrawal model incorporates the customer's ability to early terminate time deposits and reprice higher. The prepayment models applied to loans and investments reflects the incentive borrowers have to refinance when market rates are low while conversely slowing down their payments in higher rate environments. Each of the models and assumptions are tailored to the specific interest rate environment and validated on a regular basis. However, assumptions and models are inherently uncertain and actual results may differ from those derived in simulation analysis for multiple reasons, which may include actual balance sheet composition differences, timing, magnitude and frequency of interest rate changes, deviations from projected customer behavioral assumptions, and changes in market conditions or management strategies.

The statement of financial condition is subject to testing for both parallel and non-parallel upward and downward shifts in interest rates (assuming no balance sheet growth) to indicate the inherent interest rate risk. We prepare a base case (assumes a static rate environment) and several alternative interest rate simulations for various ranges of upward and downward interest rate changes. This analysis is prepared quarterly and reported to ALCO, our Market Risk Oversight Committee ("MROC"), our Risk Oversight Committee ("ROC") and the Board of Directors. We will periodically augment our interest rate simulations with alternative interest rate scenarios that may include various non-parallel shifts in interest rates, including a flattening or steepening of the yield curve.

Our goal is to structure the statement of financial condition so that net interest earnings at risk over 12-month and 24-month periods and the economic value of equity at risk do not exceed policy guidelines at the various interest rate shock levels. We attempt to achieve this goal by balancing, within policy limits, the volume of floating-rate liabilities with a similar volume of floating-rate assets, by keeping the average maturity of fixed-rate asset and liability contracts reasonably matched, by managing the mix of our core deposits, and by adjusting our rates to market conditions on a continuing basis.

Analysis. Measures of net interest income at risk produced by simulation analysis are indicators of an institution's short-term performance in alternative rate environments. These measures are typically based upon a relatively brief period, and do not necessarily indicate the long-term prospects or economic value of the institution. The following table presents our net interest income simulation results for gradual 12-month and 24-month "ramp" scenarios applied to base scenario. The "ramp" scenario is a parallel shift applied gradually over a 12-month period for the projected 12-month and 24-month period on a pro rata basis.

Table 17
ESTIMATED CHANGES IN NET INTEREST INCOME

Change in Interest Rates	% Change in NII		Policy Limit	
	12 Months	24 Months	12 Months	24 Months
+200 bp Ramp	5.3 %	18.5 %	-10.0 %	-12.5 %
+100 bp Ramp	2.0 %	10.8 %	-7.5 %	-10.0 %
-100 bp Ramp	-2.7 %	-4.9 %	-7.5 %	-10.0 %
-200 bp Ramp	-5.5 %	-13.3 %	-10.0 %	-12.5 %

Net Interest Income at risk is within our prescribed policy limits over both the 12-month and 24-month periods for all rate scenarios with the exception of the down 200 bps scenario primarily due to our limited ability to lower our deposit rates relative to the decline in market rates for that scenario. Given that our average nonmaturity deposit rate is less than 1.00%, this down 200 bps scenario is more impactful to asset yields than deposit rates.

The measures of equity value at risk indicate our ongoing economic value by considering the effects of changes in interest rates on all of our cash flows by discounting the cash flows to estimate the present value of assets and liabilities. The difference between these discounted values of the assets and liabilities is the economic value of equity, which in theory approximates the fair value of our net assets. The following table presents our equity value at risk simulation applied to immediate parallel shock scenarios.

Table 18
ESTIMATED CHANGES IN ECONOMIC VALUE OF EQUITY

Changes in Interest Rates	2025		2024		EVE Ratio	Policy Minimum
	% Change in EVE	Policy Limit	% Change in EVE	Policy Limit		
+200 bp Shock	-21.0 %	-20.0 %	-23.7 %	-20.0 %	17.1 %	5.0 %
+100 bp Shock	-9.7 %	-15.0 %	-17.2 %	-15.0 %	19.8 %	5.0 %
-100 bp Shock	7.0 %	-15.0 %	9.0 %	-15.0 %	24.2 %	5.0 %
-200 bp Shock	10.4 %	-20.0 %	17.0 %	-20.0 %	25.4 %	5.0 %

At December 31, 2025, the economic value of equity was favorable in all rising rate scenarios and unfavorable in the falling rate scenarios. EVE was within prescribed tolerance levels as the EVE ratio (EVE/EVA) in all rate scenarios is greater than 5.0%. Factors that can impact EVE values include the absolute level of rates, the overall structure of the balance sheet (including liquidity levels), pre-payment speeds, loan floors, and the change of model assumptions.

As the interest rate environment and the dynamics of the economy continue to change, additional simulations will be analyzed to address not only the changing rate environment, but also the changing statement of financial condition mix, measured over multiple years, to help assess the risk to the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

In general terms, liquidity is a measurement of our ability to meet our cash needs. Our objective in managing our liquidity is to maintain our ability to fund loan commitments, purchase securities, accommodate deposit withdrawals or repay other liabilities in accordance with their terms, without an adverse impact on our current or future earnings. Our liquidity strategy is guided by policies that are formulated and monitored by our ALCO and senior management, and take into account the marketability of assets, the sources and stability of funding and the level of unfunded commitments. We regularly evaluate all of our various funding sources with an emphasis on accessibility, stability, reliability, and cost-effectiveness. For 2025 and 2024, our principal source of funding was client deposits, supplemented by our short-term and long-term borrowings, primarily from our trust-preferred securities, securities sold under repurchase agreements, federal funds purchased, and FHLB borrowings. We believe that the cash generated from operations, our borrowing capacity and our access to capital resources are sufficient to meet our future operating capital and funding requirements.

At December 31, 2025, we had the ability to generate approximately $1.523 billion (excludes overnight funds position of $467.8 million) in additional liquidity through various sources, including various Federal Home Loan Bank borrowings, the Federal Reserve Discount Window, federal funds purchased lines, and brokered deposits. We recognize the importance of maintaining liquidity and have developed a Contingent Liquidity Plan, which addresses various liquidity stress levels and our response and action based on the level of severity. We periodically test our credit facilities for access to the funds but also understand that as the severity of the liquidity level increases certain credit facilities may no longer be available. We conduct quarterly liquidity stress tests, and the results are reported to ALCO, MROC, ROC and the Board of Directors. We believe the liquidity available to us is sufficient to meet our ongoing needs.

We also view our investment portfolio as a liquidity source and have the option to pledge securities in our portfolio as collateral for borrowings or deposits, and/or to sell selected securities. Our portfolio consists of debt issued by the U.S. Treasury, U.S. governmental agencies, municipal governments, and corporate entities. At December 31, 2025, the weighted-average maturity and duration of our portfolio were 2.57 years and 2.12, respectively, and the AFS portfolio had a net unrealized tax-effected loss of $9.5 million.

Our average net overnight funds sold position (defined as funds sold plus interest-bearing deposits with other banks less funds purchased) was $366.2 million in 2025 compared to an average net overnight funds sold position of $239.7 million in 2024. The increase was primarily attributable to deposit growth and a decline in our average loan balances, partially offset by growth in the investment portfolio.

We expect capital expenditures over the next 12 months to be approximately $10.0 million, which will consist primarily of technology purchases for banking offices, office leasehold improvements, business applications, and information technology security needs as well as furniture and fixtures and banking office remodels. We expect that these capital expenditures will be funded with existing resources without impairing our ability to meet our ongoing obligations.

Borrowings

Average short-term borrowings totaled $36.7 million in 2025 compared to $31.9 million in 2024 with the $4.8 million increase primarily attributable to a higher level of warehouse line of credit borrowings to support loans held for sale. Additional detail on these warehouse borrowings is provided in Note 4 – Mortgage Banking Activities in the Consolidated Financial Statements.

At December 31, 2025, there were no outstanding advances from the FHLB. One advance totaling $0.1 million comprised of one note was paid off in the third quarter of 2025. FHLB advances are collateralized by a floating lien on certain 1-4 family residential mortgage loans, commercial real estate mortgage loans, and home equity mortgage loans.

We have issued two junior subordinated deferrable interest notes to wholly owned Delaware statutory trusts. The first note for $30.9 million was issued to CCBG Capital Trust I in November 2004, of which $10 million was retired in April 2016 and an additional $5.1 million of principal payments were made in 2025. The second note for $32.0 million was issued to CCBG Capital Trust II in May 2005, of which $5.1 million of principal payments were made in 2025. The interest payment for the CCBG Capital Trust I borrowing is due quarterly and adjusts quarterly to a variable rate of three-month CME Term SOFR (secured overnight financing rate) plus a margin of 1.90%. This note matures on December 31, 2034. The interest payment for the CCBG Capital Trust II borrowing is due quarterly and adjusts quarterly to a variable interest rate based on three-month CME Term SOFR plus a margin of 1.80%. This note matures on June 15, 2035. The proceeds from these borrowings were used to partially fund acquisitions. Under the terms of each junior subordinated deferrable interest note, in the event of default or if we elect to defer interest on the note, we may not, with certain exceptions, declare or pay dividends or make distributions on our capital stock or purchase or acquire any of our capital stock. In the second quarter of 2020, we entered into a ten-year derivative cash flow hedge of our interest rate risk related to our subordinated debt. The notional amount of the derivative is $30 million ($10 million of the CCBG Capital Trust I borrowing and $20 million of the CCBG Capital Trust II borrowing). In October 2025, the interest rate swaps were terminated. Additional detail on the interest rate swap agreement is provided in Note 5 – Derivatives in the Consolidated Financial Statements.

See Note 11 – Short Term Borrowings and Note 12 – Long Term Borrowings in the Notes to Consolidated Financial Statements for additional information on borrowings.

In the ordinary course of business, we have entered into contractual obligations and have made other commitments to make future payments. Refer to the accompanying notes to consolidated financial statements elsewhere in this report for the expected timing of such payments as of December 31, 2025. These include payments related to (i) long-term borrowings (Note 12 – Long-Term Borrowings), (ii) short-term borrowings (Note 11 – Short-Term Borrowings), (iii) operating leases (Note 7 – Leases), (iv) time deposits with stated maturities (Note 10 – Deposits), and (v) commitments to extend credit and standby letters of credit (Note 21 – Commitments and Contingencies).

Capital Resources

Shareowners' equity was $552.9 million at December 31, 2025, compared to $495.3 million at December 31, 2024. For 2025, shareowners' equity was positively impacted by net income attributable to shareowners of $61.6 million, a net $9.1 million decrease in the accumulated other comprehensive loss, the issuance of common stock of $3.5 million, and stock compensation accretion of $2.4 million. The net favorable change in accumulated other comprehensive loss reflected a $10.7 million decrease in the investment securities loss that was partially offset by a $1.3 million decrease in the fair value of the interest rate swap related to subordinated debt and a $0.3 million decrease in the pension plan loss from the year-end re-measurement of the plan. Shareowners' equity was reduced by common stock dividends of $17.1 million ($1.00 per share) and net adjustments totaling $1.9 million related to transactions under our stock compensation plans.

Additional historical information on capital changes is provided in the Consolidated Statements of Changes in Shareowners' Equity in the Consolidated Financial Statements.

We continue to maintain a strong capital position. The ratio of shareowners' equity to total assets at December 31, 2025 was 12.61% compared to 11.45% at December 31, 2024. Further, our tangible common equity ratio was 10.79% (non-GAAP financial measure) at December 31, 2025 compared to 9.51% at December 31, 2024. If our unrealized HTM securities losses of $6.0 million (after-tax) were recognized in accumulated other comprehensive loss, our adjusted tangible capital ratio would be 10.65%. The improvement in the ratios in 2025 was primarily attributable to strong earnings and a decrease in the unrealized loss on AFS securities which is recognized in accumulated other comprehensive loss.

We are subject to regulatory risk-based capital requirements that measure capital relative to risk-weighted assets and off-balance sheet financial instruments. At December 31, 2025, our total risk-based capital ratio was 21.45% compared to 18.64% at December 31, 2024. Our common equity tier 1 capital ratio was 18.56% and 15.54%, respectively, on these dates. Our leverage ratio was 11.77% and 11.05%, respectively, on these dates. For a detailed discussion of our regulatory capital requirements, refer to the "Regulatory Considerations – Capital Regulations" section on page 14. See Note 17 in the Notes to Consolidated Financial Statements for additional information as to our capital adequacy.

At December 31, 2025, our common stock had a book value of $32.23 per diluted share compared to $29.11 at December 31, 2024. Book value is impacted by the net unrealized gains and losses on investment securities. At December 31, 2025, the net unrealized loss was $9.5 million compared to an unrealized loss of $20.2 million at December 31, 2024. Book value is also impacted by the recording of our unfunded pension liability through other comprehensive income in accordance with Accounting Standards Codification Topic 715. At December 31, 2025, the net pension asset reflected in accumulated other comprehensive loss was $9.4 million compared to $9.7 million at December 31, 2024.

In January 2024, our Board of Directors authorized the Capital City Bank Group, Inc. Share Repurchase Program ("the Program"), effective February 1, 2024, which authorizes the repurchase of up to 750,000 shares of our outstanding common stock over a five-year period. Under the Program, shares may be repurchased by the Company from time to time in the open market or in privately negotiated transactions, as market conditions warrant; however, the Program does not obligate the Company to repurchase any specified number of shares. We did not repurchase any shares in 2025. We repurchased (i) 73,349 shares under the Program in 2024 at an average price of $28.03 per share and (ii) 9,101 shares in January 2024 at an average price of $29.47 per share under a substantially similar repurchase plan that was authorized in 2019 and expired in 2024. There are 676,561 shares remaining for purchase under the Program.

Dividends

Adequate capital and financial strength are paramount to our stability and the stability of CCB. Cash dividends declared and paid should not place unnecessary strain on our capital levels. When determining the level of dividends, the following factors are considered:

- Compliance with state and federal laws and regulations;
- Our capital position and our ability to meet our financial obligations;
- Projected earnings and asset levels; and
- The ability of the Bank and us to fund dividends.

OFF-BALANCE SHEET ARRANGEMENTS

We are a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of our clients. See Note 21 in the Notes to Consolidated Financial Statements.

If commitments arising from these financial instruments continue to require funding at historical levels, management does not anticipate that such funding will adversely impact our ability to meet on-going obligations. In the event these commitments require funding in excess of historical levels, management believes current liquidity, investment security maturities, available advances from the FHLB and Federal Reserve Bank, and warehouse lines of credit provide a sufficient source of funds to meet these commitments.

In conjunction with the sale and securitization of loans held for sale and their related servicing rights, we may be exposed to liability resulting from recourse, repurchase, and make-whole agreements. If it is determined subsequent to our sale of a loan or its related servicing rights that a breach of the representations or warranties made in the applicable sale agreement has occurred, which may include guarantees that prepayments will not occur within a specified and customary time frame, we may have an obligation to either (a) repurchase the loan for the unpaid principal balance, accrued interest, and related advances; (b) indemnify the purchaser against any loss it suffers; or (c) make the purchaser whole for the economic benefits of the loan and its related servicing rights. Although such claims can vary with market condition, they have historically been limited.

Our repurchase, indemnification and make-whole obligations vary based upon the terms of the applicable agreements, the nature of the asserted breach, and the status of the mortgage loan at the time a claim is made. We establish reserves for estimated losses of this nature inherent in the origination of mortgage loans by estimating the losses inherent in the population of all loans sold based on trends in claims and actual loss severities experienced. The reserve will include accruals for probable contingent losses in addition to those identified in the pipeline of claims received. The estimation process is designed to include amounts based on actual losses experienced from actual activity.

ACCOUNTING POLICIES

Critical Accounting Policies and Estimates

The consolidated financial statements and accompanying Notes to Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make various estimates and assumptions (see Note 1 in the Notes to Consolidated Financial Statements). We believe that, of our significant accounting policies, the following may involve a higher degree of judgment and complexity.

Allowance for Credit Losses. The amount of the allowance for credit losses represents management's best estimate of current expected credit losses considering available information, from internal and external sources, relevant to assessing exposure to credit loss over the contractual term of the instrument. Relevant available information includes historical credit loss experience, current conditions, and reasonable and supportable forecasts. While historical credit loss experience provides the basis for the estimation of expected credit losses, adjustments to historical loss information may be made for changes in loan risk grades, loss experience trends, loan prepayment trends, differences in current portfolio-specific risk characteristics, environmental conditions, future expectations, or other relevant factors. While management utilizes its best judgment and information available, the ultimate adequacy of our allowance accounts is dependent upon a variety of factors beyond our control, including the performance of our portfolios, the economy, changes in interest rates, and the view of the regulatory authorities toward classification of assets. Detailed information on the Allowance for Credit Losses valuation, and the assumptions used are provided in Note 1 – Significant Accounting Policies of the Notes to Consolidated Financial Statements.

Goodwill. Goodwill represents the excess of the cost of acquired businesses over the fair value of their identifiable net assets. We perform an impairment review on an annual basis or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Adverse changes in the economic environment, declining operations, or other factors could result in a decline in the estimated implied fair value of goodwill. If the estimated implied fair value of goodwill is less than the carrying amount, a loss would be recognized to reduce the carrying amount to the estimated implied fair value.

We evaluate goodwill for impairment on an annual basis. Accounting Standards Update 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying Accounting for Goodwill Impairment allows for a qualitative assessment of goodwill impairment indicators. If the assessment indicates that impairment has more than likely occurred, the Company must compare the estimated fair value of the reporting unit to its carrying amount. If the carrying amount of the reporting unit exceeds its estimated fair value, an impairment charge is recorded equal to the excess.

During the fourth quarter of 2025, we performed our annual impairment testing. We proceeded with qualitative assessment by evaluating impairment indicators and concluded there were none that indicated that goodwill impairment had occurred.

Pension Assumptions. We have a defined benefit pension plan for the benefit of a portion of our associates. On December 30, 2019, the plan was amended to remove plan eligibility for new associates hired after December 31, 2019. Our funding policy with respect to the pension plan is to contribute, at a minimum, amounts sufficient to meet minimum funding requirements as set by law. Pension expense is determined by an external actuarial valuation based on assumptions that are evaluated annually as of December 31, the measurement date for the pension obligation. The service cost component of pension expense is reflected as "Compensation Expense" in the Consolidated Statements of Income. All other components of pension expense are reflected as "Other Expense".

The Consolidated Statements of Financial Condition reflect an accrued pension benefit cost due to funding levels and unrecognized actuarial amounts. The most significant assumptions used in calculating the pension obligation are the weighted-average discount rate used to determine the present value of the pension obligation, the weighted-average expected long-term rate of return on plan assets, and the assumed rate of annual compensation increases. These assumptions are re-evaluated annually with the external actuaries, taking into consideration both current market conditions and anticipated long-term market conditions.

The discount rate is determined by matching the anticipated defined pension plan cash flows to the spot rates of a corporate AA-rated bond index/yield curve and solving for the single equivalent discount rate which would produce the same present value. This methodology is applied consistently from year to year. The discount rate utilized in 2025 was 5.82%. The estimated impact to 2025 pension expense of a 25 basis point increase or decrease in the discount rate would have been an approximate $0.5 million decrease or increase, respectively. We anticipate using a 5.67% discount rate in 2026.

Based on the balances at the December 31, 2025 measurement date, the estimated impact on accumulated other comprehensive loss of a 25 basis point increase or decrease in the discount rate would have been a decrease or increase of approximately $3.2 million (after-tax). The estimated impact on accumulated other comprehensive loss of a 1% favorable/unfavorable variance in the actual rate of return on plan assets versus the assumed rate of return on plan assets of 6.75% would have been an approximate $1.0 million (after-tax) decrease/increase, respectively.

The weighted-average expected long-term rate of return on plan assets is determined based on the current and anticipated future mix of assets in the plan. The assets currently consist of equity securities, U.S. Government and Government agency debt securities, and other securities (typically temporary liquid funds awaiting investment). The weighted-average expected long-term rate of return on plan assets utilized for 2025 was 6.75%. The estimated impact to 2024 pension expense of a 25 basis point increase or decrease in the rate of return would have been an approximate $0.2 million decrease or increase, respectively. We anticipate using a rate of return on plan assets of 6.50% for 2026.

The assumed rate of annual compensation increases of 4.67% for 2025 was based on an experience study performed for the plan in 2022. It is anticipated that this compensation increase assumption may change based on updates to the actual plan participants remaining in the plan at the end of each plan year.

Detailed information on the pension plan, the actuarially determined disclosures, and the assumptions used are provided in Note 15 of the Notes to Consolidated Financial Statements.

Income Taxes. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

We recognize interest and/or penalties related to income tax matters in other expenses.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

See "Financial Condition - Market Risk and Interest Rate Sensitivity" in Management's Discussion and Analysis of Financial Condition and Results of Operations, above, which is incorporated herein by reference.

Item 8. ***Financial Statements and Supplementary Data***

2025 Report of Independent Registered Public Accounting Firm (PCAOB ID 686)

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Shareowners, Board of Directors, and Audit Committee
Capital City Bank Group, Inc.
Tallahassee, Florida

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Capital City Bank Group, Inc. (Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareowners' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2026, expressed an unqualified opinion.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below arises from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

The Company's loans held for investment portfolio totaled $2.55 billion as of December 31, 2025, and the allowance for credit losses on loans held for investment was $31.0 million. As more fully described in Notes 1 and 3 to the Company's consolidated financial statements, the Company estimates its exposure to expected credit losses as of the statement of financial condition date for existing financial instruments held at amortized cost.

The determination of the ACL requires management to exercise significant judgment and consider numerous subjective factors, including determining qualitative factors utilized to adjust historical loss rates, loan credit risk grading and identifying loans requiring individual evaluation, among others. As disclosed by management, different assumptions and conditions could result in a materially different amount for the estimate of the ACL.

We identified the process for establishing the qualitative factors at December 31, 2025 as a critical audit matter. Auditing the qualitative factors involved a high degree of subjectivity in evaluating management's estimates.

The primary procedures we performed as of December 31, 2025 to address this critical audit matter included:

- Obtained an understanding of the Company's process for establishing the ACL, including the qualitative factor adjustments of the ACL.
- Tested the design and operating effectiveness of controls over the establishment of qualitative adjustments.
- Evaluated the qualitative adjustments to the ACL, including assessing the basis for adjustments and the reasonableness of the significant assumptions.
- Evaluated the overall reasonableness of assumptions used by management considering trends identified within peer groups.
- Evaluated credit quality trends in delinquencies, non-accruals, charge-offs, and loan risk ratings.

/s/ Forvis Mazars, LLP
We have served as the Company's auditor since 2021.
Little Rock, Arkansas
February 27, 2026

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollars in Thousands)	As of December 31, 2025	As of December 31, 2024
ASSETS		
Cash and Due From Banks	$ 62,189	$ 70,543
Federal Funds Sold and Interest Bearing Deposits	467,782	321,311
Total Cash and Cash Equivalents	529,971	391,854
Investment Securities, Available for Sale, at fair value (amortized cost of $656,546 and $429,033)	643,922	403,345
Investment Securities, Held to Maturity (fair value of $369,320 and $544,460)	377,446	567,155
Equity Securities	2,069	2,399
Total Investment Securities	1,023,437	972,899
Loans Held For Sale, at fair value	21,695	28,672
Loans, Held for Investment	2,546,118	2,651,550
Allowance for Credit Losses	(31,001)	(29,251)
Loans Held for Investment, Net	2,515,117	2,622,299
Premises and Equipment, Net	79,457	81,952
Goodwill and Other Intangibles	89,095	92,773
Other Real Estate Owned	1,936	367
Other Assets	125,057	134,116
Total Assets	$ 4,385,765	$ 4,324,932
LIABILITIES		
Deposits:		
Noninterest Bearing Deposits	$ 1,251,886	$ 1,306,254
Interest Bearing Deposits	2,410,426	2,365,723
Total Deposits	3,662,312	3,671,977
Short-Term Borrowings	50,092	28,304
Subordinated Notes Payable	42,582	52,887
Other Long-Term Borrowings	680	794
Other Liabilities	77,248	75,653
Total Liabilities	3,832,914	3,829,615
SHAREOWNERS' EQUITY		
Preferred Stock, $0.01 par value; 3,000,000 shares authorized; no shares issued and outstanding	-	-
Common Stock, $0.01 par value; 90,000,000 shares authorized;17,084,386 and 16,974,513 shares issued and outstanding at December 31, 2025 and 2024, respectively	171	170
Additional Paid-In Capital	41,650	37,684
Retained Earnings	508,443	463,949
Accumulated Other Comprehensive Income (Loss), Net of Tax	2,587	(6,486)
Total Shareowners' Equity	552,851	495,317
Total Liabilities and Shareowners' Equity	$ 4,385,765	$ 4,324,932

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,		
(Dollars in Thousands, Except Per Share Data)	**2025**	**2024**	**2023**
INTEREST INCOME			
Loans, including Fees	$ 161,194	$ 164,933	$ 152,250
Investment Securities:			
Taxable	27,399	17,074	18,652
Tax Exempt	43	23	40
Federal Funds Sold and Interest Bearing Deposits	15,751	12,627	10,126
Total Interest Income	204,387	194,657	181,068
INTEREST EXPENSE			
Deposits	29,597	32,162	17,582
Short-Term Borrowings	1,183	1,080	2,051
Subordinated Notes Payable	1,924	2,449	2,427
Other Long-Term Borrowings	35	28	20
Total Interest Expense	32,739	35,719	22,080
NET INTEREST INCOME	171,648	158,938	158,988
Provision for Credit Losses	5,264	4,031	9,714
Net Interest Income After Provision for Credit Losses	166,384	154,907	149,274
NONINTEREST INCOME			
Deposit Fees	22,069	21,346	21,325
Bank Card Fees	14,705	14,707	14,918
Wealth Management Fees	20,667	19,113	16,337
Mortgage Banking Revenues	16,959	14,343	10,400
Other	7,955	6,467	8,630
Total Noninterest Income	82,355	75,976	71,610
NONINTEREST EXPENSE			
Compensation	107,178	100,721	93,787
Occupancy, Net	27,953	27,982	27,660
Other	31,891	36,612	35,576
Total Noninterest Expense	167,022	165,315	157,023
INCOME BEFORE INCOME TAXES	81,717	65,568	63,861
Income Tax Expense	20,160	13,924	13,040
NET INCOME	$ 61,557	$ 51,644	$ 50,821
Loss Attributable to Noncontrolling Interests	-	1,271	1,437
NET INCOME ATTRIBUTABLE TO COMMON SHAREOWNERS	$ 61,557	$ 52,915	$ 52,258
BASIC NET INCOME PER SHARE	$ 3.61	$ 3.12	$ 3.08
DILUTED NET INCOME PER SHARE	$ 3.60	$ 3.12	$ 3.07
Average Basic Common Shares Outstanding	17,055	16,943	16,987
Average Diluted Common Shares Outstanding	17,102	16,969	17,023

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in Thousands)	For the Years Ended December 31,		
	2025	2024	2023
NET INCOME ATTRIBUTABLE TO COMMON SHAREOWNERS	$ 61,557	$ 52,915	$ 52,258
Other comprehensive income, before tax:			
Investment Securities:			
Change in net unrealized loss on securities available-for-sale	13,039	4,199	12,076
Amortization of unrealized losses on securities transferred from available-for-sale to held-to-maturity	1,172	3,134	3,479
Derivative:			
Change in net unrealized gain on effective cash flow derivative	(1,532)	2	(878)
Amortization of discontinued cash flow derivative gain	(203)	-	-
Benefit Plans:			
Reclassification adjustment for amortization of prior service cost	102	(239)	156
Reclassification adjustment for amortization of net gain	(1,771)	(116)	112
Defined benefit plan settlement gain	(1,552)	-	(291)
Current year actuarial gain	2,845	13,948	4,905
Total Benefit Plans	(376)	13,593	4,882
Other comprehensive income, before tax:	12,100	20,928	19,559
Deferred tax expense related to other comprehensive income	(3,027)	(5,268)	(4,476)
Other comprehensive income, net of tax	9,073	15,660	15,083
TOTAL COMPREHENSIVE INCOME	$ 70,630	$ 68,575	$ 67,341

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS' EQUITY

(Dollars in Thousands, Except Share Data)	Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Gain, Net of Taxes	Total
Balance, January 1, 2023	16,986,785	170	37,331	387,009	(37,229)	387,281
Net Income Attributable to Common Shareowners	-	-	-	52,258	-	52,258
Reclassification to Temporary Equity[1]	-	-	-	(87)	-	(87)
Other Comprehensive Income, Net of Tax	-	-	-	-	15,083	15,083
Cash Dividends ($0.76 per share)	-	-	-	(12,905)	-	(12,905)
Stock Based Compensation	-	-	1,237	-	-	1,237
Stock Compensation Plan Transactions, net	85,975	-	1,468	-	-	1,468
Repurchase of Common Stock	(122,538)	-	(3,710)	-	-	(3,710)
Balance, December 31, 2023	16,950,222	170	36,326	426,275	(22,146)	440,625
Net Income Attributable to Common Shareowners	-	-	-	52,915	-	52,915
Reclassification to Temporary Equity[1]	-	-	-	(751)	-	(751)
Reclassification from Temporary Equity [2]	-	-	-	416	-	416
Other Comprehensive Income, Net of Tax	-	-	-	-	15,660	15,660
Cash Dividends ($0.88 per share)	-	-	-	(14,906)	-	(14,906)
Stock Based Compensation	-	-	1,802	-	-	1,802
Stock Compensation Plan Transactions, net	106,831	-	1,886	-	-	1,886
Repurchase of Common Stock	(82,540)	-	(2,330)	-	-	(2,330)
Balance, December 31, 2024	16,974,513	170	37,684	463,949	(6,486)	495,317
Net Income Attributable to Common Shareowners	-	-	-	61,557	-	61,557
Other Comprehensive Income, Net of Tax	-	-	-	-	9,073	9,073
Cash Dividends ($1.00 per share)	-	-	-	(17,063)	-	(17,063)
Stock Based Compensation	-	-	2,324	-	-	2,324
Stock Compensation Plan Transactions, net	109,873	1	1,642	-	-	1,643
Balance, December 31, 2025	17,084,386	171	41,650	508,443	2,587	552,851

[1]Adjustments to redemption value for non-controlling interest in CCHL

[2]Adjustment reflects the difference between the fair value and the book value of the non-controlling interest in CCHL reclassified from Temporary Equity to Other Liabilities

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
(Dollars in Thousands)	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income Attributable to Common Shareowners	$ 61,557	$ 52,915	$ 52,258
Adjustments to Reconcile Net Income to Cash From Operating Activities:			
Provision for Credit Losses	5,264	4,031	9,714
Depreciation	7,409	7,671	7,918
Amortization of Premiums, Discounts, and Fees, net	4,300	4,192	4,221
Amortization of Intangible Assets	107	160	160
Gain on Securities Transactions	-	-	3
Gain on Sale of Subsidiary	(773)	-	-
Pension Settlement Gain	(1,552)	-	(291)
Originations of Loans Held for Sale	(441,019)	(485,901)	(406,803)
Proceeds From Sales of Loans Held for Sale	461,891	494,825	404,332
Mortgage Banking Revenues	(16,959)	(14,343)	(10,400)
Net Additions (Deletions) for Capitalized Mortgage Servicing Rights	9	(102)	419
Stock Compensation	2,324	1,802	1,237
Net Tax Benefit from Stock Compensation	(154)	(5)	(48)
Deferred Income Taxes	1,589	(1,032)	(483)
Net Change in Operating Leases	31	213	79
Net Gain on Sales and Write-Downs of Other Real Estate Owned	(4,486)	(979)	(2,053)
Net Decrease (Increase) in Other Assets	7,482	(12,024)	(1,029)
Net Increase (Decrease) in Other Liabilities	594	12,150	(4,452)
Net Cash Provided By Operating Activities	87,614	63,573	54,782
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities Held to Maturity:			
Purchases	(94,089)	(64,031)	(1,483)
Payments, Maturities, and Calls	283,296	121,638	36,600
Securities Available for Sale:			
Purchases	(307,446)	(126,783)	(8,379)
Proceeds from the Sale of Securities	-	-	30,420
Payments, Maturities, and Calls	78,962	63,843	62,861
Purchases	(120)	(9,164)	(13,566)
Net Decrease in Equity Securities	1,327	10,215	10,127
Purchases of Loans Held for Investment	(1,183)	(848)	(2,488)
Net Decrease (Increase) in Loans Held for Investment	34,675	39,258	(226,896)
Proceeds from Sales of Loans	66,857	41,320	47,314
Net Cash Received for Divestitures	2,375	-	-
Proceeds From Sales of Other Real Estate Owned	7,342	1,592	3,995
Purchases of Premises and Equipment, net	(7,589)	(8,688)	(7,046)
Net Cash Provided By (Used In) Investing Activities	64,407	68,352	(68,541)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net Decrease in Deposits	(9,665)	(29,845)	(237,495)
Net Increase (Decrease) in Short-Term Borrowings	21,788	(7,236)	(21,452)
Principal Payments of Subordinated Notes	(10,305)	-	-
Repayment of Other Long-Term Borrowings	-	(116)	(199)
Net Increase in Other Long-Term Borrowings	-	794	-
Dividends Paid	(17,063)	(14,906)	(12,905)
Payments to Repurchase Common Stock	-	(2,330)	(3,710)
Issuance of Common Stock Under Compensation Plans	1,341	1,501	937
Net Cash (Used in) Provided By Financing Activities	(13,904)	(52,138)	(274,824)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	138,117	79,787	(288,583)
Cash and Cash Equivalents at Beginning of Year	391,854	312,067	600,650
Cash and Cash Equivalents at End of Year	$ 529,971	$ 391,854	$ 312,067

Supplemental Cash Flow Disclosures:

Interest Paid	$	32,281	$	35,017	$	21,775
Federal Income Taxes Paid	$	12,650	$	3,864	$	8,350
State and Local Income Taxes Paid:						
Florida	$	1,035	$	2,227	$	735
All Other	$	247	$	46	$	33
Supplemental Noncash Items:						
Loans Transferred from Held for Investment to Held for Sale, net	$	59,600	$	36,362	$	35,745
Loans and Premises Transferred to Other Real Estate Owned	$	4,424	$	979	$	1,512
Transfer of Temporary Equity to Other Liabilities	$	-	$	6,472	$	-

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1
SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Capital City Bank Group, Inc. ("CCBG") provides a full range of banking and banking-related services to individual and corporate clients through its wholly-owned subsidiary, Capital City Bank ("CCB" or the "Bank" and together with CCBG, the "Company"), with banking offices located in Florida, Georgia, and Alabama. The Company is subject to competition from other financial institutions, is subject to regulation by certain government agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Presentation

The consolidated financial statements include the accounts of CCBG and CCB. CCB has three primary subsidiaries, which are wholly owned, Capital City Trust Company, Capital City Investments and Capital City Home Loans, LLC ("CCHL"). Prior to January 1, 2025, the Company maintained a 51% membership interest in CCHL that was a consolidated entity in the Company's financial statements.

The Company, which operates a single reportable business segment that is comprised of commercial banking within the states of Florida, Georgia, and Alabama, follows accounting principles generally accepted in the United States of America and reporting practices applicable to the banking industry. The principles which materially affect the financial position, results of operations and cash flows are summarized below. See Note 24 – Segment Reporting for additional information.

The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity under accounting principles generally accepted in the United States of America. Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provide the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. The Company consolidates voting interest entities in which it has all, or at least a majority of, the voting interest. As defined in applicable accounting standards, variable interest entities ("VIEs") are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in an entity is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. Two of CCBG's wholly owned subsidiaries, CCBG Capital Trust I (established November 1, 2004) and CCBG Capital Trust II (established May 24, 2005) are VIEs for which the Company is not the primary beneficiary. Accordingly, the accounts of these entities are not included in the Company's consolidated financial statements.

Certain previously reported amounts have been reclassified to conform to the current year's presentation. All material inter-company transactions and accounts have been eliminated in consolidation. The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the consolidated financial statements included in this Annual Report on Form 10-K were filed with the United States Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from these estimates. Material estimates that are particularly susceptible to significant changes in the near-term relate to the determination of the allowance for credit losses, pension expense, income taxes, loss contingencies, valuation of other real estate owned, and valuation of goodwill and their respective analysis of impairment.

Significant Accounting Principles

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods and all other cash equivalents have a maturity of 90 days or less.

The Company maintains certain cash balances that are restricted under warehouse lines of credit and master repurchase agreements. The restricted cash balance at December 31, 2025 and 2024 was $0.1 million.

Investment Securities

Investment securities are classified as held-to-maturity ("HTM") and carried at amortized cost when the Company has the positive intent and ability to hold them until maturity. Investment securities not classified as HTM are classified as available-for-sale ("AFS") and carried at fair value. The Company does not have trading investment securities. Investment securities classified as equity securities that do not have readily determinable fair values, are measured at cost and remeasured to fair value when impaired or upon observable transaction prices. The Company determines the appropriate classification of securities at the time of purchase. For reporting and risk management purposes, the Company further segments investment securities by the issuer of the security which correlates to its risk profile: U.S. government treasury, U.S. government agency, state and political subdivisions, mortgage-backed securities, and corporate debt securities. Certain equity securities with limited marketability, such as stock in the Federal Reserve Bank and the Federal Home Loan Bank, are classified as AFS and carried at cost.

Interest income includes amortization and accretion of purchase premiums and discounts. Realized gains and losses are derived from the amortized cost of the security sold. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. Securities transferred from AFS to HTM are recorded at amortized cost plus or minus any unrealized gain or loss at the time of transfer. Any existing unrecognized gain or loss continues to be reported in accumulated other comprehensive loss (net of tax) and amortized as an adjustment to interest income over the remaining life of the security. Any existing allowance for credit loss is reversed at the time of transfer. Subsequent to transfer, the allowance for credit losses on the transferred security is evaluated in accordance with the accounting policy for HTM securities. Additionally, any allowance amounts reversed or established as part of the transfer are presented on a gross basis in the Consolidated Statement of Income.

The accrual of interest is generally suspended on securities more than 90 days past due with respect to principal or interest. When a security is placed on nonaccrual status, all previously accrued and uncollected interest is reversed against current income and thus not included in the estimate of credit losses.

Credit losses and changes thereto, are established as an allowance for credit loss through a provision for credit loss expense. Losses are charged against the allowance when management believes the uncollectability of a security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Certain debt securities in the Company's investment portfolio were issued by a U.S. government entity or agency and are either explicitly or implicitly guaranteed by the U.S. government. The Company considers the long history of no credit losses on these securities indicates that the expectation of nonpayment of the amortized cost basis is zero, even if the U.S. government were to technically default. Further, certain municipal securities held by the Company have been pre-refunded and secured by government guaranteed treasuries. Therefore, for the aforementioned securities, the Company does not assess or record expected credit losses due to the zero loss assumption.

Impairment - Available-for-Sale Securities.

Unrealized gains on AFS securities are excluded from earnings and reported, net of tax, in other comprehensive income. For AFS securities that are in an unrealized loss position, the Company first assesses whether it intends to sell, or whether it is more likely than not it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For AFS securities that do not meet the aforementioned criteria or have a zero loss assumption, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If the assessment indicates that a credit loss exists, the present value of cash flows to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through a provision for credit loss expense, limited by the amount that fair value is less than the amortized cost basis. Any impairment that is not credit related is recognized in other comprehensive income.

Allowance for Credit Losses - Held-to-Maturity Securities.

Management measures expected credit losses on each individual HTM debt security that has not been deemed to have a zero assumption. Each security that is not deemed to have zero credit losses is individually measured based on net realizable value, or the difference between the discounted value of the expected cash flows, based on the original effective rate, and the recorded amortized basis of the security. To the extent a shortfall is related to credit loss, an allowance for credit loss is recorded through a provision for credit loss expense. See Note 2 – Investment Securities for additional information.

Loans Held for Investment

Loans held for investment ("HFI") are stated at amortized cost which includes the principal amount outstanding, net premiums and discounts, and net deferred loan fees and costs. Accrued interest receivable on loans is reported in other assets and is not included in the amortized cost basis of loans. Interest income is accrued on the effective yield method based on outstanding principal balances and includes loan late fees. Fees charged to originate loans and direct loan origination costs are deferred and amortized over the life of the loan as a yield adjustment.

The Company defines loans as past due when one full payment is past due or a contractual maturity is over 30 days late. The accrual of interest is generally suspended on loans more than 90 days past due with respect to principal or interest. When a loan is placed on nonaccrual status, all previously accrued and uncollected interest is reversed against current income and thus a policy election has been made to not include accrued interest in the estimate of credit losses. Interest income on nonaccrual loans is recognized when the ultimate collectability is no longer considered doubtful. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current or when future payments are reasonably assured.

Loan charge-offs on commercial and investor real estate loans are recorded when the facts and circumstances of the individual loan confirm the loan is not fully collectible and the loss is reasonably quantifiable. Factors considered in making these determinations are the borrower's and any guarantor's ability and willingness to pay, the status of the account in bankruptcy court (if applicable), and collateral value. Charge-off decisions for consumer loans are dictated by the Federal Financial Institutions Examination Council's Uniform Retail Credit Classification and Account Management Policy which establishes standards for the classification and treatment of consumer loans, which generally require charge-off after 120 days of delinquency.

The Company has adopted comprehensive lending policies, underwriting standards and loan review procedures designed to maximize loan income within an acceptable level of risk. Reporting systems are used to monitor loan originations, loan ratings, concentrations, loan delinquencies, nonperforming and potential problem loans, and other credit quality metrics. The ongoing review of loan portfolio quality and trends by Management and the Credit Risk Oversight Committee support the process for estimating the allowance for credit losses. See Note 3 – Loans Held for Investment and Allowance for Credit Losses for additional information.

Allowance for Credit Losses

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. The allowance for credit losses is adjusted by a credit loss provision which is reported in earnings and reduced by the charge-off of loan amounts, net of recoveries. Loans are charged off against the allowance when management believes the uncollectability of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Expected credit loss inherent in non-cancellable off-balance sheet credit exposures is provided for through the credit loss provision but recorded separately in other liabilities.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical loan default and loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information incorporate management's view of current conditions and forecasts.

The methodology for estimating the amount of credit losses reported in the allowance for credit losses has two basic components: first, an asset-specific component involving loans that do not share risk characteristics and the measurement of expected credit losses for such individual loans; and second, a pooled component for expected credit losses for pools of loans that share similar risk characteristics.

Loans That Do Not Share Risk Characteristics (Individually Analyzed)

Loans that do not share similar risk characteristics are evaluated on an individual basis. Loans deemed to be collateral dependent have differing risk characteristics and are individually analyzed to estimate the expected credit loss. A loan is collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is dependent on the liquidation and sale of the underlying collateral. For collateral dependent loans where foreclosure is probable, the expected credit loss is measured based on the difference between the fair value of the collateral (less selling cost) and the amortized cost basis of the asset. For collateral dependent loans where foreclosure is not probable, the Company has elected the practical expedient allowed by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 326-20 to measure the expected credit loss under the same approach as those loans where foreclosure is probable. For loans with balances greater than $250,000, the fair value of the collateral is obtained through independent appraisal of the underlying collateral. For loans with balances less than $250,000, the Company has made a policy election to measure expected loss for these individual loans utilizing loss rates for similar loan types.

Loans That Share Similar Risk Characteristics (Pooled Loans)

The general steps in determining expected credit losses for the pooled loan component of the allowance are as follows:

- Segment loans into pools according to similar risk characteristics
- Develop historical loss rates for each loan pool segment
- Incorporate the impact of forecasts
- Incorporate the impact of other qualitative factors
- Calculate and review pool specific allowance for credit loss estimate

A discounted cash flow methodology is utilized to calculate expected cash flows for the life of each individual loan. The discounted present value of expected cash flow is then compared to the loan's amortized cost basis to determine the credit loss estimate. Individual loan results are aggregated at the pool level in determining total reserves for each loan pool.

The primary inputs used to calculate expected cash flows include historical loss rates which reflect probability of default ("PD") and loss given default ("LGD"), and prepayment rates. The historical look-back period is a key factor in the calculation of the PD rate and is based on management's assessment of current and forecasted conditions and may vary by loan pool. Loans subject to the Company's risk rating process are further sub-segmented by risk rating in the calculation of PD rates. LGD rates generally reflect the historical average net loss rate by loan pool. Expected cash flows are further adjusted to incorporate the impact of loan prepayments which will vary by loan segment and interest rate conditions. In general, prepayment rates are based on observed prepayment rates occurring in the loan portfolio and consideration of forecasted interest rates.

In developing loss rates, adjustments are made to incorporate the impact of forecasted conditions. Certain assumptions are also applied, including the length of the forecast and reversion periods. The forecast period is the period within which management is able to make a reasonable and supportable assessment of future conditions. The reversion period is the period beyond which management believes it can develop a reasonable and supportable forecast and bridges the gap between the forecast period and the use of historical default and loss rates. The remainder period reflects the remaining life of the loan. The length of the forecast and reversion periods are periodically evaluated and based on management's assessment of current and forecasted conditions and may vary by loan pool. For purposes of developing a reasonable and supportable assessment of future conditions, management utilizes established industry and economic data points and sources, including the Federal Open Market Committee forecast, with the forecasted unemployment rate being a significant factor. PD rates for the forecast period will be adjusted accordingly based on management's assessment of future conditions. PD rates for the remainder period will reflect the historical mean PD rate. Reversion period PD rates reflect the difference between forecast and remainder period PD rates calculated using a straight-line adjustment over the reversion period.

Loss rates are further adjusted to account for other risk factors that impact loan defaults and losses. These adjustments are based on management's assessment of trends and conditions that impact credit risk and resulting credit losses, more specifically internal and external factors that are independent of and not reflected in the quantitative loss rate calculations. Risk factors management considers in this assessment include trends in underwriting standards, nature/volume/terms of loan originations, past due loans, loan review systems, collateral valuations, concentrations, legal/regulatory/political conditions, and the unforeseen impact of natural disasters.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures

The Company estimates expected credit losses over the contractual period in which it is exposed to credit risk through a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is adjusted as a provision for credit loss expense and is recorded in other liabilities. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life and applies the same estimated loss rate as determined for current outstanding loan balances by segment. Off-balance sheet credit exposures are identified and classified in the same categories as the allowance for credit losses with similar risk characteristics that have been previously mentioned. See Note 21 – Commitments and Contingencies for additional information.

Mortgage Banking Activities

Mortgage Loans Held for Sale and Revenue Recognition

Mortgage loans held for sale ("HFS") are carried at fair value under the fair value option with changes in fair value recorded in mortgage banking revenues on the Consolidated Statements of Income. The fair value of mortgage loans held for sale committed to investors is calculated using observable market information such as the investor commitment, assignment of trade or other mandatory delivery commitment prices. The Company bases loans committed to Federal National Mortgage Association ("FNMA"), Government National Mortgage Association ("GNMA"), and Federal Home Loan Mortgage Corporation ("Agency") investors based on the Agency's quoted mortgage backed security ("MBS") prices. The fair value of mortgage loans held for sale not committed to investors is based on quoted best execution secondary market prices. If no such quoted price exists, the fair value is determined using quoted prices for a similar asset or assets, such as MBS prices, adjusted for the specific attributes of that loan, which would be used by other market participants.

Gains and losses from the sale of mortgage loans held for sale are recognized based upon the difference between the sales proceeds and carrying value of the related loans upon sale and are recorded in mortgage banking revenues on the Consolidated Statements of Income. Sales proceeds reflect the cash received from investors through the sale of the loan and servicing release premium. If the related mortgage loan is sold with servicing retained, the MSR addition is recorded in mortgage banking revenues on the Consolidated Statements of Income. Mortgage banking revenues also includes the unrealized gains and losses associated with the changes in the fair value of mortgage loans held for sale, and the realized and unrealized gains and losses from derivative instruments.

Mortgage loans held for sale are considered sold when the Company surrenders control over the financial assets. Control is considered to have been surrendered when the transferred assets have been isolated from the Company, beyond the reach of the Company and its creditors; the purchaser obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and the Company does not maintain effective control over the transferred assets through either an agreement that both entitles and obligates the Company to repurchase or redeem the transferred assets before their maturity or the ability to unilaterally cause the holder to return specific assets. The Company typically considers the above criteria to have been met upon acceptance and receipt of sales proceeds from the purchaser.

GNMA optional repurchase programs allow financial institutions to buy back individual delinquent mortgage loans that meet certain criteria from the securitized loan pool for which the institution provides servicing. At the servicer's option and without GNMA's prior authorization, the servicer may repurchase such a delinquent loan for an amount equal to 100 percent of the remaining principal balance of the loan. Under FASB ASC Topic 860, "Transfers and Servicing," this buy-back option is considered a conditional option until the delinquency criteria are met, at which time the option becomes unconditional. When the Company is deemed to have regained effective control over these loans under the unconditional buy-back option, the loans can no longer be reported as sold and must be brought back onto the Consolidated Statement of Financial Condition, regardless of whether there is intent to exercise the buy-back option. These loans are reported in other assets with the offsetting liability being reported in other liabilities.

Derivative Instruments (IRLC/Forward Commitments)

The Company holds and issues derivative financial instruments such as interest rate lock commitments ("IRLCs") and other forward sale commitments. IRLCs are subject to price risk primarily related to fluctuations in market interest rates. To hedge the interest rate risk on certain IRLCs, the Company uses forward sale commitments, such as to-be-announced securities ("TBAs") or mandatory delivery commitments with investors. Management expects these forward sale commitments to experience changes in fair value opposite to the changes in fair value of the IRLCs thereby reducing earnings volatility. Forward sale commitments are also used to hedge the interest rate risk on mortgage loans held for sale that are not committed to investors and still subject to price risk. If the mandatory delivery commitments are not fulfilled, the Company pays a pair-off fee. Best effort forward sale commitments are also executed with investors, whereby certain loans are locked with a borrower and simultaneously committed to an investor at a fixed price. If the best effort IRLC does not fund, there is no obligation to fulfill the investor commitment.

The Company considers various factors and strategies in determining what portion of the IRLCs and uncommitted mortgage loans held for sale to economically hedge. All derivative instruments are recognized as other assets or other liabilities on the Consolidated Statements of Financial Condition at their fair value. Changes in the fair value of the derivative instruments are recognized in mortgage banking revenues on the Consolidated Statements of Income in the period in which they occur. Gains and losses resulting from the pairing-out of forward sale commitments are recognized in mortgage banking revenues on the Consolidated Statements of Income. The Company accounts for all derivative instruments as free-standing derivative instruments and does not designate any for hedge accounting.

Mortgage Servicing Rights ("MSRs") and Revenue Recognition

The Company sells residential mortgage loans in the secondary market and may retain the right to service the loans sold. Upon sale, an MSR asset is capitalized, which represents the then current fair value of future net cash flows expected to be realized for performing servicing activities. As the Company has not elected to subsequently measure any class of servicing assets under the fair value measurement method, the Company follows the amortization method. MSRs are amortized to noninterest income (other income) in proportion to and over the period of estimated net servicing income and are assessed for impairment at each reporting date. MSRs are carried at the lower of the initial capitalized amount, net of accumulated amortization, or estimated fair value, and included in other assets, net, on the Consolidated Statements of Financial Condition.

The Company periodically evaluates its MSRs asset for impairment. Impairment is assessed based on fair value at each reporting date using estimated prepayment speeds of the underlying mortgage loans serviced and stratifications based on the risk characteristics of the underlying loans (predominantly loan type and note interest rate). As mortgage interest rates fall, prepayment speeds are usually faster and the value of the MSRs asset generally decreases, requiring additional valuation reserve. Conversely, as mortgage interest rates rise, prepayment speeds are usually slower and the value of the MSRs asset generally increases, requiring less valuation reserve. A valuation allowance is established, through a charge to earnings, to the extent the amortized cost of the MSRs exceeds the estimated fair value by stratification. If it is later determined that all or a portion of the temporary impairment no longer exists for a stratification, the valuation is reduced through a recovery to earnings. An other-than-temporary impairment (i.e., recoverability is considered remote when considering interest rates and loan pay off activity) is recognized as a write-down of the MSRs asset and the related valuation allowance (to the extent a valuation allowance is available) and then against earnings. A direct write-down permanently reduces the carrying value of the MSRs asset and valuation allowance, precluding subsequent recoveries. See Note 4 – Mortgage Banking Activities for additional information.

Derivative/Hedging Activities

At the inception of a derivative contract, the Company designates the derivative as one of three types based on the Company's intentions and belief as to the likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"), or (3) an instrument with no hedging designation ("standalone derivative"). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item, are recognized in current earnings as fair values change. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. For both types of hedges, changes in the fair value of derivatives that are not highly effective in hedging the changes in fair value or expected cash flows of the hedged item are recognized immediately in current earnings. Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in non-interest income. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the Consolidated Statement of Financial Condition or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended. When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as non-interest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value, and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive income are amortized into earnings over the same periods, in which the hedged transactions will affect earnings. See Note 5 – Derivatives for additional information.

Long-Lived Assets

Premises and equipment is stated at cost less accumulated depreciation, computed on the straight-line method over the estimated useful lives for each type of asset with premises being depreciated over a range of 10 to 40 years, and equipment being depreciated over a range of 3 to 10 years. Additions, renovations and leasehold improvements to premises are capitalized and depreciated over the lesser of the useful life or the remaining lease term. Repairs and maintenance are charged to noninterest expense as incurred.

Long-lived assets are evaluated for impairment if circumstances suggest that their carrying value may not be recoverable, by comparing the carrying value to estimated undiscounted cash flows. If the asset is deemed impaired, an impairment charge is recorded equal to the carrying value less the fair value. See Note 6 – Premises and Equipment for additional information.

Leases

The Company has entered into various operating leases, primarily for banking offices. Generally, these leases have initial lease terms from one to ten years. Many of the leases have one or more lease renewal options. The exercise of lease renewal options is at the Company's sole discretion. The Company does not consider exercise of any lease renewal options reasonably certain. Certain leases contain early termination options. No renewal options or early termination options have been included in the calculation of the operating right-of-use assets or operating lease liabilities. Certain lease agreements provide for periodic adjustments to rental payments for inflation. At the commencement date of the lease, the Company recognizes a lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease or the Company's incremental borrowing rate. As the majority of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate at the commencement date in determining the present value of lease payments. The incremental borrowing rate is based on the term of the lease. At the commencement date, the Company also recognizes a right-of-use asset measured at (i) the initial measurement of the lease liability; (ii) any lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) any initial direct costs incurred by the lessee. Leases with an initial term of 12 months or less are not recorded on the Consolidated Statement of Financial Condition. For these short-term leases, lease expense is recognized on a straight-line basis over the lease term. The Company has no leases classified as finance leases. See Note 7 – Leases for additional information.

Bank Owned Life Insurance

The Company, through its subsidiary bank, has purchased life insurance policies on certain key officers. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the statement of financial condition date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Goodwill and Other Intangibles

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired. In accordance with FASB ASC Topic 350, the Company determined it has one goodwill reporting unit. Goodwill is tested for impairment annually during the fourth quarter or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. Other intangible assets relate to customer intangibles purchased as part of a business acquisition. Intangible assets are tested for impairment at least annually or whenever changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows. See Note 8 – Goodwill and Other Intangibles for additional information.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of cost or fair value less estimated selling costs, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management, and the assets are carried at the lower of carrying amount or fair value less cost to sell. The valuation of foreclosed assets is subjective in nature and may be adjusted in the future because of changes in economic conditions. Revenue and expenses from operations and changes in value are included in noninterest expense. See Note 9 – Other Real Estate for additional information.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. See Note 21 – Commitments and Contingencies for additional information.

Noncontrolling Interest

Prior to January 1, 2025, the Company maintained a 51% membership interest in CCHL that was a consolidated entity in the Company's financial statements. To the extent the Company's interest in a consolidated entity represents less than 100% of the entity's equity, the Company recognizes noncontrolling interests in subsidiaries. In the case of the CCHL acquisition, the noncontrolling interest represents equity which is redeemable or convertible for cash at the option of the equity holder and is classified within temporary equity in the mezzanine section of the Consolidated Statements of Financial Condition. The subsidiary's net income or loss and related dividends are allocated to CCBG and the noncontrolling interest holder based on their relative ownership percentages. The noncontrolling interest carrying value is adjusted on a quarterly basis to the higher of the carrying value or current redemption value, at the Statement of Financial Condition date, through a corresponding adjustment to retained earnings. The redemption value is calculated quarterly and is based on the higher of a predetermined book value or pre-tax earnings multiple. To the extent the redemption value exceeds the fair value of the noncontrolling interest, the Company's earnings per share attributable to common shareowners is adjusted by that amount. The Company uses an independent valuation expert to assist in estimating the fair value of the noncontrolling interest using: 1) the discounted cash flow methodology under the income approach, and (2) the guideline public company methodology under the market approach. The estimated fair value is derived from equally weighting the result of each of the two methodologies. The estimation of the fair value includes significant assumptions concerning: (1) projected loan volumes; (2) projected pre-tax profit margins; (3) tax rates and (4) discount rates. Concurrent with the agreement to assign the minority membership interest (49%) in CCHL, temporary equity was reclassified to other liabilities and recorded at the fair value of the minority interest of $6.5 million at December 31, 2024.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities (excluding deferred tax assets and liabilities related to business combinations or components of other comprehensive income). Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years. The income tax effects related to settlements of share-based payment awards are reported in earnings as an increase or decrease in income tax expense. See Note 13 – Income Taxes for additional information.

The Company files a consolidated federal income tax return and a separate federal tax return for CCHL. Each subsidiary files a separate state income tax return.

Earnings Per Common Share

Basic earnings per common share is based on net income divided by the weighted-average number of common shares outstanding during the period excluding non-vested stock. Diluted earnings per common share include the dilutive effect of stock options and non-vested stock awards granted using the treasury stock method. A reconciliation of the weighted-average shares used in calculating basic earnings per common share and the weighted average common shares used in calculating diluted earnings per common share for the reported periods is provided in Note 16 — Earnings Per Share.

Comprehensive Income

Comprehensive income includes all changes in shareowners' equity during a period, except those resulting from transactions with shareowners. Besides net income, other components of the Company's comprehensive income include the after tax effect of changes in the net unrealized gain/loss on securities AFS, unrealized gain/loss on cash flow derivatives, and changes in the funded status of defined benefit and supplemental executive retirement plans. Comprehensive income is reported in the accompanying Consolidated Statements of Comprehensive Income and Changes in Shareowners' Equity.

Stock Based Compensation

Compensation cost is recognized for share-based awards issued to employees, based on the fair value of these awards at the date of grant. Compensation cost is recognized over the requisite service period, generally defined as the vesting period. The market price of the Company's common stock at the date of the grant is used for restricted stock awards. For stock purchase plan awards, a Black-Scholes model is utilized to estimate the fair value of the award. The impact of forfeitures of share-based awards on compensation expense is recognized as forfeitures occur. See Note 14 – Stock-based Compensation for additional information.

Revenue Recognition

FASB ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The majority of the Company's revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as our loans, letters of credit, and investment securities, and revenue related to the sale of residential mortgages in the secondary market, as these activities are subject to other GAAP discussed elsewhere within our disclosures. The Company recognizes revenue from these activities as it is earned based on contractual terms, as transactions occur, or as services are provided and collectability is reasonably assured. Descriptions of the major revenue-generating activities that are within the scope of ASC 606, which are presented in the accompanying Consolidated Statements of Income as components of non-interest income are as follows:

Deposit Fees - these represent general service fees for monthly account maintenance and activity- or transaction-based fees and consist of transaction-based revenue, time-based revenue (service period), item-based revenue or some other individual attribute-based revenue. Revenue is recognized when the Company's performance obligation is completed, which is generally monthly for account maintenance services or when a transaction has been completed. Payment for such performance obligations are generally received at the time the performance obligations are satisfied.

Wealth Management - trust fees and retail brokerage fees – trust fees represent monthly fees due from wealth management clients as consideration for managing the client's assets. Trust services include custody of assets, investment management, fees for trust services and similar fiduciary activities. Revenue is recognized when the Company's performance obligation is completed each month or quarter, which is the time that payment is received. Also, retail brokerage fees are received from a third-party broker-dealer, for which the Company acts as an agent, as part of a revenue-sharing agreement for fees earned from customers that are referred to the third party. These fees are for transactional and advisory services and are paid by the third party on a monthly basis and recognized ratably throughout the quarter as the Company's performance obligation is satisfied.

Bank Card Fees – bank card related fees primarily includes interchange income from client use of consumer and business debit cards. Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by the credit card associations and are based on cardholder purchase volumes. The Company records interchange income as transactions occur.

Gains and Losses from the Sale of Bank Owned Property – the performance obligation in the sale of other real estate owned typically will be the delivery of control over the property to the buyer. If the Company is not providing the financing of the sale, the transaction price is typically identified in the purchase and sale agreement. However, if the Company provides seller financing, the Company must determine a transaction price, depending on if the sale contract is at market terms and taking into account the credit risk inherent in the arrangement.

Insurance Commissions – insurance commissions recorded by the Company are received from various insurance carriers based on contractual agreements to sell policies to customers on behalf of the carriers. The performance obligation for the Company is to sell life and health insurance policies to customers. This performance obligation is met when a new policy is sold (effective date) or when an existing policy renews. New policies and renewals generally have a one-year term. In the agreements with the insurance carriers, a commission rate is agreed upon. The commission is recognized at the time of the sale of the policy (effective date) or when a policy renews, which is the time that payment is received. Insurance commissions are recorded within other noninterest income.

Other non-interest income primarily includes items such as mortgage banking fees (gains from the sale of residential mortgage loans held for sale), bank-owned life insurance, and safe deposit box fees, none of which are subject to the requirements of ASC 606.

The Company has made no significant judgments in applying the revenue guidance prescribed in ASC 606 that affects the determination of the amount and timing of revenue from the above-described contracts with clients.

Recently Adopted Accounting Pronouncements

ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." ASU 2023-09 is intended to enhance transparency and decision usefulness of income tax disclosures. The ASU addresses investor requests for more transparency about income tax information through improvements to income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. Retrospective application in all prior periods is permitted. ASU 2023-09 will be effective for the company on January 1, 2025. The adoption of the standard did not have a material impact on its consolidated financial statements. Refer to Note 13 – Income Taxes.

Issued But Not Yet Effective Accounting Standards

ASU No. 2023-06, "Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative." ASU 2023-06 is intended to clarify or improve disclosure and presentation requirements of a variety of topics, which will allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements and align the requirements in the FASB accounting standard codification with the SEC's regulations. ASU 2023-06 is to be applied prospectively, and early adoption is prohibited. For reporting entities subject to the SEC's existing disclosure requirements, the effective dates of ASU 2023-06 will be the date on which the SEC's removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entities. The Company is currently evaluating the provisions of the amendments and the impact on its future consolidated statements.

ASU No. 2023-03, "Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." ASU 2024-03 introduces new requirements to disclose additional information about certain types of expenses, including employee compensation, depreciation, intangible asset amortization, and selling expenses. ASU 2024-03 is effective for the Company as of January 1, 2026. The Company is currently evaluating the impact of the incremental disclosures that will be required under the standard.

ASU 2025-06, "Intangibles - Goodwill and Other -Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software." The ASU updates accounting for internal-use software by shifting from a stage-based model to a principles-based approach aligned with modern development. Key provisions include new capitalization criteria based on authorization, funding commitment, and probable completion, removal of development stages, integrated website guidance, and enhanced disclosures. ASU 2025-06 is effective for the Company as of January 1, 2027. The Company is currently evaluating the provisions of the amendments and the impact on its future consolidated statements and disclosures.

ASU 2025-08, "Financial Instruments—Credit Losses (Topic 326): Purchased Loans." The ASU updates the accounting for purchased loans under ASC 326. The amendments expand the population of loans subject to the "gross-up" accounting model by eliminating the former distinction between purchased credit-deteriorated ("PCD") and non-PCD loans. Under the new guidance, entities will apply a single model for purchased loans by recognizing an allowance for credit losses and adjusting the amortized cost basis for the associated noncredit discount at acquisition. ASU 2025-08 is effective for the Company as of January 1, 2027. The Company is currently evaluating the provisions of the amendments and the impact on its future consolidated statements and disclosures.

ASU 2025-11, "Interim Reporting (Topic 270): Narrow-Scope Improvements." The ASU aims to clarify and enhance interim financial reporting by defining its scope, consolidating GAAP disclosures in Topic 270, adding a principle for material post-year-end event disclosure, and refining statement format guidance to improve consistency for all preparers. These changes do not alter the fundamental requirements of interim reporting but seek to streamline and standardize the process. ASU 2025-11 is effective for interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the provisions of the amendments and the impact on its future consolidated statements.

ASU 2025-12, "Codification Improvements." The ASU was issued to make technical corrections, clarify ambiguous guidance, and generally streamline the Accounting Standards Codification across various topics, affecting most reporting entities, with key changes including clarifications for diluted EPS during losses, lease receivable disclosures, beneficial interest calculations, and treasury stock accounting, aiming for better usability without significantly altering core accounting outcomes. The Company is currently evaluating the provisions of the amendments and the impact on its future consolidated statements. ASU 2025-12 is effective for the Company as of January 1, 2027. The Company is currently evaluating the provisions of the amendments and the impact on its future consolidated statements.

Note 2
INVESTMENT SECURITIES

Investment Portfolio Composition. The following tables summarize the amortized cost and related fair value of investment securities AFS and securities HTM, the corresponding amounts of gross unrealized gains and losses, and allowance for credit losses.

(Dollars in Thousands)	Available for Sale				
	Amortized Cost	Unrealized Gains	Unrealized Losses	Allowance for Credit Losses	Fair Value
December 31, 2025					
U.S. Government Treasury	$ 331,495	$ 1,940	$ 171	$ -	$ 333,264
U.S. Government Agency	174,527	71	2,484	-	172,114
States and Political Subdivisions	36,918	38	2,045	-	34,911
Mortgage-Backed Securities[1]	59,699	2	7,697	-	52,004
Corporate Debt Securities	45,810	-	2,236	(42)	43,532
Other Securities[2]	8,097	-	-	-	8,097
Total	$ 656,546	$ 2,051	$ 14,633	$ (42)	$ 643,922
December 31, 2024					
U.S. Government Treasury	$ 106,710	$ 25	$ 934	$ -	$ 105,801
U.S. Government Agency	148,666	39	5,578	-	143,127
States and Political Subdivisions	43,212	-	3,827	(3)	39,382
Mortgage-Backed Securities[1]	66,379	-	10,902	-	55,477
Corporate Debt Securities	55,970	-	4,444	(64)	51,462
Other Securities[2]	8,096	-	-	-	8,096
Total	$ 429,033	$ 64	$ 25,685	$ (67)	$ 403,345

(Dollars in Thousands)	Held to Maturity			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2025				
U.S. Government Treasury	$ 129,782	$ -	$ 514	$ 129,268
Mortgage-Backed Securities	247,664	930	8,542	240,052
Total	$ 377,446	$ 930	$ 9,056	$ 369,320
December 31, 2024				
U.S. Government Treasury	$ 368,005	$ -	$ 6,476	$ 361,529
Mortgage-Backed Securities	199,150	16	16,235	182,931
Total	$ 567,155	$ 16	$ 22,711	$ 544,460

[1] *Comprised of residential mortgage-backed securities.*
[2] *Includes Federal Home Loan Bank and Federal Reserve Bank recorded at cost of $3.0 million and $5.1 million, respectively, at December 31, 2025 and 2024.*

At December 31, 2025, and 2024, the investment portfolio had $2.1 million and $2.4 million, respectively, in equity securities. These securities do not have a readily determinable fair value and were not credit impaired.

Securities with an amortized cost of $461.3 million and $489.5 million at December 31, 2025 and 2024, respectively, were pledged to secure public deposits and for other purposes.

At December 31, 2025 and 2024, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareowners' equity.

The Bank, as a member of the Federal Home Loan Bank of Atlanta ("FHLB"), is required to own capital stock in the FHLB based generally upon the balances of residential and commercial real estate loans, and FHLB advances. FHLB stock which is included in other securities is pledged to secure FHLB advances. No ready market exists for this stock, and it has no quoted fair value; however, redemption of this stock has historically been at par value. As a member of the Federal Reserve Bank of Atlanta, the Bank is required to maintain stock in the Federal Reserve Bank of Atlanta based on a specified ratio relative to the Bank's capital. Federal Reserve Bank stock is carried at cost.

Investment Sales. During 2023, the Company sold $30.4 million of investment securities. There were no significant sales of investment securities during 2025 and 2024.

Maturity Distribution. The following table shows the Company's AFS and HTM investment securities maturity distribution based on contractual maturity at December 31, 2025. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations. Mortgage-backed securities and certain amortizing U.S. government agency securities are shown separately since they are not due at a certain maturity date. Equity securities do not have a contractual maturity date.

	Available for Sale		Held to Maturity	
	Amortized	Fair	Amortized	Fair
(Dollars in Thousands)	Cost	Value	Cost	Value
Due in one year or less	$ 102,643	$ 102,057	$ 129,782	$ 129,268
Due after one through five years	335,400	335,032	-	-
Due after five through ten years	25,188	23,042	-	-
Mortgage-Backed Securities	59,699	52,004	247,664	240,052
U.S. Government Agency	125,519	123,690	-	-
Other Securities	8,097	8,097	-	-
Total	$ 656,546	$ 643,922	$ 377,446	$ 369,320

Unrealized Losses. The following table summarizes the investment securities with unrealized losses at December 31, aggregated by major security type and length of time in a continuous unrealized loss position:

(Dollars in Thousands)	Less Than 12 Months Fair Value	Less Than 12 Months Unrealized Losses	Greater Than 12 Months Fair Value	Greater Than 12 Months Unrealized Losses	Total Fair Value	Total Unrealized Losses
December 31, 2025						
Available for Sale						
U.S. Government Treasury	$ 31,319	$ 22	$ 8,902	$ 149	$ 40,221	$ 171
U.S. Government Agency	62,809	182	91,760	2,302	154,569	2,484
States and Political Subdivisions	3,030	124	30,705	1,921	33,735	2,045
Mortgage-Backed Securities	-	-	51,932	7,697	51,932	7,697
Corporate Debt Securities	-	-	42,333	2,236	42,333	2,236
Total	97,158	328	225,632	14,305	322,790	14,633
Held to Maturity						
U.S. Government Treasury	-	-	129,268	514	129,268	514
Mortgage-Backed Securities	33,589	98	106,262	8,444	139,851	8,542
Total	$ 33,589	$ 98	$ 235,530	$ 8,958	$ 269,119	$ 9,056
December 31, 2024						
Available for Sale						
U.S. Government Treasury	$ 81,363	$ 318	$ 14,510	$ 616	$ 95,873	$ 934
U.S. Government Agency	33,155	184	100,844	5,394	133,999	5,578
States and Political Subdivisions	2,728	164	36,654	3,663	39,382	3,827
Mortgage-Backed Securities	54	-	55,409	10,902	55,463	10,902
Corporate Debt Securities	3,093	249	48,369	4,195	51,462	4,444
Total	120,393	915	255,786	24,770	376,179	25,685
Held to Maturity						
U.S. Government Treasury	-	-	361,529	6,476	361,529	6,476
Mortgage-Backed Securities	58,230	1,000	119,353	15,235	177,583	16,235
Total	$ 58,230	$ 1,000	$ 480,882	$ 21,711	$ 539,112	$ 22,711

At December 31, 2025, there were 736 positions (combined AFS and HTM securities) with pre-tax unrealized losses totaling $23.7 million. At December 31, 2024 there were 856 positions (combined AFS and HTM securities) with pre-tax unrealized losses totaling $48.4 million. For 2025, 29 of these of these positions were U.S. Treasury bonds and carry the full faith and credit of the U.S. Government. 625 of these positions were U.S. government agency and mortgage-backed securities issued by U.S. government sponsored entities. We believe the long history of no credit losses on government securities indicates that the expectation of nonpayment of the amortized cost basis is zero. The remaining 82 positions (municipal securities and corporate bonds) have a credit component. At December 31, 2025, all collateralized mortgage obligation securities ("CMO"), MBS, Small Business Administration securities ("SBA"), U.S. Agency, and U.S. Treasury bonds held were AA1 or above rated. At December 31, 2025, corporate debt securities had an allowance for credit losses of $42 thousand. None of the securities held by the Company were past due or in nonaccrual status at December 31, 2025.

Credit Quality Indicators

The Company monitors the credit quality of its investment securities through various risk management procedures, including the monitoring of credit ratings. A large portion of the debt securities in the Company's investment portfolio were issued by a U.S. government entity or agency and are either explicitly or implicitly guaranteed by the U.S. government. The Company believes the long history of no credit losses on these securities indicates that the expectation of nonpayment of the amortized cost basis is zero, even if the U.S. government were to technically default. Further, certain municipal securities held by the Company have been pre-refunded and secured by government guaranteed treasuries. Therefore, for the aforementioned securities, the Company does not assess or record expected credit losses due to the zero loss assumption. The Company monitors the credit quality of its municipal and corporate securities portfolio via credit ratings which are updated on a quarterly basis. On a quarterly basis, municipal and corporate securities in an unrealized loss position are evaluated to determine if the loss is attributable to credit related factors and if an allowance for credit loss is needed.

Note 3
LOANS HELD FOR INVESTMENT AND ALLOWANCE FOR CREDIT LOSSES

Loan Portfolio Composition. The composition of the HFI loan portfolio at December 31 was as follows:

(Dollars in Thousands)	2025		2024	
Commercial, Financial and Agricultural	$	180,341	$	189,208
Real Estate – Construction		146,920		219,994
Real Estate – Commercial Mortgage		768,731		779,095
Real Estate – Residential[1]		1,025,690		1,042,504
Real Estate – Home Equity		240,897		220,064
Consumer[2]		183,539		200,685
Loans Held for Investment, Net of Unearned Income	$	2,546,118	$	2,651,550

[1] *Includes loans in process with outstanding balances of $5.6 million and $13.6 million for 2025 and 2024, respectively.*
[2] *Includes overdraft balances of $1.2 million at December 31, 2025 and 2024.*

Net deferred costs, which include premiums on purchased loans, included in loans were $8.6 million at December 31, 2025 and $8.3 million at December 31, 2024.

Accrued interest receivable on loans which is excluded from amortized cost totaled $9.8 million at December 31, 2025 and $10.3 million at December 31, 2024, and is reported separately in Other Assets.

The Company has pledged a floating lien on certain 1-4 family residential mortgage loans, commercial real estate mortgage loans, and home equity loans to support available borrowing capacity at the FHLB and has pledged a blanket floating lien on all consumer loans, commercial loans, and construction loans to support available borrowing capacity at the Federal Reserve Bank of Atlanta.

Loan Purchases and Sales. During the year ended December 31, 2025, the Company sold loans classified as held for investment totaling $4.7 million, resulting in a net loss of $0.2 million. The Company retained no continuing interest in the loans sold.

Allowance for Credit Losses. The methodology for estimating the amount of credit losses reported in the allowance for credit losses ("ACL") has two basic components: first, an asset-specific component involving loans that do not share risk characteristics and the measurement of expected credit losses for such individual loans; and second, a pooled component for expected credit losses for pools of loans that share similar risk characteristics. This methodology is discussed further in Note 1 – Significant Accounting Policies.

The following table details the activity in the allowance for credit losses by portfolio segment for the years ended December 31. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

(Dollars in Thousands)	Commercial Financial, Agricultural	Real Estate Construction	Real Estate Commercial Mortgage	Real Estate Residential	Real Estate Home Equity	Consumer	Total
2025							
Beginning Balance	$ 1,514	$ 2,384	$ 5,867	$ 14,568	$ 1,952	$ 2,966	$ 29,251
Provision for Credit Losses	688	(703)	950	680	393	3,327	5,335
Charge-Offs	(782)	-	(4)	(136)	(44)	(5,954)	(6,920)
Recoveries	331	-	46	205	67	2,686	3,335
Net (Charge-Offs) Recoveries	(451)	-	42	69	23	(3,268)	(3,585)
Ending Balance	$ 1,751	$ 1,681	$ 6,859	$ 15,317	$ 2,368	$ 3,025	$ 31,001
2024							
Beginning Balance	$ 1,482	$ 2,502	$ 5,782	$ 15,056	$ 1,818	$ 3,301	$ 29,941
Provision for Credit Losses	1,165	(74)	(173)	(603)	129	4,531	4,975
Charge-Offs	(1,512)	(47)	(3)	(61)	(132)	(7,627)	(9,382)
Recoveries	379	3	261	176	137	2,761	3,717
Net (Charge-Offs) Recoveries	(1,133)	(44)	258	115	5	(4,866)	(5,665)
Ending Balance	$ 1,514	$ 2,384	$ 5,867	$ 14,568	$ 1,952	$ 2,966	$ 29,251
2023							
Beginning Balance	$ 1,506	$ 2,654	$ 4,815	$ 10,741	$ 1,864	$ 3,488	$ 25,068
Provision for Credit Losses	210	(154)	1,035	4,141	(233)	4,596	9,595
Charge-Offs	(511)	-	(120)	(79)	(39)	(8,543)	(9,292)
Recoveries	277	2	52	253	226	3,760	4,570
Net (Charge-Offs) Recoveries	(234)	2	(68)	174	187	(4,783)	(4,722)
Ending Balance	$ 1,482	$ 2,502	$ 5,782	$ 15,056	$ 1,818	$ 3,301	$ 29,941

The $1.8 million increase in the allowance for credit losses in 2025 reflected a credit loss provision of $5.3 million and net loan charge-offs of $3.6 million. The $0.7 million decrease in the allowance for credit losses in 2024 reflected a credit loss provision of $5.0 million and net loan charge-offs of $5.7 million. The increase in the allowance in 2025 was primarily attributable to qualitative factor adjustments that were partially offset by lower loan balances. The decrease in the allowance in 2024 was primarily due to lower new loan volume and loan balances and favorable loan grade migration. Four unemployment rate forecast scenarios continue to be utilized to estimate probability of default and are weighted based on management's estimate of probability. See Note 1 – Significant accounting policies for more on the calculation of the provision for credit losses. See Note 21 – Commitments and Contingencies for information on the provision for credit losses related to off-balance sheet commitments.

Loan Portfolio Aging. A loan is defined as a past due loan when one full payment is past due or a contractual maturity is over 30 days past due ("DPD").

The following table presents the aging of the amortized cost basis in accruing past due loans by class of loans at December 31,

(Dollars in Thousands)	30-59 DPD	60-89 DPD	90 + DPD	Total Past Due	Total Current	Nonaccrual Loans	Total Loans
2025							
Commercial, Financial and Agricultural	$ 537	$ 172	$ -	$ 709	$ 178,354	$ 1,278	$ 180,341
Real Estate – Construction	295	-	-	295	146,625	-	146,920
Real Estate – Commercial Mortgage	1,386	-	-	1,386	764,785	2,560	768,731
Real Estate – Residential	807	1,930	-	2,737	1,020,810	2,143	1,025,690
Real Estate – Home Equity	67	-	-	67	239,061	1,769	240,897
Consumer	1,561	262	-	1,823	180,871	845	183,539
Total	$ 4,653	$ 2,364	$ -	$ 7,017	$ 2,530,506	$ 8,595	$ 2,546,118
2024							
Commercial, Financial and Agricultural	$ 340	$ 50	$ -	$ 390	$ 188,781	$ 37	$ 189,208
Real Estate – Construction	-	-	-	-	219,994	-	219,994
Real Estate – Commercial Mortgage	719	100	-	819	777,710	566	779,095
Real Estate – Residential	185	498	-	683	1,038,694	3,127	1,042,504
Real Estate – Home Equity	122	-	-	122	218,160	1,782	220,064
Consumer	2,154	143	-	2,297	197,598	790	200,685
Total	$ 3,520	$ 791	$ -	$ 4,311	$ 2,640,937	$ 6,302	$ 2,651,550

Nonaccrual Loans. Loans are generally placed on nonaccrual status if principal or interest payments become 90 days past due and/or management deems the collectability of the principal and/or interest to be doubtful. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current or when future payments are reasonably assured. The Company did not recognize a significant amount of interest income on nonaccrual loans for the years ended December 31, 2025 and 2024.

The following table presents the amortized cost basis of loans in nonaccrual status and loans past due over 90 days and still on accrual by class of loans.

(Dollars in Thousands)	2025 Nonaccrual With No ACL	2025 Nonaccrual With ACL	2025 90 + Days Still Accruing	2024 Nonaccrual With No ACL	2024 Nonaccrual With ACL	2024 90 + Days Still Accruing
Commercial, Financial and Agricultural	$ 1,038	$ 240	$ -	$ -	$ 37	$ -
Real Estate – Construction	-	-	-	-	-	-
Real Estate – Commercial Mortgage	753	1,807	-	427	139	-
Real Estate – Residential	1,275	868	-	2,046	1,081	-
Real Estate – Home Equity	1,382	387	-	509	1,273	-
Consumer	-	845	-	-	790	-
Total Nonaccrual Loans	$ 4,448	$ 4,147	$ -	$ 2,982	$ 3,320	$ -

Collateral Dependent Loans. The following table presents the amortized cost basis of collateral dependent loans at December 31:

(Dollars in Thousands)	2025		2024	
	Real Estate Secured	Non Real Estate Secured	Real Estate Secured	Non Real Estate Secured
Commercial, Financial and Agricultural	$ -	$ 1,087	$ -	$ 39
Real Estate – Construction	-	-	-	-
Real Estate – Commercial Mortgage	2,450	-	427	-
Real Estate – Residential	1,275	-	2,476	-
Real Estate – Home Equity	1,561	-	651	-
Consumer	-	-	-	55
Total	$ 5,286	$ 1,087	$ 3,554	$ 94

A loan is collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is dependent on the sale or operation of the underlying collateral.

The Bank's collateral dependent loan portfolio is comprised primarily of real estate secured loans, collateralized by either residential or commercial collateral types. The loans are carried at fair value based on current values determined by either independent appraisals or internal evaluations, adjusted for selling costs or other amounts to be deducted when estimating expected net sales proceeds.

Residential Real Estate Loans In Process of Foreclosure. At December 31, 2025 and 2024, the Company had $0.2 million and $0.5 million, respectively, in 1-4 family residential real estate loans for which formal foreclosure proceedings were in process.

Modifications to Borrowers Experiencing Financial Difficulty. Occasionally, the Company may modify loans to borrowers who are experiencing financial difficulty. Loan modifications to borrowers in financial difficulty are loans in which the Company has granted an economic concession to the borrower that it would not otherwise consider. In these instances, as part of a work-out alternative, the Company will make concessions including the extension of the loan term, a principal moratorium, a reduction in the interest rate, or a combination thereof. The impact of the modifications and defaults are factored into the allowance for credit losses on a loan-by-loan basis. Thus, specific reserves are established based upon the results of either a discounted cash flow analysis or the underlying collateral value, if the loan is deemed to be collateral dependent. A modified loan classification can be removed if the borrower's financial condition improves such that the borrower is no longer in financial difficulty, the loan has not had any forgiveness of principal or interest, and the loan is subsequently refinanced or restructured at market terms and qualifies as a new loan.

The financial effects of the loan modifications made to borrowers during the 12 months ended December 31, 2025 and 2024 were not significant.

During the year ended December 31, 2025, the Company modified three commercial mortgage loans to borrowers experiencing financial difficulty. One loan for $2.5 million at the modification date was provided a 6-month interest only extension in exchange for additional collateral and had a $2.1 million balance at December 31, 2025. Two loans totaling $1.4 million were provided a 5-month interest only forbearance period, and the outstanding balances at the modification date remained unchanged at December 31, 2025. All three loans were current with no payment delay at December 31, 2025.

During the year ended December 31, 2024, the Company modified one commercial mortgage loan due to the borrower experiencing financial difficulty. The balance of the loan at December 31, 2024 was $0.3 million. The Company reduced the interest rate on the loan by 1% in addition to extending the term of the loan from 5 to 20 years. The loan was on non-accrual status at December 31, 2024 and did not have a payment delay as of December 31, 2024.

Credit Risk Management. The Company has adopted comprehensive lending policies, underwriting standards and loan review procedures designed to maximize loan income within an acceptable level of risk. Management and the Board of Directors of the Company review and approve these policies and procedures on a regular basis (at least annually).

Reporting systems are used to monitor loan originations, loan quality, concentrations of credit, loan delinquencies and nonperforming loans and potential problem loans. Management and the Credit Risk Oversight Committee periodically review our lines of business to monitor asset quality trends and the appropriateness of credit policies. In addition, total borrower exposure limits are established, and concentration risk is monitored. As part of this process, the overall composition of the loan portfolio is reviewed to gauge diversification of risk, client concentrations, industry group, loan type, geographic area, or other relevant classifications of loans. Specific segments of the loan portfolio are monitored and reported to the Board on a quarterly basis and have strategic plans in place to supplement board-approved credit policies governing exposure limits and underwriting standards. Detailed below are the types of loans within the Company's loan portfolio and risk characteristics unique to each.

Commercial, Financial, and Agricultural – Loans in this category are primarily made based on identified cash flows of the borrower with consideration given to underlying collateral and personal or other guarantees. Lending policy establishes debt service coverage ratio limits that require a borrower's cash flow to be sufficient to cover principal and interest payments on all new and existing debt. The majority of these loans are secured by the assets being financed or other business assets such as accounts receivable, inventory, or equipment. Collateral values are determined based upon third-party appraisals and evaluations. Loan to value ratios at origination are governed by established policy guidelines.

Real Estate Construction – Loans in this category consist of short-term construction loans, revolving and non-revolving credit lines and construction/permanent loans made to individuals and investors to finance the acquisition, development, construction or rehabilitation of real property. These loans are primarily made based on identified cash flows of the borrower or project and generally secured by the property being financed, including 1-4 family residential properties and commercial properties that are either owner-occupied or investment in nature. These properties may include either vacant or improved property. Construction loans are generally based upon estimates of costs and value associated with the completed project. Collateral values are determined based upon third-party appraisals and evaluations. Loan to value ratios at origination are governed by established policy guidelines. The disbursement of funds for construction loans is made in relation to the progress of the project and as such these loans are closely monitored by on-site inspections.

Real Estate Commercial Mortgage – Loans in this category consist of commercial mortgage loans secured by property that is either owner-occupied or investment in nature. These loans are primarily made based on identified cash flows of the borrower or project with consideration given to underlying real estate collateral and personal guarantees. Lending policy establishes debt service coverage ratios and loan to value ratios specific to the property type. Collateral values are determined based upon third-party appraisals and evaluations.

Real Estate Residential – Residential mortgage loans held in the Company's loan portfolio are made to borrowers that demonstrate the ability to make scheduled payments with full consideration to underwriting factors such as current income, employment status, current assets, other financial resources, credit history, and the value of the collateral. Collateral consists of mortgage liens on 1-4 family residential properties. Collateral values are determined based upon third party appraisals and evaluations. The Company does not originate sub-prime loans.

Real Estate Home Equity – Home equity loans and lines are made to qualified individuals for legitimate purposes generally secured by senior or junior mortgage liens on owner-occupied 1-4 family homes or vacation homes. Borrower qualifications include favorable credit history combined with supportive income and debt ratio requirements and combined loan to value ratios within established policy guidelines. Collateral values are determined based upon third-party appraisals and evaluations.

Consumer Loans – This loan category includes personal installment loans, direct and indirect automobile financing, and overdraft lines of credit. The majority of the consumer loan category consists of indirect and direct automobile loans. Lending policy establishes maximum debt to income ratios, minimum credit scores, and includes guidelines for verification of applicants' income and receipt of credit reports.

Credit Quality Indicators. As part of the ongoing monitoring of the Company's loan portfolio quality, management categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment performance, credit documentation, and current economic and market trends, among other factors. Risk ratings are assigned to each loan and revised as needed through established monitoring procedures for individual loan relationships over a predetermined amount and review of smaller balance homogenous loan pools. The Company uses the definitions noted below for categorizing and managing its criticized loans. Loans categorized as "Pass" do not meet the criteria set forth below and are not considered criticized.

Special Mention – Loans in this category are presently protected from loss, but weaknesses are apparent which, if not corrected, could cause future problems. Loans in this category may not meet required underwriting criteria and have no mitigating factors. More than the ordinary amount of attention is warranted for these loans.

Substandard – Loans in this category exhibit well-defined weaknesses that would typically bring normal repayment into jeopardy. These loans are no longer adequately protected due to well-defined weaknesses that affect the repayment capacity of the borrower. The possibility of loss is much more evident and above average supervision is required for these loans.

Doubtful – Loans in this category have all the weaknesses inherent in a loan categorized as Substandard, with the characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Performing/Nonperforming – Loans within certain homogenous loan pools (home equity and consumer) are not individually reviewed but are monitored for credit quality via the aging status of the loan and by payment activity. The performing or nonperforming status is updated on an on-going basis dependent upon improvement and deterioration in credit quality.

The following tables summarize gross loans held for investment at December 31, 2025 and December 31, 2024 and current period gross write-offs for each of the 12-month periods ended December 31, 2025 and December 31, 2024 by years of origination and internally assigned credit risk ratings (refer to Credit Risk Management section for detail on risk rating system).

| (Dollars in Thousands) | Term Loans by Origination Year | | | | | | Revolving | |
December 31, 2025	2025	2024	2023	2022	2021	Prior	Loans	Total
Commercial, Financial, Agricultural:								
Pass	$ 37,680	$ 23,425	$ 22,907	$ 23,068	$ 10,922	$ 8,740	$ 48,354	$ 175,096
Special Mention	322	121	2,740	63	4	180	163	3,593
Substandard	-	146	95	245	16	36	1,114	1,652
Total	$ 38,002	$ 23,692	$ 25,742	$ 23,376	$ 10,942	$ 8,956	$ 49,631	$ 180,341
Current-Period Gross Writeoffs	$ -	$ 209	$ 114	$ 344	$ 70	$ 1	$ 44	$ 782
Real Estate - Construction:								
Pass	$ 76,850	$ 39,024	$ 3,298	$ 14,996	$ 53	$ 187	$ 9,295	$ 143,703
Special Mention	-	-	372	2,127	-	-	-	2,499
Substandard	-	-	718	-	-	-	-	718
Total	$ 76,850	$ 39,024	$ 4,388	$ 17,123	$ 53	$ 187	$ 9,295	$ 146,920
Current-Period Gross Writeoffs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Real Estate - Commercial Mortgage:								
Pass	$ 93,723	$ 76,348	$ 101,262	$ 174,959	$ 92,388	$ 152,307	$ 22,555	$ 713,542
Special Mention	9,830	4,477	5,725	20,547	3,922	4,074	720	49,295
Substandard	750	1,402	98	418	1,229	1,847	150	5,894
Total	$ 104,303	$ 82,227	$ 107,085	$ 195,924	$ 97,539	$ 158,228	$ 23,425	$ 768,731
Current-Period Gross Writeoffs	$ -	$ -	$ -	$ -	$ -	$ 4	$ -	$ 4
Real Estate - Residential:								
Pass	$ 142,278	$ 130,895	$ 269,844	$ 316,402	$ 59,950	$ 87,545	$ 10,521	$ 1,017,435
Special Mention	-	-	-	116	954	807	378	2,255
Substandard	-	558	429	1,201	1,310	2,341	161	6,000
Total	$ 142,278	$ 131,453	$ 270,273	$ 317,719	$ 62,214	$ 90,693	$ 11,060	$ 1,025,690
Current-Period Gross Writeoffs	$ -	$ 27	$ 59	$ 32	$ -	$ 18	$ -	$ 136
Real Estate - Home Equity:								
Performing	$ 391	$ 9	$ 411	$ 19	$ 106	$ 587	$ 237,678	$ 239,201
Nonperforming	-	-	-	-	-	-	1,696	1,696
Total	$ 391	$ 9	$ 411	$ 19	$ 106	$ 587	$ 239,374	$ 240,897
Current-Period Gross Writeoffs	$ -	$ -	$ -	$ -	$ -	$ 9	$ 35	$ 44
Consumer:								
Performing	$ 63,443	$ 21,866	$ 27,919	$ 31,464	$ 21,524	$ 5,164	$ 11,315	$ 182,695
Nonperforming	186	191	149	215	72	31	-	844
Total	$ 63,629	$ 22,057	$ 28,068	$ 31,679	$ 21,596	$ 5,195	$ 11,315	$ 183,539
Current-Period Gross Writeoffs	$ 2,789	$ 376	$ 1,003	$ 1,036	$ 454	$ 144	$ 152	$ 5,954

(Dollars in Thousands) December 31, 2024	**Term Loans by Origination Year**						**Revolving** **Loans**	**Total**
	2024	**2023**	**2022**	**2021**	**2020**	**Prior**		
Commercial, Financial, Agricultural:								
Pass	$ 35,596	$ 36,435	$ 37,506	$ 18,433	$ 4,610	$ 9,743	$ 41,720	$ 184,043
Special Mention	435	3,979	261	9	-	-	76	4,760
Substandard	-	-	193	12	58	71	71	405
Total	$ 36,031	$ 40,414	$ 37,960	$ 18,454	$ 4,668	$ 9,814	$ 41,867	$ 189,208
Current-Period Gross Writeoffs	$ 9	$ 548	$ 500	$ 111	$ 160	$ 1	$ 183	$ 1,512
Real Estate - Construction:								
Pass	$ 105,148	$ 73,615	$ 29,821	$ 53	$ -	$ 185	$ 8,288	$ 217,110
Special Mention	1,555	-	1,329	-	-	-	-	2,884
Total	$ 106,703	$ 73,615	$ 31,150	$ 53	$ -	$ 185	$ 8,288	$ 219,994
Current-Period Gross Writeoffs	$ -	$ -	$ 47	$ -	$ -	$ -	$ -	$ 47
Real Estate - Commercial Mortgage:								
Pass	$ 77,561	$ 110,183	$ 207,574	$ 109,863	$ 87,369	$ 122,272	$ 26,324	$ 741,146
Special Mention	171	2,913	17,031	-	2,253	4,402	530	27,300
Substandard	-	2,463	3,403	869	2,508	1,305	101	10,649
Total	$ 77,732	$ 115,559	$ 228,008	$ 110,732	$ 92,130	$ 127,979	$ 26,955	$ 779,095
Current-Period Gross Writeoffs	$ -	$ -	$ -	$ -	$ -	$ -	$ 3	$ 3
Real Estate - Residential:								
Pass	$ 165,050	$ 316,521	$ 358,851	$ 71,423	$ 31,169	$ 76,921	$ 11,872	$ 1,031,807
Special Mention	-	265	-	1,104	468	534	521	2,892
Substandard	-	528	1,450	1,446	1,295	2,918	168	7,805
Total	$ 165,050	$ 317,314	$ 360,301	$ 73,973	$ 32,932	$ 80,373	$ 12,561	$ 1,042,504
Current-Period Gross Writeoffs	$ -	$ 13	$ -	$ -	$ -	$ 48	$ -	$ 61
Real Estate - Home Equity:								
Performing	$ 801	$ 521	$ 30	$ 119	$ 9	$ 821	$ 215,981	$ 218,282
Nonperforming	-	-	-	-	-	-	1,782	1,782
Total	$ 801	521	30	119	9	821	217,763	220,064
Current-Period Gross Writeoffs	$ -	$ -	$ -	$ -	$ -	$ -	$ 132	$ 132
Consumer:								
Performing	$ 32,293	$ 44,995	$ 55,942	$ 42,002	$ 10,899	$ 4,116	$ 9,648	$ 199,895
Nonperforming	10	174	321	156	58	71	-	790
Total	$ 32,303	$ 45,169	$ 56,263	$ 42,158	$ 10,957	$ 4,187	$ 9,648	$ 200,685
Current-Period Gross Writeoffs	$ 2,562	$ 1,605	$ 2,088	$ 897	$ 237	$ 76	$ 162	$ 7,627

Note 4
MORTGAGE BANKING ACTIVITIES

The Company's mortgage banking activities include mandatory delivery loan sales, forward sales contracts used to manage residential loan pipeline price risk, utilization of warehouse lines to fund secondary market residential loan closings, and residential mortgage servicing.

Residential Mortgage Loan Production

The Company originates, markets, and services conventional and government-sponsored residential mortgage loans. Generally, conforming fixed rate residential mortgage loans are held for sale in the secondary market and non-conforming and adjustable-rate residential mortgage loans may be held for investment. The volume of residential mortgage loans originated for sale and secondary market prices are the primary drivers of origination revenue.

Residential mortgage loan commitments are generally outstanding for 30 to 90 days, which represents the typical period from commitment to originate a residential mortgage loan to when the closed loan is sold to an investor. Residential mortgage loan commitments are subject to both credit and price risk. Credit risk is managed through underwriting policies and procedures, including collateral requirements, which are generally accepted by the secondary loan markets. Price risk is primarily related to interest rate fluctuations and is partially managed through forward sales of residential mortgage-backed securities (primarily TBAs) or mandatory delivery commitments with investors.

The unpaid principal balance of residential mortgage loans held for sale, notional amounts of derivative contracts related to residential mortgage loan commitments and forward contract sales and their related fair values are set forth below.

(Dollars in Thousands)	December 31, 2025		December 31, 2024	
	Unpaid Principal Balance/Notional	Fair Value	Unpaid Principal Balance/Notional	Fair Value
Residential Mortgage Loans Held for Sale	$ 20,944	$ 21,695	$ 28,117	$ 28,672
Residential Mortgage Loan Commitments[1]	20,699	464	15,000	248
Forward Sales Contracts[2]	25,500	(84)	16,000	96
		$ 22,075		$ 29,016

[1]*Recorded in other assets at fair value*
[2]*Recorded in other liabilities and other assets at fair value at December 31, 2025 and 2024, respectively*

At December 31, 2025 and 2024, the Company had no residential mortgage loans held for sale 30-89 days past due or on nonaccrual status.

Mortgage banking revenues for the year ended December 31, were as follows:

(Dollars in Thousands)	2025	2024	2023
Net realized gain on sales of mortgage loans	$ 13,605	$ 11,492	$ 5,297
Net change in unrealized gain on mortgage loans held for sale	326	(384)	(252)
Net change in the fair value of mortgage loan commitments	216	(275)	(296)
Net change in the fair value of forward sales contracts	(180)	305	(395)
Pair-Offs on net settlement of forward sales contracts	(473)	331	367
Mortgage servicing rights additions	167	303	651
Net origination fees	3,298	2,571	5,028
Total mortgage banking revenues	$ 16,959	$ 14,343	$ 10,400

Residential Mortgage Servicing

The Company may retain the right to service residential mortgage loans sold. The unpaid principal balance of loans serviced for others is the primary driver of servicing revenue.

The following represents a summary of mortgage servicing rights.

(Dollars in Thousands)		2025		2024
Number of residential mortgage loans serviced for others		456		504
Outstanding principal balance of residential mortgage loans serviced for others	$	118,429	$	135,416
Weighted average interest rate		5.69%		5.86%
Remaining contractual term (in months)		354		348

Conforming conventional loans serviced by the Company are sold to the FNMA on a non-recourse basis, whereby foreclosure losses are generally the responsibility of FNMA and not the Company. The government loans serviced by the Company are secured through the GNMA, whereby the Company is insured against loss by the Federal Housing Administration or partially guaranteed against loss by the Veterans Administration. At December 31, 2025, the servicing portfolio balance consisted of the following loan types: FNMA (61.2%), GNMA (4.4%), and private investor (34.4%). FNMA and private investor loans are structured as actual/actual payment remittance.

At December 31, 2025 and 2024, the Company did not have delinquent residential mortgage loans currently in GNMA pools serviced by the Company. The right to repurchase these loans and the corresponding liability has been recorded in other assets and other liabilities, respectively, in the Consolidated Statements of Financial Condition. The Company had no repurchases for the 12 months ended December 31, 2025 and 2024, of GNMA delinquent or defaulted mortgage loans with the intention to modify their terms and include the loans in new GNMA pools.

Activity in the capitalized mortgage servicing rights for the year ended December 31 was as follows:

(Dollars in Thousands)		2025		2024		2023
Beginning balance	$	933	$	831	$	2,599
Additions due to loans sold with servicing retained		167		303		651
Deletions and amortization		(176)		(201)		(232)
Sale of Servicing Rights[1]		-		-		(2,187)
Ending balance	$	924	$	933	$	831

[1]*In 2023, the Company sold an MSR portfolio with an unpaid principal balance of $334 million for a sales price of $4.0 million, recognizing a $1.38 million gain on sale, recorded in other noninterest income on the Consolidated Statement of Income.*

The Company did not record any permanent impairment losses on mortgage servicing rights for the years ended December 31, 2025 and 2024.

The key unobservable inputs used in determining the fair value of the Company's mortgage servicing rights at December 31, were as follows:

		2025			2024	
		Minimum	Maximum		Minimum	Maximum
Discount rates		9.50%	12.00%		9.50%	12.00%
Annual prepayment speeds		8.50%	18.73%		9.14%	18.88%
Cost of servicing (per loan)	$	85	95	$	85	95

Changes in residential mortgage interest rates directly affect the prepayment speeds used in valuing the Company's mortgage servicing rights. A separate third-party model is used to estimate prepayment speeds based on interest rates, housing turnover rates, estimated loan curtailment, anticipated defaults, and other relevant factors. The weighted average annual prepayment speed was 13.05% at December 31, 2025 and 13.44% at December 31, 2024.

Warehouse Line Borrowings

The Company has the following warehouse lines of credit and master repurchase agreements with various financial institutions at December 31, 2025:

(Dollars in Thousands)		Amounts Outstanding
$20 million master repurchase agreement without defined expiration. Interest is at the SOFR rate plus 2.25% to plus 3.25%, with a floor rate of 3.25% to 4.25%. A cash pledge deposit of $0.1 million is required by the lender.	$	13,104
$25 million warehouse line of credit agreement expiring in June 2026. Interest is at the SOFR plus 2.50% to 3.00%.		14,970
	$	28,074

Warehouse line borrowings are classified as short-term borrowings. At December 31, 2024, warehouse line borrowings totaled $1.9 million. At December 31, 2025, the Company had mortgage loans held for sale pledged as collateral under the above warehouse lines of credit and master repurchase agreements. The above agreements also contain covenants which include certain financial requirements, including maintenance of minimum tangible net worth, minimum liquid assets and maximum debt to net worth ratio, as defined in the agreements. The Company was in compliance with all significant debt covenants at December 31, 2025.

The Company intends to renew the warehouse lines of credit and master repurchase agreements when they mature.

The Company extended a $50 million warehouse line of credit to CCHL. Balances and transactions under this line of credit were eliminated in the Company's consolidated financial statements and thus not included in the total short-term borrowings noted on the Consolidated Statement of Financial Condition. The line of credit was discontinued in December 2025. The balance of this line of credit at December 31, 2024 was $32.8 million.

Note 5
DERIVATIVES

The Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments principally related to the Company's subordinated debt.

Cash Flow Hedges of Interest Rate Risk

At December 31, 2024, the Company maintained interest rate swaps with notional amounts totaling $30 million designated as a cash flow hedge for subordinated debt. Under the swap arrangement, the Company paid a fixed interest rate of 2.50% and received a variable interest rate based on three-month CME Term SOFR (secured overnight financing rate). In October 2025, the Company terminated the swaps and derecognized the derivative assets. The unrealized gain of $2.7 million is deferred in accumulated other comprehensive income and will be amortized on a straight-line basis into interest expense through the remaining term of the original cash flow hedge. The Company estimates there will be approximately $0.8 million reclassified as a decrease to interest expense within the next 12 months.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in accumulated other comprehensive loss ("AOCI") and subsequently reclassified into interest expense in the same period(s) during which the hedged transaction affects earnings. Amounts reported in accumulated other comprehensive loss related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate subordinated debt.

The following table reflects the cash flow hedges included in the Consolidated Statements of Financial Condition.

(Dollars in Thousands)	Statement of Financial Condition Location	Notional Amount	Fair Value	Weighted Average Maturity (Years)
Interest rate swaps related to subordinated debt:				
December 31, 2024	Other Assets	$ 30,000	$ 5,319	5.5

The following table presents the net gains (losses) recorded in AOCI and the Consolidated Statement of Income related to the cash flow derivative instruments (interest rate swaps related to subordinated debt).

(Dollars in Thousands)	Category	Amount of Gain (Loss) Recognized in AOCI	Amount of Gain (Loss) Reclassified from AOCI to Income
December 31, 2025	Interest Expense	$ 2,676	$ 1,102
December 31, 2024	Interest Expense	$ 3,971	$ 1,459
December 31, 2023	Interest Expense	$ 3,969	$ 1,395

At December 31, 2024, the Company had a collateral liability of $5.5 million.

Note 6
PREMISES AND EQUIPMENT

The composition of the Company's premises and equipment at December 31 was as follows:

(Dollars in Thousands)	2025	2024
Land	$ 21,391	$ 22,251
Buildings	106,104	111,313
Fixtures and Equipment	58,921	64,528
Total Premises and Equipment	186,416	198,092
Accumulated Depreciation	(106,959)	(116,140)
Premises and Equipment, Net	$ 79,457	$ 81,952

Depreciation expense for the above premises and equipment was approximately $7.4. million, $7.7 million, and $7.9 million in 2025, 2024, and 2023, respectively.

Note 7
LEASES

Operating leases in which the Company is the lessee are recorded as operating lease right of use ("ROU") assets and operating liabilities, included in other assets and liabilities, respectively, on its Consolidated Statement of Financial Condition.

Operating lease ROU assets represent the Company's right to use an underlying asset during the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement based on the present value of the remaining lease payments using a discount rate that represents the Company's incremental borrowing rate at the lease commencement date. Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term and is recorded in occupancy expense in the Consolidated Statement of Income.

The Company's operating leases primarily relate to banking offices with remaining lease terms from one to forty-two years. The Company's leases are not complex and do not contain residual value guarantees, variable lease payments, or significant assumptions or judgments made in applying the requirements of ASC Topic 842. Operating leases with an initial term of 12 months or less are not recorded on the Consolidated Statement of Financial Condition and the related lease expense is recognized on a straight-line basis over the lease term. At December 31, 2025, the operating lease ROU assets and liabilities were $26.3 million and $26.9 million, respectively. At December 31, 2024, the operating lease ROU assets and liabilities were $24.9 million and $25.5 million, respectively. The Company recognized $0.1 million and $0.7 million of rental income during the 12 months ended December 31, 2025 and 2024, respectively, for a lease that terminated in February 2025. The Company does not have any finance leases.

The table below summarizes our lease expense and other information at December 31, related to the Company's operating leases:

(Dollars in Thousands)	2025		2024		2023	
Operating lease expense	$	3,604	$	3,347	$	2,919
Short-term lease expense		857		838		622
Total lease expense	$	4,461	$	4,185	$	3,541
Other information:						
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	3,574	$	3,147	$	2,847
Right-of-use assets obtained in exchange for new operating lease liabilities		4,069		395		6,748
Weighted-average remaining lease term — operating leases (in years)		15.7		16.4		16.9
Weighted-average discount rate — operating leases		3.7 %		3.6 %		3.5 %

The table below summarizes the maturity of remaining lease liabilities:

(Dollars in Thousands)	December 31, 2025	
2026	$	3,601
2027		3,397
2028		3,111
2029		2,880
2030		2,848
2031 and thereafter		18,445
Total	$	34,282
Less: Interest		(7,350)
Present Value of Lease Liability	$	26,932

A related party is the lessor in an operating lease with the Company. The terms of this lease agreement are further described in Note 19 – Related Party Transactions.

In December 2024, the Company entered into a sale leaseback agreement related to the sale of an office location. This agreement contained a two-year operating lease which resulted in the recognition of a right-of-use asset and lease liability. Further, the sale resulted in a gain on sale of $0.7 million included in other noninterest income.

Note 8
GOODWILL AND OTHER INTANGIBLES

At December 31, 2025 and 2024, the Company had goodwill of $89.1 and $91.8 million, respectively. Goodwill is tested for impairment on an annual basis, or more often if impairment indicators exist. Testing allows for a qualitative assessment of goodwill impairment indicators. If the assessment indicates that impairment has more than likely occurred, the Company must compare the estimated fair value of the reporting unit to its carrying amount. If the carrying amount of the reporting unit exceeds its estimated fair value, an impairment charge is recorded equal to the excess.

On April 30, 2021, CCSW acquired substantially all of the assets of Strategic Wealth Group, LLC ("SWG"), including advisory, service, and insurance carrier agreements, and the assignment of all related revenues thereof. Under the terms of the purchase agreement, SWG principles became officers of CCSW and will continue the operation of their five offices in South Georgia offering wealth management services and comprehensive risk management and asset protection services for individuals and businesses. CCBG paid $4.5 million in cash consideration and recorded goodwill of $2.8 million and a customer relationship intangible asset (10 year life) of $1.6 million. In September 2025, CCSW was sold resulting in $2.8 million and $0.9 million reduction in goodwill and customer relationship intangible asset, respectively. Amortization expense related to the customer relationship intangible totaled $0.1 million and $0.2 million in 2025 and 2024, respectively. The intangible asset balance as of December 31, 2024 was $1.0 million.

The Company evaluates goodwill for impairment as defined by ASC Topic 350. During the fourth quarter of 2025, the Company performed its annual goodwill impairment testing and determined that no goodwill impairment existed at December 31, 2025 and no goodwill impairment existed at December 31, 2024.

Note 9
OTHER REAL ESTATE OWNED

The following table presents other real estate owned activity at December 31,

(Dollars in Thousands)		2025		2024		2023
Beginning Balance	$	367	$	1	$	431
Additions		4,424		979		1,512
Valuation Write-Downs		(28)		-		(16)
Sales		(2,827)		(613)		(1,926)
Ending Balance	$	1,936	$	367	$	1

Net expenses applicable to other real estate owned for the three years ended December 31, were as follows:

(Dollars in Thousands)		2025		2024		2023
Gains from the Sale of Properties	$	(4,514)	$	(980)	$	(2,072)
Losses from the Sale of Properties		-		1		3
Rental Income from Properties		-		(5)		-
Property Carrying Costs		177		116		84
Valuation Adjustments		28		-		16
Total	$	(4,309)	$	(868)	$	(1,969)

Note 10
DEPOSITS

The composition of the Company's interest bearing deposits at December 31 was as follows:

(Dollars in Thousands)		2025		2024
NOW Accounts	$	1,322,114	$	1,285,281
Money Market Accounts		390,888		404,396
Savings Deposits		503,485		506,766
Time Deposits		193,939		169,280
Total Interest Bearing Deposits	$	2,410,426	$	2,365,723

At December 31, 2025 and 2024, $1.2 million in overdrawn deposit accounts were reclassified as loans.

The amount of time deposits that meet or exceed the FDIC insurance limit of $250,000 totaled $76.0 million and $56.8 million at December 31, 2025 and 2024, respectively.

At December 31, the scheduled maturities of time deposits were as follows:

(Dollars in Thousands)		2025
2026	$	174,907
2027		11,610
2028		3,170
2029		1,563
2030		2,689
Total	$	193,939

Interest expense on deposits for the three years ended December 31 was as follows:

(Dollars in Thousands)		2025		2024		2023
NOW Accounts	$	15,441	$	16,835	$	12,375
Money Market Accounts		8,594		9,957		3,670
Savings Deposits		666		723		598
Time Deposits < $250,000		3,183		3,579		117
Time Deposits > $250,000		1,713		1,068		822
Total Interest Expense	$	29,597	$	32,162	$	17,582

Note 11
SHORT-TERM BORROWINGS

Short-term borrowings included the following:

(Dollars in Thousands)		Federal Funds Purchased		Securities Sold Under Repurchase Agreements[1]		Other Short-Term Borrowings[2]
2025						
Balance at December 31	$	-	$	22,018	$	28,074
Maximum indebtedness at any month end		-		43,681		28,074
Daily average indebtedness outstanding		2		23,728		12,947
Average rate paid for the year		4.58 %		2.58 %		4.40 %
Average rate paid on period-end borrowings		- %		2.44 %		5.31 %
2024						
Balance at December 31	$	-	$	26,240	$	2,064
Maximum indebtedness at any month end		-		29,339		10,003
Daily average indebtedness outstanding		1		26,970		4,881
Average rate paid for the year		5.55 %		3.11 %		4.94 %
Average rate paid on period-end borrowings		- %		2.72 %		3.00 %
2023						
Balance at December 31	$	-	$	26,957	$	8,384
Maximum indebtedness at any month end		-		32,426		42,345
Daily average indebtedness outstanding		12		19,917		24,134
Average rate paid for the year		7.03 %		2.57 %		6.37 %
Average rate paid on period-end borrowings		- %		2.81 %		9.51 %

[1] Balances are fully collateralized by government treasury or agency securities held in the Company's investment portfolio.

[2] Comprised of warehouse lines of credit totaling $28.1 million and $1.9 million at December 31, 2025 and 2024, respectively.

Note 12
LONG-TERM BORROWINGS

Federal Home Loan Bank Advances. The Company had one FHLB long-term advance for $0.1 million at December 31, 2024. This outstanding balance was reclassified to Short-Term Borrowings in 2024, matured in 2025, and had a rate of 4.80%. FHLB advances are collateralized by a floating lien on certain 1-4 family residential mortgage loans, commercial real estate mortgage loans, and home equity mortgage loans. Interest on the FHLB advances is paid on a monthly basis.

Long-term Notes Payable. During 2024, the Company entered into two notes payable totaling $0.8 million with the third-party vendor for its retail brokerage platform. The notes mature in 2031 and accrue interest at the minimum federal rate per annum published by the Internal Revenue Service. The notes are forgivable in annual installments commencing one year after the issuance date. For the year ended December 31, 2025, $0.1 million of the balance was forgiven, and the carrying amount of the notes payable was $0.7 million at December 31, 2025.

Junior Subordinated Deferrable Interest Notes. The Company has issued two junior subordinated deferrable interest notes to wholly owned Delaware statutory trusts. The first note for $30.9 million was issued to CCBG Capital Trust I. The second note for $32.0 million was issued to CCBG Capital Trust II. The two trusts are considered variable interest entities for which the Company is not the primary beneficiary. Accordingly, the accounts of the trusts are not included in the Company's consolidated financial statements. See Note 1 - Significant Accounting Policies for additional information about the Company's consolidation policy. Details of the Company's transaction with the two trusts are provided below.

In November 2004, CCBG Capital Trust I issued $30.0 million of trust preferred securities which represent interest in the assets of the trust. The interest payments are due quarterly and adjust quarterly to a variable rate of 3-month CME Term SOFR plus a margin of 1.90%. The trust preferred securities will mature on December 31, 2034, and are redeemable upon approval of the Federal Reserve in whole or in part at the option of the Company at any time after December 31, 2009 and in whole at any time upon occurrence of certain events affecting their tax or regulatory capital treatment. Distributions on the trust preferred securities are payable quarterly on March 31, June 30, September 30, and December 31 of each year. CCBG Capital Trust I also issued $0.9 million of common equity securities to CCBG. The proceeds of the offering of trust preferred securities and common equity securities were used to purchase a $30.9 million junior subordinated deferrable interest note issued by the Company, which has terms similar to the trust preferred securities. On April 12, 2016, the Company retired $10.0 million in face value of trust preferred securities that were auctioned as part of a liquidation of a pooled collateralized debt obligation fund. During the second quarter of 2025, the Company made a principal payment of $5.1 million on this note. The trust preferred securities were originally issued through CCBG Capital Trust I.

In May 2005, CCBG Capital Trust II issued $31.0 million of trust preferred securities which represent interest in the assets of the trust. The interest payments are due quarterly and adjusted quarterly to a variable rate of 3-month CME Term SOFR plus a margin of 1.80%. The trust preferred securities will mature on June 15, 2035, and are redeemable upon approval of the Federal Reserve in whole or in part at the option of the Company and in whole at any time upon occurrence of certain events affecting their tax or regulatory capital treatment. Distributions on the trust preferred securities are payable quarterly on March 15, June 15, September 15, and December 15 of each year. CCBG Capital Trust II also issued $0.9 million of common equity securities to CCBG. The proceeds of the offering of trust preferred securities and common equity securities were used to purchase a $32.0 million junior subordinated deferrable interest note issued by the Company, which has terms substantially similar to the trust preferred securities. During the second quarter of 2025, the Company made a principal payment of $5.1 million on this note.

The Company has the right to defer payments of interest on the two notes at any time or from time to time for a period of up to twenty consecutive quarterly interest payment periods. Under the terms of each note, in the event that under certain circumstances there is an event of default under the note or the Company has elected to defer interest on the note, the Company may not, with certain exceptions, declare or pay any dividends or distributions on its capital stock or purchase or acquire any of its capital stock. At December 31, 2025, the Company has paid all interest payments in full.

The Company has entered into agreements to guarantee the payments of distributions on the trust preferred securities and payments of redemption of the trust preferred securities. Under these agreements, the Company also agrees, on a subordinated basis, to pay expenses and liabilities of the two trusts other than those arising under the trust preferred securities. The obligations of the Company under the two junior subordinated notes, the trust agreements establishing the two trusts, the guarantee and agreement as to expenses and liabilities, in aggregate, constitute a full and unconditional guarantee by the Company of the two trusts' obligations under the two trust preferred security issuances.

Despite the fact that the accounts of CCBG Capital Trust I and CCBG Capital Trust II are not included in the Company's consolidated financial statements, the $15.0 million and $26.0 million, respectively, in trust preferred securities issued by these subsidiary trusts are included in the Tier 1 Capital of Capital City Bank Group, Inc. as allowed by Federal Reserve guidelines.

Note 13
INCOME TAXES

The provision for income taxes reflected in the Consolidated Statements of Comprehensive Income is comprised of the following components:

(Dollars in Thousands)	2025	2024	2023
Current:			
Federal	$ 16,482	$ 13,388	$ 11,630
State	2,089	1,568	1,893
	18,571	14,956	13,523
Deferred:			
Federal	1,077	(877)	(391)
State	673	(116)	(351)
Change in Valuation Allowance	(161)	(39)	259
	1,589	(1,032)	(483)
Total:			
Federal	17,559	12,511	11,239
State	2,762	1,452	1,542
Change in Valuation Allowance	(161)	(39)	259
Total	$ 20,160	$ 13,924	$ 13,040

Income taxes provided were different than the tax expense computed by applying the statutory federal income tax rate of 21% to pre-tax income as a result of the following:

(Dollars in Thousands)	2025		2024		2023	
Tax Expense at Federal Statutory Rate	$ 17,161	21.0 %	$ 13,769	21.0 %	$ 13,411	21.0 %
State Taxes, Net of Federal Benefit [1]	2,021	2.5	1,040	1.6	1,401	2.2
Federal Tax Credits: Renewable Energy [2]	184	0.2	(2,093)	(3.2)	(1,938)	(3.0)
Nontaxable or Nondeductible Items:						
Tax Exempt Interest Income, Net of Interest Expense Disallowance	(120)	(0.1)	(161)	(0.3)	(259)	(0.4)
Tax-Exempt Cash Surrender Value Life Insurance Benefit	(211)	(0.3)	(201)	(0.3)	(187)	(0.3)
Other	1,309	1.6	1,025	1.6	484	0.7
Changes in Unrecognized Tax Benefits	36	0.1	66	0.1	77	0.1
Other Adjustments:						
Noncontrolling Interest	-	-	340	0.5	293	0.5
Other Items, Net	(220)	(0.3)	139	0.2	(242)	(0.4)
Actual Tax Expense	$ 20,160	24.7 %	$ 13,924	21.2 %	$ 13,040	20.4 %

[1] Comprised primarily of Florida State Taxes

[2] Tax credits from renewable energy tax equity investments accounted for under the deferral method, which results in tax benefits in earlier periods and tax expense in later periods as the investment yield is recognized.

Deferred income tax liabilities and assets result from differences between assets and liabilities measured for financial reporting purposes and for income tax return purposes. These assets and liabilities are measured using the enacted tax rates and laws that are currently in effect.

The net deferred tax asset and the temporary differences comprising that balance at December 31, 2025 and 2024 are as follows:

(Dollars in Thousands)		2025		2024
Deferred Tax Assets Attributable to:				
Allowance for Credit Losses	$	7,550	$	7,168
State Net Operating Loss and Tax Credit Carry-Forwards		1,730		1,976
Other Real Estate Owned		1,236		964
Accrued SERP Liability		2,363		2,548
Lease Liability		6,826		5,639
Net Unrealized Losses on Investment Securities		3,217		6,779
Investment in Partnership		796		4,404
Other		6,451		2,808
Total Deferred Tax Assets	$	30,169	$	32,286
Deferred Tax Liabilities Attributable to:				
Depreciation on Premises and Equipment	$	3,982	$	3,538
Deferred Loan Fees and Costs		5,070		3,543
Intangible Assets		2,689		3,378
Accrued Pension/SERP		3,206		3,302
Accrued Pension Liability		1,754		1,217
Right of Use Asset		6,662		5,510
Investments		469		469
Other		1,569		1,784
Total Deferred Tax Liabilities		25,401		22,741
Valuation Allowance		1,730		1,891
Net Deferred Tax Asset	$	3,038	$	7,654

In the opinion of management, it is more likely than not that all of the deferred tax assets, with the exception of certain state net operating loss carry-forwards and certain state tax credit carry-forwards expected to expire prior to utilization, will be realized. Accordingly, a valuation allowance of $1.7 million and $1.9 million is recorded at December 31, 2025 and December 31, 2024, respectively. At December 31, 2025, the Company had state loss and tax credit carry-forwards of approximately $1.7 million, which expire at various dates from 2026 through 2037.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits:.

(Dollars in Thousands)		2025		2024		2023
Balance at January 1,	$	316	$	233	$	136
Additions Based on Tax Positions Related to Current Year		47		83		97
Balance at December 31	$	363	$	316	$	233

Of this total, $0.3 million represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months.

It is the Company's policy to recognize interest and penalties accrued relative to unrecognized tax benefits in their respective federal or state income taxes accounts. There were no penalties and interest related to income taxes recorded in the Consolidated Statements of Income for the years ended December 31, 2025, 2024, and 2023. There were no amounts accrued in the Consolidated Statements of Financial Condition for penalties and interest as of December 31, 2025 and 2024.

The Company files a consolidated U.S. federal income tax return and a separate U.S. federal income tax return for CCHL. Each subsidiary files various returns in states where its banking offices are located. The Company is generally no longer subject to U.S. federal or state tax examinations for years before 2022.

Note 14
STOCK-BASED COMPENSATION

At December 31, 2025, the Company had three stock-based compensation plans, consisting of the 2021 Associate Incentive Plan ("AIP"), the 2021 Associate Stock Purchase Plan ("ASPP"), and the 2021 Director Stock Purchase Plan ("DSPP"). These plans, which were approved by the shareowners in April 2021, replaced substantially similar plans approved by the shareowners in 2011. Total compensation expense associated with these plans for the years ended December 31, 2025, 2024 and 2023 was $3.2 million, $2.7 million, and $2.1 million, respectively.

AIP. The AIP allows key associates and directors to earn various forms of equity-based incentive compensation. Under the AIP, there were 700,000 shares reserved for issuance. On an annual basis, the Company, pursuant to the terms and conditions of the AIP, will create an annual incentive plan ("Plan"), under which all participants are eligible to earn performance shares. Awards to associates under the 2021 Plan were tied to internally established goals. At base level targets, the grant-date fair value of the shares eligible to be awarded in 2025 was approximately $1.3 million. For 2025, a total of 34,852 shares were eligible for issuance, but additional shares could be earned if performance exceeded established goals. A total of 55,049 shares were earned for 2025 that were issued in January 2026. For the years ended December 31, 2025, 2024 and 2023, Directors earned 8,230, 10,870 and 8,840 shares, respectively, under the Plan. The Company recognized expense of $2.5 million, $1.8 million, and $1.1 million for the years ended December 31, 2025, 2024 and 2023, respectively, related to the AIP.

Executive Long-Term Incentive Plan ("LTIP"). The Company has established a Performance Share Unit Plan under the provisions of the AIP that allows William G. Smith, Jr., the Chairman and Chief Executive Officer of CCBG, Inc, Thomas A. Barron, the President of CCBG, Inc., and Bethany Corum, the President of CCB, to earn shares based on the compound annual growth rate in diluted earnings per share over a three-year period. The Company recognized expense of $0.5 million, $0.7 million, and $0.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. Shares issued under the plan were 15,092, 17,334, and 4,909 for the years ended December 31, 2025, 2024 and 2023, respectively. A total of 13,436 shares were earned in 2025 that were issued in January 2026.

After deducting the shares earned, but not issued, in 2025 under the AIP and LTIP, 337,894 shares remain eligible for issuance under the 2021 AIP.

DSPP. The Company's DSPP allows the directors to purchase the Company's common stock at a price equal to 90% of the closing price on the date of purchase. Stock purchases under the DSPP are limited to the amount of the directors' annual retainer and meeting fees. Under the DSPP, there were 300,000 shares reserved for issuance. The Company recognized $0.1 million in expense under the DSPP for each of the years ended December 31, 2025, 2024 and 2023. The Company issued shares under the DSPP totaling 12,147, 14,969 and 13,090 for the years ended December 31, 2025, 2024 and 2023, respectively. At December 31, 2025, there were 225,455 shares eligible for issuance under the DSPP.

ASPP. Under the Company's ASPP, substantially all associates may purchase the Company's common stock through payroll deductions at a price equal to 90% of the lower of the fair market value at the beginning or end of each six-month offering period. Stock purchases under the ASPP are limited to 10% of an associate's eligible compensation, up to a maximum of $25,000 (fair market value on each enrollment date) in any plan year. Under the ASPP, there were 400,000 shares of common stock reserved for issuance. The Company recognized $0.1 million, $0.2 million and $0.1 million in expense under the ASPP for each of the years ended December 31, 2025, 2024 and 2023, respectively. The Company issued shares under the ASPP totaling 22,703, 37,019 and 17,651 for the years ended December 31, 2025, 2024 and 2023, respectively. At December 31, 2025, 269,400 shares remained eligible for issuance under the ASPP.

Based on the Black-Scholes option pricing model, the weighted average estimated fair value of each of the purchase rights granted under the ASPP was $5.98 for 2025. For 2024 and 2023, the weighted average fair value purchase right granted was $4.74 and $5.32, respectively. In calculating compensation, the fair value of each stock purchase right was estimated on the date of grant using the following weighted average assumptions:

	2025	2024	2023
Dividend yield	2.6 %	3.0 %	2.3 %
Expected volatility	19.0 %	21.1 %	22.5 %
Risk-free interest rate	3.9 %	4.8 %	5.1 %
Expected life (in years)	0.5	0.5	0.5

Note 15
EMPLOYEE BENEFIT PLANS

Pension Plan

The Company sponsors a noncontributory pension plan covering a portion of its associates. On December 30, 2019, the plan was amended to remove plan eligibility for new associates hired after December 31, 2019. There were no amendments to the Plan in 2020 or 2021. The Plan was also amended in December 2022, effective January 1, 2020, increasing the required minimum distribution age to 72, per the SECURE Act 1.0. During 2023 and effective January 1, 2023, the Plan was amended increasing the required minimum distribution age to 73, per the SECURE Act 2.0. Benefits under this plan generally are based on the associate's total years of service and average of the five highest years of compensation during the ten years immediately preceding their departure. The Company's general funding policy is to contribute amounts sufficient to meet minimum funding requirements as set by law and to ensure deductibility for federal income tax purposes.

The following table details on a consolidated basis the changes in benefit obligation, changes in plan assets, the funded status of the plan, components of pension expense, amounts recognized in the Company's Consolidated Statements of Financial Condition, and major assumptions used to determine these amounts.

(Dollars in Thousands)		2025		2024		2023
Change in Projected Benefit Obligation:						
Benefit Obligation at Beginning of Year	$	123,019	$	120,287	$	108,151
Service Cost		3,441		3,715		3,488
Interest Cost		6,706		6,097		5,831
Actuarial Loss (Gain)		2,813		(1,974)		6,936
Benefits Paid		(2,320)		(4,829)		(3,843)
Expenses Paid		(368)		(277)		(276)
Settlements		(12,600)		-		-
Projected Benefit Obligation at End of Year	$	120,691	$	123,019	$	120,287
Change in Plan Assets:						
Fair Value of Plan Assets at Beginning of Year	$	140,477	$	125,295	$	104,276
Actual Return on Plan Assets		16,956		20,288		19,138
Employer Contributions		-		-		6,000
Benefits Paid		(2,320)		(4,829)		(3,843)
Expenses Paid		(368)		(277)		(276)
Settlements		(12,600)		-		-
Fair Value of Plan Assets at End of Year	$	142,145	$	140,477	$	125,295
Funded Status of Plan and Prepaid Asset Recognized at End of Year:						
Other Assets	$	21,454	$	17,458	$	5,008
Accumulated Benefit Obligation at End of Year	$	103,427	$	105,201	$	102,642
Components of Net Periodic Benefit (Income) Costs:						
Service Cost	$	3,441	$	3,715	$	3,488
Interest Cost		6,706		6,097		5,831
Expected Return on Plan Assets		(9,058)		(8,117)		(6,805)
Amortization of Prior Service Costs		-		-		5
Net (Gain) Loss Amortization		(1,654)		165		934
Net Gain Settlements		(1,552)		-		-
Net Periodic Benefit (Income) Cost	$	(2,117)	$	1,860	$	3,453
Weighted-Average Assumptions Used to Determine Benefit Obligation:						
Discount Rate		5.67%		5.82%		5.29%
Rate of Compensation Increase[1]		4.67%		4.75%		5.10%
Measurement Date		12/31/25		12/31/24		12/31/23
Weighted-Average Assumptions Used to Determine Benefit Cost:						
Discount Rate		5.82%		5.29%		5.63%
Expected Return on Plan Assets		6.75%		6.75%		6.75%
Rate of Compensation Increase[1]		4.67%		4.75%		5.10%
Amortization Amounts from Accumulated Other Comprehensive Income:						
Net Actuarial Gain	$	(5,085)	$	(14,145)	$	(5,397)
Prior Service Cost		-		-		(5)
Net Gain (Loss)		3,206		(165)		(934)
Deferred Tax Expense		476		3,628		1,606
Other Comprehensive Income, net of tax	$	(1,403)	$	(10,682)	$	(4,730)
Amounts Recognized in Accumulated Other Comprehensive (Income) Loss:						
Net Actuarial (Gain) Loss	$	(14,867)	$	(12,988)	$	1,322
Deferred Tax Expense (Benefit)		3,769		3,293		(335)
Accumulated Other Comprehensive (Income) Loss, net of tax	$	(11,098)	$	(9,695)	$	987

[1] The Company utilized an age-graded approach that varies the rate based on the age of the participants.

During 2025, lump sum payments made under the Company's defined benefit pension plan triggered settlement accounting, which resulted in a $1.6 million settlement gain in accordance with applicable accounting guidance for defined benefit plans. The Company recorded no settlement gains or losses during 2024 and 2023.

The service cost component of net periodic benefit cost is reflected in compensation expense in the accompanying Consolidated Statements of Income. The other components of net periodic cost are included in "other" within the noninterest expense category in the Consolidated Statements of Income. See Note 1 – Significant Accounting Policies for additional information.

The Company expects to recognize $1.9 million of the net actuarial gain reflected in accumulated other comprehensive income at December 31, 2025 as a component of net periodic benefit cost during 2026.

Plan Assets. The Company's pension plan asset allocation at December 31, 2025 and 2024, and the target asset allocation at December 31, 2025 are as follows:

	Target Allocation	Percentage of Plan Assets at December 31[1]	
	2026	2025	2024
Equity Securities	50 %	55 %	73 %
Debt Securities	50 %	42 %	20 %
Cash and Cash Equivalents[2]	- %	3 %	7 %
Total	100 %	100 %	100 %

[1] *Represents asset allocation at December 31 which may differ from the average target allocation for the year due to the year-end cash contribution to the plan.*

[2] *Cash levels will be maintained in the Plan sufficient to fund expected distributions.*

The Company's pension plan assets are overseen by the CCBG Retirement Committee. Capital City Trust Company acts as the investment manager for the plan. The investment strategy is to maximize return on investments while minimizing risk. The Company believes the best way to accomplish this goal is to take a conservative approach to its investment strategy by investing in mutual funds that include various high-grade equity securities and investment-grade debt issuances with varying investment strategies. The target asset allocation will periodically be adjusted based on market conditions. For the majority of 2025, the target asset allocation was within the following investment allocation ranges: equity securities ranging from 55% and 75%, debt securities ranging from 17% and 37%, and cash and cash equivalents ranging from 0% and 10%. In December 2025, the target asset allocation was changed to the following: 50% equity securities and 50% fixed income. Cash levels will be maintained in the Plan sufficient to fund expected distributions. The overall expected long-term rate of return on assets is a weighted-average expectation for the return on plan assets. The Company considers historical performance data and economic/financial data to arrive at expected long-term rates of return for each asset category.

The major categories of assets in the Company's pension plan at December 31 are presented in the following table. Assets are segregated by the level of the valuation inputs within the fair value hierarchy established by ASC Topic 820 utilized to measure fair value (see Note 22 – Fair Value Measurements).

(Dollars in Thousands)	2025	2024
Level 1:		
U.S. Treasury Securities	$ 10,352	$ 17,039
Mutual Funds	121,288	111,426
Cash and Cash Equivalents	4,417	9,010
Level 2:		
Corporate Notes/Bonds	6,088	3,002
Total Fair Value of Plan Assets	$ 142,145	$ 140,477

Expected Benefit Payments. At December 31, expected benefit payments related to the defined benefit pension plan were as follows:

(Dollars in Thousands)	2025
2026	$ 11,363
2027	10,680
2028	9,693
2029	9,474
2030	9,225
2031 through 2035	47,772
Total	$ 98,207

Contributions. The following table details the amounts contributed to the pension plan in 2025 and 2024, and the expected amount to be contributed in 2026.

(Dollars in Thousands)	2024	2025	Expected Contribution 2026[1]
Actual Contributions	$ -	$ -	$ 5,000

[1] *For 2026, the Company will have the option to make a cash contribution to the plan or utilize pre-funding balances.*

Supplemental Executive Retirement Plan

The Company has a Supplemental Executive Retirement Plan ("SERP") and a Supplemental Executive Retirement Plan II ("SERP II") covering selected executive officers. Benefits under this plan generally are based on the same service and compensation as used for the pension plan, except the benefits are calculated without regard to the limits set by the Internal Revenue Code on compensation and benefits. The net benefit payable from the SERP is the difference between this gross benefit and the benefit payable by the pension plan. The SERP II was adopted by the Company's Board on May 21, 2020 and covers certain executive officers that were not covered by the SERP.

The following table details on a consolidated basis the changes in benefit obligation, the funded status of the plan, components of pension expense, amounts recognized in the Company's Consolidated Statements of Financial Condition, and major assumptions used to determine these amounts.

(Dollars in Thousands)		2025		2024		2023
Change in Projected Benefit Obligation:						
Benefit Obligation at Beginning of Year	$	10,132	$	9,204	$	10,948
Service Cost		46		37		18
Interest Cost		525		454		501
Actuarial Loss		2,240		198		201
Plan Amendments		-		239		-
Net Settlements		-		-		(2,464)
Projected Benefit Obligation at End of Year	$	12,943	$	10,132	$	9,204
Funded Status of Plan and Accrued Liability Recognized at End of Year:						
Other Liabilities	$	12,943	$	10,132	$	9,204
Accumulated Benefit Obligation at End of Year	$	11,935	$	9,580	$	8,943
Components of Net Periodic Benefit Costs:						
Service Cost	$	46	$	37	$	18
Interest Cost		525		454		501
Amortization of Prior Service Cost		102		-		151
Net Gain Amortization		(117)		(281)		(531)
Net Gain Settlements		-		-		(291)
Net Periodic Benefit Cost	$	556	$	210	$	(152)
Weighted-Average Assumptions Used to Determine Benefit Obligation:						
Discount Rate		5.24%		5.57%		5.11%
Rate of Compensation Increase[1]		4.67%		4.75%		5.10%
Measurement Date		12/31/25		12/31/24		12/31/23
Weighted-Average Assumptions Used to Determine Benefit Cost:						
Discount Rate		5.57%		5.11%		5.45%
Rate of Compensation Increase[1]		4.67%		4.75%		5.10%
Amortization Amounts from Accumulated Other Comprehensive Loss:						
Net Actuarial Loss	$	2,240	$	198	$	201
Prior Service (Cost) Benefit		(102)		239		(151)
Net Gain		117		281		531
Settlement Gain		-		-		291
Deferred Tax Benefit		(571)		(183)		(222)
Other Comprehensive Loss, net of tax	$	1,684	$	535	$	650
Amounts Recognized in Accumulated Other Comprehensive Loss (Income):						
Net Actuarial Loss (Gain)	$	2,083	$	(275)	$	(753)
Prior Service Cost		137		239		-
Deferred Tax (Benefit) Expense		(563)		9		191
Accumulated Other Comprehensive Loss (Income), net of tax	$	1,657	$	(27)	$	(562)

[1] The Company utilized an age-graded approach that varies the rate based on the age of the participants.

The Company expects to recognize approximately $1.1 million of the net actuarial loss reflected in accumulated other comprehensive loss at December 31, 2025 as a component of net periodic benefit cost during 2026.

In June 2023, lump sum retirement distributions to two plan participants required the application of settlement accounting. The amount of the settlement gain was $0.3 million.

Expected Benefit Payments. As of December 31, expected benefit payments related to the SERP were as follows:

(Dollars in Thousands)		2025
2026	$	11,208
2027		275
2028		290
2029		266
2030		360
2031 through 2035		1,826
Total	$	14,225

401(k) Plan

The Company has a 401(k) Plan which enables CCB and CCBG associates to defer a portion of their salary on a pre-tax basis. The plan covers substantially all associates of the Company who meet minimum age requirements. The plan is designed to enable participants to contribute any amount, up to the maximum annual limit allowed by the IRS, of their compensation withheld in any plan year placed in the 401(k) Plan trust account. Matching contributions of 50% from the Company are made on participant's contributions for up to 6% of eligible compensation for eligible associates. Further, in addition to the 50% match, all associates hired after December 31, 2019, will receive 3% of their eligible compensation as a nonelective contribution on each payroll period. For 2025, the Company made total 401(k) contributions of $2.6 million. For 2024 and 2023, the Company made total 401(k) contributions of $1.9 million and $1.7 million, respectively. The participant may choose to invest their contributions into thirty-two investment options available to 401(k) participants, including the Company's common stock. A total of 50,000 shares of CCBG common stock have been reserved for issuance. Shares issued to participants have historically been purchased in the open market.

Effective January 1, 2025, the Company amended its 401(k) Plan to merge and include associates of the CCHL 401(k) Plan, at which time the CCHL 401(k) Plan was terminated. The CCHL 401(k) Plan was previously available to all associates employed by CCHL. Prior to the termination, the plan allowed participants to contribute any amount, up to the maximum annual limit allowed by the IRS, of their compensation withheld in any plan year placed in the 401(k) Plan trust account. A discretionary matching contribution was determined annually by CCHL. For 2024 and 2023, matching contributions were made by CCHL up to 3% of eligible participant's compensation totaling $0.4 million for each respective year.

Other Plans

The Company has an Amended and Restated Dividend Reinvestment Plan (the "DRIP"). The DRIP is an "Open Market Only" plan, which means that shares that participants receive under the DRIP will only be purchased by the plan agent in the open market. The Company did not issue any new shares under the DRIP in 2025, 2024 and 2023.

Note 16
EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

(Dollars and Per Share Data in Thousands)		2025		2024		2023
Numerator:						
Net Income Attributable to Common Shareowners	$	61,557	$	52,915	$	52,258
Denominator:						
Denominator for Basic Earnings Per Share Weighted-Average Shares		17,055		16,943		16,987
Effects of Dilutive Securities Stock Compensation Plans		47		26		36
Denominator for Diluted Earnings Per Share Adjusted Weighted-Average Shares and Assumed Conversions		17,102		16,969		17,023
Basic Earnings Per Share	$	3.61	$	3.12	$	3.08
Diluted Earnings Per Share	$	3.60	$	3.12	$	3.07

Note 17
REGULATORY MATTERS

Regulatory Capital Requirements. The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies. A detailed description of these regulatory capital requirements is provided in the section captioned "Regulatory Considerations – Capital Regulations" section on page 14.

Management believes, at December 31, 2025 and 2024, that the Company and the Bank meet all capital adequacy requirements to which they are subject. At December 31, 2025, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum common equity Tier 1, total risk-based, Tier 1 risk based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Company and Bank's actual capital amounts and ratios at December 31, 2025 and 2024 are presented in the following table.

(Dollars in Thousands)	Actual		Required For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2025						
Common Equity Tier 1:						
CCBG	$ 464,340	18.56%	$ 112,675	4.50%	*	*
CCB	431,958	17.27%	112,634	4.50%	$ 162,694	6.50%
Tier 1 Capital:						
CCBG	505,340	20.20%	150,233	6.00%	*	*
CCB	431,958	17.27%	150,179	6.00%	200,238	8.00%
Total Capital:						
CCBG	536,638	21.45%	200,311	8.00%	*	*
CCB	463,246	18.52%	200,238	8.00%	250,298	10.00%
Tier 1 Leverage:						
CCBG	505,340	11.77%	171,789	4.00%	*	*
CCB	431,958	10.06%	171,733	4.00%	214,667	5.00%
2024						
Common Equity Tier 1:						
CCBG	$ 412,445	15.54%	$ 119,437	4.50%	*	*
CCB	405,313	15.24%	119,708	4.50%	$ 172,912	6.50%
Tier 1 Capital:						
CCBG	463,445	17.46%	159,249	6.00%	*	*
CCB	405,313	15.24%	159,611	6.00%	212,814	8.00%
Total Capital:						
CCBG	494,851	18.64%	212,332	8.00%	*	*
CCB	436,719	16.42%	212,814	8.00%	266,018	10.00%
Tier 1 Leverage:						
CCBG	463,445	11.05%	167,764	4.00%	*	*
CCB	405,313	9.67%	167,627	4.00%	209,533	5.00%

* *Not applicable to bank holding companies.*

Dividend Restrictions. In the ordinary course of business, the Company is dependent upon dividends from its banking subsidiary to provide funds for the payment of dividends to shareowners and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Company's banking subsidiary to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits of the banking subsidiary for that year combined with the retained net profits for the preceding two years. In 2026, the bank subsidiary may declare dividends without regulatory approval of $49.2 million plus an additional amount equal to net profits of the Company's subsidiary bank for 2026 up to the date of any such dividend declaration.

Note 18
ACCUMULATED OTHER COMPREHENSIVE LOSS

FASB Topic ASC 220, "Comprehensive Income" requires that certain transactions and other economic events that bypass the Consolidated Statements of Income be displayed as other comprehensive income. Total comprehensive income is reported in the Consolidated Statements of Comprehensive Income (net of tax) and Changes in Shareowners' Equity (net of tax).

The following table shows the amounts allocated to accumulated other comprehensive loss.

(Dollars in Thousands)	Securities Available for Sale		Interest Rate Swap		Retirement Plans		Accumulated Other Comprehensive Loss	
Balance as of January 1, 2025	$	(20,179)	$	3,971	$	9,722	$	(6,486)
Other comprehensive income (loss) during the period		10,649		(1,295)		(281)		9,073
Balance as of December 31, 2025	$	(9,530)	$	2,676	$	9,441	$	2,587
Balance as of January 1, 2024	$	(25,691)	$	3,970	$	(425)	$	(22,146)
Other comprehensive income during the period		5,512		1		10,147		15,660
Balance as of December 31, 2024	$	(20,179)	$	3,971	$	9,722	$	(6,486)
Balance as of January 1, 2023	$	(37,349)	$	4,625	$	(4,505)	$	(37,229)
Other comprehensive income (loss) during the period		11,658		(655)		4,080		15,083
Balance as of December 31, 2023	$	(25,691)	$	3,970	$	(425)	$	(22,146)

Note 19
RELATED PARTY TRANSACTIONS

At December 31, 2025 and 2024, certain officers and directors were indebted to the Bank in the aggregate amount of $5.3 million and $4.8 million, respectively. During 2025 and 2024, $1.7 million and $0.7 million in new loans were made, respectively, and repayments totaled $1.2 million and $2.2 million, respectively. These loans were all current at December 31, 2025 and 2024.

Deposits from certain directors, executive officers, and their related interests totaled $40.9 million and $42.7 million at December 31, 2025 and 2024, respectively.

The Company leases land from a partnership (Smith Interests General Partnership L.L.P.) in which William G. Smith, Jr. has an interest. The Company made lease payments totaling $0.1 million in 2025, $0.1 million in 2024, and $0.2 million in 2023. In December 2023 the lease payments adjusted to $0.1 million annually due to a reduction in the size of the parcel leased by the Company. The payments under the lease agreement provide for annual lease payments of approximately $0.1 million annually through December 2033, and thereafter, increase by 5% every 10 years until 2053 at which time the rent amount will adjust based on reappraisal of the parcel rental value. The Company then has four successive options to extend the lease for five years each with rental increases of 5% at each extension. Further, in accordance with this lease agreement, the Company made payments of $0.5 million in May 2024 and $0.2 million in July 2025 to the lessor as reimbursement for a portion of the costs related to the development of subject property to support the construction of a new banking office by the Company.

William G. Smith, III, the son of our Chairman and Chief Executive Officer, William G. Smith, Jr., is employed as Chief Lending Officer at Capital City Bank. In 2025, William G. Smith, III's total compensation (consisting of annual base salary, annual bonus, and stock-based compensation) was determined in accordance with the Company's standard employment and compensation practices applicable to associates with similar responsibilities and positions.

Note 20
OTHER NONINTEREST EXPENSE

Components of other noninterest expense in excess of 1% of the sum of total interest income and noninterest income, which are not disclosed separately elsewhere, are presented below for each of the respective years.

(Dollars in Thousands)	2025	2024	2023
Legal Fees	$ 1,867	$ 1,724	$ 1,721
Professional Fees	5,816	6,311	6,245
Telephone	3,030	2,857	2,729
Advertising	3,190	3,111	3,349
Processing Services	9,580	8,411	6,984
Insurance – Other	2,990	3,137	3,120
Pension – Other	(3,489)	(1,675)	76
Pension – Settlement	(1,552)	-	(291)
Other	10,459	12,736	11,643
Total	$ 31,891	36,612	35,576

Note 21
COMMITMENTS AND CONTINGENCIES

Lending Commitments. The Company is a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of its clients. These financial instruments consist of commitments to extend credit and standby letters of credit.

The Company's maximum exposure to credit loss under standby letters of credit and commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in establishing commitments and issuing letters of credit as it does for on-balance sheet instruments. At December 31, the amounts associated with the Company's off-balance sheet obligations were as follows:

(Dollars in Thousands)	2025			2024		
	Fixed	Variable	Total	Fixed	Variable	Total
Commitments to Extend Credit[1]	$ 188,834	$ 456,328	$ 645,162	$ 184,223	$ 479,191	$ 663,414
Standby Letters of Credit	7,828	-	7,828	7,287	-	7,287
Total	$ 196,662	$ 456,328	$ 652,990	$ 191,510	$ 479,191	$ 670,701

[1] *Commitments include unfunded loans, revolving lines of credit, and off-balance sheet residential loan commitments.*

Commitments to extend credit are agreements to lend to a client so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a client to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities. In general, management does not anticipate any material losses as a result of participating in these types of transactions. However, any potential losses arising from such transactions are reserved for in the same manner as management reserves for their other credit facilities.

For both on- and off-balance sheet financial instruments, the Company requires collateral to support such instruments when it is deemed necessary. The Company evaluates each client's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include deposits held in financial institutions; U.S. Treasury securities; other marketable securities; real estate; accounts receivable; property, plant and equipment; and inventory.

The allowance for credit losses for off-balance sheet credit commitments that are not unconditionally cancellable by the Bank is adjusted as a provision for credit loss expense and is recorded in other liabilities. The following table shows the activity in the allowance.

(Dollars in Thousands)		2025		2024		2023
Beginning Balance	$	2,155	$	3,191	$	2,989
Provision for Credit Losses		(48)		(1,036)		202
Ending Balance	$	2,107	$	2,155	$	3,191

Other Commitments. In the normal course of business, the Company enters into lease commitments which are classified as operating leases. See Note 7 – Leases for additional information on the maturity of the Company's operating lease commitments.

The Company has an outstanding commitment of up to $1.0 million in a bank tech venture capital fund focused on finding and funding technology solutions for community banks. At December 31, 2025, the amount remaining to be funded for the bank tech venture capital commitment was $0.3 million.

Contingencies. The Company is a party to lawsuits and claims arising out of the normal course of business. In management's opinion, there are no known pending claims or litigation, the outcome of which would, individually or in the aggregate, have a material effect on the consolidated results of operations, financial position, or cash flows of the Company.

Indemnification Obligation. The Company is a member of the Visa U.S.A. network. Visa U.S.A believes that its member banks are required to indemnify it for potential future settlement of certain litigation (the "Covered Litigation") that relates to several antitrust lawsuits challenging the practices of Visa and MasterCard International. In 2008, the Company, as a member of the Visa U.S.A. network, obtained Class B shares of Visa, Inc. upon its initial public offering. Since its initial public offering, Visa, Inc. has funded a litigation reserve for the Covered Litigation resulting in a reduction in the Class B shares held by the Company. During the first quarter of 2011, the Company sold its remaining Class B shares. Associated with this sale, the Company entered into a swap contract with the purchaser of the shares that requires a payment to the counterparty in the event that Visa, Inc. makes subsequent revisions to the conversion ratio for its Class B shares. Fixed charges included in the swap liability are payable quarterly until the litigation reserve is fully liquidated and at which time the aforementioned swap contract will be terminated. Conversion ratio payments and ongoing fixed quarterly charges are reflected in earnings in the period incurred. Quarterly fixed payments totaled $0.6 million for 2025, $0.7 million for 2024, and $0.8 million for 2023. Conversion ratio payments totaled $0.3 million in 2025 due to a revision to the share conversion rate related to additional funding by VISA of the merchant litigation reserve. There was a $0.2 million counterparty payment accrued and payable at December 31, 2025 due to a revision to the share conversion rate related to additional funding by VISA of the merchant litigation reserve. At December 31, 2024, there was no amounts payable.

Note 22
FAIR VALUE MEASUREMENTS

The fair value of an asset or liability is the exchange price that would be received were the Bank to sell that asset or paid to transfer that liability (exit price) in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- *Level 2 Inputs* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from, or corroborated, by market data by correlation or other means.

- *Level 3 Inputs* - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Securities Available for Sale. U.S. Treasury securities are reported at fair value utilizing Level 1 inputs. Other securities classified as AFS are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, credit information and the bond's terms and conditions, among other things.

In general, the Company does not purchase securities that have a complicated structure. The Company's entire portfolio consists of traditional investments, nearly all of which are U.S. Treasury obligations, federal agency bullet or mortgage pass-through securities, or general obligation or revenue based municipal bonds. Pricing for such instruments is easily obtained. At least annually, the Company will validate prices supplied by the independent pricing service by comparing them to prices obtained from an independent third-party source.

Equity Securities. Investments securities classified as equity securities are carried at cost and the share of earnings or losses is reported through net income as an adjustment to the investment balance. These securities are not readily marketable and therefore are classified as a Level 3 input within the fair value hierarchy.

Loans Held for Sale. The fair value of residential mortgage loans held for sale based on Level 2 inputs is determined, when possible, using either quoted secondary-market prices or investor commitments. If no such quoted price exists, the fair value is determined using quoted prices for a similar asset or assets, adjusted for the specific attributes of that loan, which would be used by other market participants. The Company has elected the fair value option accounting for its held for sale loans.

Mortgage Banking Derivative Instruments. The fair values of IRLCs are derived by valuation models incorporating market pricing for instruments with similar characteristics, commonly referred to as best execution pricing, or investor commitment prices for best effort IRLCs which have unobservable inputs, such as an estimate of the fair value of the servicing rights expected to be recorded upon sale of the loans, net estimated costs to originate the loans, and the pull-through rate, and are therefore classified as Level 3 within the fair value hierarchy. The fair value of forward sale commitments is based on observable market pricing for similar instruments and are therefore classified as Level 2 within the fair value hierarchy.

Interest Rate Swap. The Company's derivative positions are classified as Level 2 within the fair value hierarchy and are valued using models generally accepted in the financial services industry and that use actively quoted or observable market input values from external market data providers. The fair value derivatives are determined using discounted cash flow models.

Fair Value Swap. The Company entered into a stand-alone derivative contract with the purchaser of its Visa Class B shares. The valuation represents the amount due and payable to the counterparty based upon the revised share conversion rate, if any, during the period. There was $0.2 million counterparty payment accrued and payable at December 31, 2025 and no amounts payable at December 31, 2024.

A summary of fair values for assets and liabilities at December 31 consisted of the following:

(Dollars in Thousands)	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
2025				
ASSETS:				
Securities Available for Sale:				
U.S. Government Treasury	$ 333,264	$ -	$ -	$ 333,264
U.S. Government Agency	-	172,114	-	172,114
States and Political Subdivisions	-	34,911	-	34,911
Mortgage-Backed Securities	-	52,004	-	52,004
Corporate Debt Securities	-	43,532	-	43,532
Equity Securities	-	-	2,069	2,069
Loans Held for Sale	-	21,695	-	21,695
Residential Mortgage Loan Commitments ("IRLC")	-	-	464	464
LIABILITIES:				
Forward Sales Contracts	-	84	-	84
2024				
ASSETS:				
Securities Available for Sale:				
U.S. Government Treasury	$ 105,801	$ -	$ -	$ 105,801
U.S. Government Agency	-	143,127	-	143,127
State and Political Subdivisions	-	39,382	-	39,382
Mortgage-Backed Securities	-	55,477	-	55,477
Corporate Debt Securities	-	51,462	-	51,462
Equity Securities	-	-	2,399	2,399
Loans Held for Sale	-	28,672	-	28,672
Interest Rate Swap Derivative	-	5,319	-	5,319
Forward Sales Contracts	-	96	-	96
Residential Mortgage Loan Commitments ("IRLC")	-	-	248	248

Mortgage Banking Activities. The Company had Level 3 issuances and transfers related to mortgage banking activities of $7.7 million and $16.9 million, respectively, for the year ended December 31, 2025. The Company had Level 3 issuances and transfers related to mortgage banking activities of $7.1 million and $14.1 million, respectively, for the year ended December 31, 2024. Issuances are valued based on the change in fair value of the underlying mortgage loan from inception of the IRLC to the statement of financial condition date, adjusted for pull-through rates and costs to originate. IRLCs transferred out of Level 3 represent IRLCs that were funded and moved to mortgage loans held for sale, at fair value.

Assets Measured at Fair Value on a Non-Recurring Basis

Certain assets are measured at fair value on a non-recurring basis (i.e., the assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances). An example would be assets exhibiting evidence of impairment. The following is a description of valuation methodologies used for assets measured on a non-recurring basis.

Collateral Dependent Loans. Impairment for collateral dependent loans is measured using the fair value of the collateral less selling costs. The fair value of collateral is determined by an independent valuation or professional appraisal in conformance with banking regulations. Collateral values are estimated using Level 3 inputs due to the volatility in the real estate market, and the judgment and estimation involved in the real estate appraisal process. Collateral dependent loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly. Valuation techniques are consistent with those techniques applied in prior periods. Collateral dependent loans had a carrying value of $6.4 million with a valuation allowance of $0.1 million at December 31, 2025. Collateral dependent loans had a carrying value of $3.6 million with a valuation allowance of $0.1 million at December 31, 2024.

Other Real Estate Owned. During 2025 and 2024, certain foreclosed assets, upon initial recognition, were measured and reported at fair value through a charge-off to the allowance for credit losses based on the fair value of the foreclosed asset less estimated cost to sell. At December 31, 2025 and 2024, these assets were recorded at fair value, which is determined by an independent valuation or professional appraisal in conformance with banking regulations. On an ongoing basis, we obtain updated appraisals on foreclosed assets and record valuation adjustments as necessary. The fair value of foreclosed assets is estimated using Level 3 inputs due to the judgment and estimation involved in the real estate valuation process.

Mortgage Servicing Rights. Residential mortgage loan servicing rights are evaluated for impairment at each reporting period based upon the fair value of the rights as compared to the carrying amount. Fair value is determined by a third-party valuation model using estimated prepayment speeds of the underlying mortgage loans serviced and stratifications based on the risk characteristics of the underlying loans (predominantly loan type and note interest rate). The fair value is estimated using Level 3 inputs, including a discount rate, weighted average prepayment speed, and the cost of loan servicing. Further detail on the key inputs utilized are provided in Note 4 – Mortgage Banking Activities. At December 31, 2025 and 2024, there was no valuation allowance for mortgage servicing rights.

Other Fair Value Disclosures

The Company is required to disclose the estimated fair value of financial instruments, both assets and liabilities, for which it is practical to estimate fair value and the following is a description of valuation methodologies used for those assets and liabilities.

Cash and Short-Term Investments. The carrying amount of cash and short-term investments is used to approximate fair value, given the short time frame to maturity and as such assets do not present unanticipated credit concerns.

Securities Held to Maturity. Securities held to maturity are valued in accordance with the methodology previously noted in the caption "Assets and Liabilities Measured at Fair Value on a Recurring Basis – Securities Available for Sale".

Other Equity Securities. Other equity securities are accounted for under the equity method (Topic 323) and recorded at cost. These securities are not readily marketable securities and are reflected in Other Assets on the Statement of Financial Condition.

Loans. The loan portfolio is segregated into categories, and the fair value of each loan category is calculated using present value techniques based upon projected cash flows and estimated discount rates. Pursuant to the adoption of ASU 2016-01, *Recognition and Measurement of Financial Assets and Financial Liabilities*, the values reported reflect the incorporation of a liquidity discount to meet the objective of "exit price" valuation.

Deposits. The fair value of Noninterest Bearing Deposits, NOW Accounts, Money Market Accounts and Savings Accounts are the amounts payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated using present value techniques and rates currently offered for deposits of similar remaining maturities.

Subordinated Notes Payable. The fair value of each note is calculated using present value techniques, based upon projected cash flows and estimated discount rates as well as rates being offered for similar obligations.

Short-Term and Long-Term Borrowings. The fair value of each note is calculated using present value techniques, based upon projected cash flows and estimated discount rates as well as rates being offered for similar debt.

A summary of estimated fair values of significant financial instruments at December 31 consisted of the following:

(Dollars in Thousands)	Carrying Value		Level 1 Inputs		Level 2 Inputs		Level 3 Inputs	
2025								
ASSETS:								
Cash	$	62,189	$	62,189	$	-	$	-
Fed Funds Sold and Interest Bearing Deposits		467,782		467,782		-		-
Investment Securities, Held to Maturity		377,446		129,268		240,052		-
Other Equity Securities[1]		2,848		-		2,848		-
Mortgage Servicing Rights		924		-		-		1,359
Loans, Net of Allowance for Credit Losses		2,515,117		-		-		2,416,937
LIABILITIES:								
Deposits	$	3,662,312	$	-	$	3,662,466	$	-
Short-Term Borrowings		50,092		-		50,092		-
Subordinated Notes Payable		42,582		-		40,116		-
Long-Term Borrowings		680		-		680		-

(Dollars in Thousands)	Carrying Value		Level 1 Inputs		Level 2 Inputs		Level 3 Inputs	
2024								
ASSETS:								
Cash	$	70,543	$	70,543	$	-	$	-
Short-Term Investments		321,311		321,311		-		-
Investment Securities, Held to Maturity		567,155		361,529		182,931		-
Other Equity Securities[1]		2,848		-		2,848		-
Mortgage Servicing Rights		933		-		-		1,616
Loans, Net of Allowance for Credit Losses		2,622,299		-		-		2,457,883
LIABILITIES:								
Deposits	$	3,671,977	$	-	$	3,046,926	$	-
Short-Term Borrowings		28,304		-		28,304		-
Subordinated Notes Payable		52,887		-		42,530		-
Long-Term Borrowings		794		-		794		-

[1] Accounted for under the equity method – not readily marketable securities – reflected in other assets.

All non-financial instruments are excluded from the above table. The disclosures also do not include goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Note 23
PARENT COMPANY FINANCIAL INFORMATION

The following are condensed statements of financial condition of the parent company at December 31:

Parent Company Statements of Financial Condition

(Dollars in Thousands, Except Per Share Data)	**2025**	**2024**
ASSETS		
Cash and Due From Subsidiary Bank	$ 84,338	$ 70,721
Equity Securities	713	622
Investment in Subsidiary Bank	519,386	483,632
Goodwill and Other Intangibles	-	3,678
Other Assets	199	4,072
Total Assets	$ 604,636	$ 562,725
LIABILITIES		
Subordinated Notes Payable	$ 42,582	$ 52,887
Other Liabilities	9,203	14,521
Total Liabilities	51,785	67,408
SHAREOWNERS' EQUITY		
Common Stock, $0.01 par value; 90,000,000 shares authorized; 17,084,386 and 16,974,513 shares issued and outstanding at December 31, 2025 and 2024, respectively	171	170
Additional Paid-In Capital	41,650	37,684
Retained Earnings	508,443	463,949
Accumulated Other Comprehensive Income (Loss), Net of Tax	2,587	(6,486)
Total Shareowners' Equity	552,851	495,317
Total Liabilities and Shareowners' Equity	$ 604,636	$ 562,725

The operating results of the parent company for the three years ended December 31 are shown below:

Parent Company Statements of Operations

(Dollars in Thousands)		2025		2024		2023
OPERATING INCOME						
Income Received from Subsidiary Bank:						
Administrative Fees	$	8,364	$	6,334	$	6,367
Dividends		37,000		35,000		30,000
Other Income		1,261		306		453
Total Operating Income		46,625		41,640		36,820
OPERATING EXPENSE						
Salaries and Associate Benefits		6,635		5,433		4,257
Interest on Subordinated Notes Payable		1,924		2,450		2,427
Professional Fees		1,187		1,842		859
Advertising		261		234		214
Legal Fees		685		794		683
Other		1,527		1,667		1,670
Total Operating Expense		12,219		12,420		10,110
Earnings Before Income Taxes and Equity in Undistributed Earnings of Subsidiary Bank		34,406		29,220		26,710
Income Tax Benefit		(234)		(828)		(650)
Earnings Before Equity in Undistributed Earnings of Subsidiary Bank		34,640		30,048		27,360
Equity in Undistributed Earnings of Subsidiary Bank		26,917		22,867		24,898
Net Income Attributable to Common Shareowners	$	61,557	$	52,915	$	52,258

The cash flows for the parent company for the three years ended December 31 were as follows:

Parent Company Statements of Cash Flows

(Dollars in Thousands)	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income Attributable to Common Shareowners	$ 61,557	$ 52,915	$ 52,258
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:			
Equity in Undistributed Earnings of Subsidiary Bank	(26,917)	(22,867)	(24,898)
Gain on sale of subsidiary	(773)	-	-
Stock Compensation	2,324	1,801	1,468
Amortization of Intangible Asset	107	160	160
Increase in Other Assets	4,206	6,686	(117)
Increase in Other Liabilities	(5,016)	(6,191)	(1,557)
Net Cash Provided By Operating Activities	$ 35,488	32,504	27,314
CASH FROM INVESTING ACTIVITIES:			
Purchase of Equity Securities	$ -	$ (52)	(369)
Decrease in Investment in Subsidiaries	1,781	-	-
Net Cash Received for Divestitures	2,375	-	-
Net Cash (Used in) Provided by Investing Activities	$ 4,156	$ (52)	$ (369)
CASH FROM FINANCING ACTIVITIES:			
Principal Payments of Subordinated Notes	(10,305)	-	-
Dividends Paid	(17,063)	(14,906)	(12,905)
Issuance of Common Stock Under Compensation Plans	1,341	1,501	937
Payments to Repurchase Common Stock	-	(2,330)	(3,710)
Net Cash Used In Financing Activities	$ (26,027)	$ (15,735)	$ (15,678)
Net Increase in Cash and Due from Subsidiary Bank	13,617	16,717	11,267
Cash and Due from Subsidiary Bank at Beginning of Year	70,721	54,004	42,737
Cash and Due from Subsidiary Bank at End of Year	$ 84,338	$ 70,721	$ 54,004

Note 24
SEGMENT REPORTING

The Company operates a single reportable business segment that is comprised of commercial banking within the states of Florida, Georgia, and Alabama. The Company's CEO is deemed the Chief Operating Decision Maker ("CODM"). The CODM evaluates the financial performance of the Company by evaluating revenue streams, significant expenses, and budget to actual results in assessing the Company's single reporting segment and in the determination of allocating resources. The CODM uses consolidated net income to benchmark the Company against peers and to evaluate performance and allocate resources. Significant revenue and expense categories evaluated by the CODM are consistent with the presentation of the Consolidated Statement of Income and components of other noninterest expense as presented in Note 20.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures for 2025. At December 31, 2025, the end of the period covered by this Annual Report on Form 10-K, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer each concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining effective internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is also responsible for the preparation and fair presentation of the consolidated financial statements and other financial information contained in this report. The accompanying consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles and include, as necessary, best estimates and judgments by management.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Based on this evaluation under the framework in Internal Control - Integrated Framework, our management has concluded that our internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f), was effective as of December 31, 2025.

Forvis Mazars, LLP, an independent registered public accounting firm, has audited our consolidated financial statements as of and for the year ended December 31, 2025, and opined as to the effectiveness of internal control over financial reporting at December 31, 2025, as stated in its report, which is included herein on page 130.

Change in Internal Control. There have been no changes in our internal control during our most recently completed fiscal quarter that materially affected, or are likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Shareowners, Board of Directors, and Audit Committee
Capital City Bank Group, Inc.
Tallahassee, Florida

Opinion on the Internal Control Over Financial Reporting

We have audited Capital City Bank Group, Inc.'s (Company) internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, and our report dated February 27, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Forvis Mazars, LLP
Little Rock, Arkansas
February 27, 2026

Item 9B.   Other Information

During the three months ended December 31, 2025, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act or any "non-Rule 10b5-1 trading arrangement" as defined in Item 408(c) of Regulation S-K.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Item 10.   Directors, Executive Officers, and Corporate Governance

The information required by this item is incorporated herein by reference to the Proxy Statement for the Registrant's 2026 Annual Meeting of Shareowners, which will be filed with the SEC no later than 120 days after December 31, 2025.

Insider Trading Policy

The Company has adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers, associates, and agents, or the Company itself, that are reasonably designed to promote compliance with insider training laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Company's Insider Trading Policy has been filed as Exhibit 19 to this Annual Report on Form 10-K.

Item 11.   Executive Compensation

The information required by this item is incorporated herein by reference to the Proxy Statement for the Registrant's 2026 Annual Meeting of Shareowners, which will be filed with the SEC no later than 120 days after December 31, 2025.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Shareowners Matters.

The information required by this item is incorporated herein by reference to the Proxy Statement for the Registrant's 2026 Annual Meeting of Shareowners, which will be filed with the SEC no later than 120 days after December 31, 2025.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to the Proxy Statement for the Registrant's 2026 Annual Meeting of Shareowners, which will be filed with the SEC no later than 120 days after December 31, 2025.

Item 14.   Principal Accountant Fees and Services

The information required by this item is incorporated herein by reference to the Proxy Statement for the Registrant's 2026 Annual Meeting of Shareowners, which will be filed with the SEC no later than 120 days after December 31, 2025.

PART IV

Item 15.   Exhibits and Financial Statement Schedules

The following documents are filed as part of this report

1.   Financial Statements

Report of Independent Registered Public Accounting Firm
Consolidated Statements of Financial Condition at the End of Fiscal Years 2025 and 2024
Consolidated Statements of Income for Fiscal Years 2025, 2024, and 2023
Consolidated Statements of Comprehensive Income for Fiscal Years 2025, 2024, and 2023
Consolidated Statements of Changes in Shareowners' Equity for Fiscal Years 2025, 2024, and 2023
Consolidated Statements of Cash Flows for Fiscal Years 2025, 2024, and 2023
Notes to Consolidated Financial Statements

2.   Financial Statement Schedules

Other schedules and exhibits are omitted because the required information either is not applicable or is shown in the financial statements or the notes thereto.

3.   Exhibits Required to be Filed by Item 601 of Regulation S-K

Reg. S-K Exhibit Table Item No.	Description of Exhibit
3.1	Amended and Restated Articles of Incorporation - incorporated herein by reference to Exhibit 3.1 of the Registrant's Form 8-K (filed 5/3/21) (No. 0-13358).
3.2	Amended and Restated Bylaws - incorporated herein by reference to Exhibit 3.1 of the Registrant's Form 8-K (filed 12/20/2024) (No. 0-13358).
4.1	See Exhibits 3.1 and 3.2 for provisions of Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, which define the rights of the Registrant's shareowners.
4.2	Capital City Bank Group, Inc. 2021 Director Stock Purchase Plan - incorporated herein by reference to Exhibit 4.3 of the Registrant's Form S-8 (filed 5/14/21) (No. 333-256134).
4.3	Capital City Bank Group, Inc. 2021 Associate Stock Purchase Plan - incorporated herein by reference to Exhibit 4.4 of the Registrant's Form S-8 (filed 5/14/21) (No. 333-256134).
4.4	Capital City Bank Group, Inc. 2021 Associate Incentive Plan - incorporated herein by reference to Exhibit 4.5 of the Registrant's Form S-8 (filed 5/14/21) (No. 333-256134).
4.5	In accordance with Regulation S-K, Item 601(b)(4)(iii)(A) certain instruments defining the rights of holders of long-term debt of Capital City Bank Group, Inc. not exceeding 10% of the total assets of Capital City Bank Group, Inc. and its consolidated subsidiaries have been omitted. The Registrant agrees to furnish a copy of any such instruments to the Commission upon request.
10.1	Capital City Bank Group, Inc. Amended and Restated Dividend Reinvestment Plan - incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 8-K (filed 3/21/2024) (No. 0-13358).
10.2	Capital City Bank Group, Inc. Supplemental Executive Retirement Plan - incorporated herein by reference to Exhibit 10(d) of the Registrant's Form 10-K (filed 3/27/03) (No. 0-13358).
10.3	Capital City Bank Group, Inc. 401(k) Profit Sharing Plan – incorporated herein by reference to Exhibit 4.3 of Registrant's Form S-8 (filed 09/30/97) (No. 333-36693).
10.4	Capital City Bank Group, Inc. Supplemental Executive Retirement Plan II - incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q (filed 8/3/2020) (No. 0-13358).
10.5	Form of Participant Agreement for Long-Term Incentive Plan – incorporated herein by reference to Exhibit 10.6 of the Registrant's Form 10-K (filed 3/1/2023)(No.0-13358).

10.6	Assignment of Membership Interests, dated as of November 15, 2024, by and between Capital City Bank and BMGBMG, LLC – incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 8-K (filed 11/19/2024) (No. 0-13358).
19	Capital City Bank Group, Inc. Insider Trading Policy.*
21	Capital City Bank Group, Inc. Subsidiaries, as of December 31, 2025.*
23	Consent of Independent Registered Public Accounting Firm.*
31.1	Certification of CEO pursuant to Securities and Exchange Act Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of CFO pursuant to Securities and Exchange Act Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
97	Clawback Policy – incorporated herein by reference to Exhibit 97 of the Registrant's Form 10-K (filed 3/13/2024)(No.0-13358).
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Filed electronically herewith.

Item 16.   ***Form 10-K Summary***

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on February 27, 2026, on its behalf by the undersigned, thereunto duly authorized.

CAPITAL CITY BANK GROUP, INC.

/s/ William G. Smith, Jr.
William G. Smith, Jr.
Chairman and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on February 27, 2026 by the following persons in the capacities indicated.

/s/ William G. Smith, Jr.
William G. Smith, Jr.
Chairman and Chief Executive Officer
(Principal Executive Officer)

/s/ Jeptha E. Larkin
Jeptha E. Larkin
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on February 27, 2026, on its behalf by the undersigned, thereunto duly authorized.

Directors:

/s/ Robert Antoine	/s/ Bonnie J. Davenport
Robert Antoine	Bonnie J. Davenport
/s/ Thomas A. Barron	/s/ William Eric Grant
Thomas A. Barron	William Eric Grant
/s/ William F. Butler	/s/ Laura L. Johnson
William F. Butler	Laura L. Johnson
/s/ Stanley W. Connally, Jr.	/s/ John G. Sample, Jr.
Stanley W. Connally, Jr	John G. Sample, Jr
/s/ Marshall M. Criser III	/s/ William G. Smith, Jr.
Marshall M. Criser III	William G. Smith, Jr.
/s/ Kimberly A. Crowell	/s/ Ashbel C. Williams
Kimberly A. Crowell	Ashbel C. Williams

Exhibit 21. Capital City Bank Group, Inc. Subsidiaries, at December 31, 2025.

Direct Subsidiaries:
Capital City Bank
CCBG Capital Trust I (Delaware)
CCBG Capital Trust II (Delaware)

Indirect Subsidiaries:
Capital City Banc Investments, Inc. (Florida)
Capital City Trust Company (Florida)
Capital City Home Loans, LLC (Georgia)
FNB Financial Services, LLC (Florida)
Southeastern Oaks, LLC (Florida)
Capital City Wealth Advisors, Inc. (Florida)
Southern Live Oak Investments, Inc. (Delaware)
Red Hills REIT, Inc. (Florida)

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration Nos. 333-36693 and 333-256134) of Capital City Bank Group, Inc. (Company) of our report dated February 27, 2026, on our audits of the consolidated financial statements of the Company as of December 31, 2025 and 2024, and for each of the years in the three-year period ended December 31, 2025, which report is included in this Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated February 27, 2026, on our audit of the internal control over financial reporting of the Company as of December 31, 2025, which report is included in this Annual Report on Form 10-K.

/s/ Forvis Mazars, LLP

Little Rock, Arkansas
February 27, 2026

Exhibit 31.1

Certification of CEO Pursuant to Securities Exchange Act
Rule 13a-14(a) / 15d-14(a) as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, William G. Smith, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Capital City Bank Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ William G. Smith, Jr.
William G. Smith, Jr.
Chairman and
Chief Executive Officer

Date: February 27, 2026

Exhibit 31.2


Certification of CFO Pursuant to Securities Exchange Act
Rule 13a-14(a) / 15d-14(a) as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002


I, Jeptha E. Larkin, certify that:

1. I have reviewed this annual report on Form 10-K of Capital City Bank Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Jeptha E. Larkin
Jeptha E. Larkin
Executive Vice President and
Chief Financial Officer

Date: February 27, 2026

Exhibit 32.1


Certification of CEO Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906
of the Sarbanes-Oxley Act of 2002


Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned certifies that, to the undersigned's knowledge, (1) this Annual Report of Capital City Bank Group, Inc. (the "Company") on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (this "Report"), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended, and (2) the information contained in this Report fairly presents, in all material respects, the financial condition of the Company and its results of operations as of and for the periods covered therein.

/s/ William G. Smith, Jr.
William G. Smith, Jr.
Chairman and
Chief Executive Officer

Date: February 27, 2026

Exhibit 32.2


Certification of CFO Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906
of the Sarbanes-Oxley Act of 2002


Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned certifies that, to the undersigned's knowledge, (1) this Annual Report of Capital City Bank Group, Inc. (the "Company") on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (this "Report"), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended, and (2) the information contained in this Report fairly presents, in all material respects, the financial condition of the Company and its results of operations as of and for the periods covered therein.

/s/ Jeptha E. Larkin
Jeptha E. Larkin
Executive Vice President and
Chief Financial Officer

Date: February 27, 2026

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Capital City Bank Group

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